
02024713

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

PAGE 1 OF 203 PAGES
EXHIBIT INDEX ON PAGE 26.

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: April 8, 2002

By: [signature]
Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

AGENDA

for the annual General Meeting of Shareholders of ASML Holding N.V. ("the Company"), to be held at the Evoluon, Noord Brabantlaan 1-A, Eindhoven, on Thursday, March 21, 2002, beginning at 14.30 hours.

1. Opening.

2. Financial statements and Annual Report 2001.
   - Report of the Board of Management on the activities of the Company for the financial year 2001.
   - Report of the Supervisory Board.
   - Approval of the 2001 financial statements.

3. Discharge of the Board of Management and the Supervisory Board from liability for the financial year 2001.

4. Composition of the Supervisory Board.
   - Announcement of the retirement by rotation of A. Westerlaken;
   - Intention of the Supervisory Board to appoint J.W.B. Westerburgen with effect from March 21, 2002.

5. Proposal to amend the Articles of Association of the Company.
   It is proposed to amend the Articles of Association in accordance with the proposal as attached to this agenda, as well as to authorise every lawyer of De Brauw Blackstone Westbroek N.V. in order to effectuate such amendment of the Articles of Association and to apply for Dutch regulatory approval.

   The proposal to amend the Articles of Association provides for an integral amendment of the Articles of Association. The main reason for the amendment of the Articles of Association is the amendment of the "Wet giraal effectenverkeer", which allows the Company to convert bearer shares into registered shares. The Company intends to take the opportunity to do so. The amendments are discussed in the explanation to the draft deed of amendment of the Articles of Association as attached to this agenda.

6. Proposal to authorise the Board of Management for a period of 18 months from March 21, 2002, subject to the approval of the Supervisory Board and the Meeting of Holders of Priority Shares, to issue shares or rights to subscribe for shares of capital stock of the Company within the limits laid down in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption right accruing to shareholders. This authorisation will be limited to (i) 10% of the paid-up capital at the time of the authorisation, plus (ii) an additional 10% of the paid-up capital at the time of the authorisation, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

7. Proposal to authorise the Board of Management for a period of 18 months from March 21, 2002, to acquire such a number of shares as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

8. Any other business.

9. Closing.

Annual General Shareholders Meeting 2002

The Supervisory Board announces that, on the basis of the rotation schedule drawn up by the Supervisory Board, its member Mr. A. Westerlaken will retire by rotation per March 21, 2002 and that Mr. Westerlaken is not available for reappointment. The Supervisory Board also announces its intention to appoint Mr. J.W.B. Westerburgen as member of the Supervisory Board.

Subject to the provisions of article 21 of the Articles of Association of the Company regarding the right of recommendation and the right of objection of the General Meeting of Shareholders and the Works Council, the Supervisory Board hereby declares that it intends to appoint Mr. J.W.B. Westerburgen per March 21, 2002 as member of the Supervisory Board for a maximum period of four years, in accordance with the rotation schedule.

Mr. Westerburgen fits very well in the profile that the Supervisory Board has drawn up for this position. Furthermore, the Supervisory Board, having regard to Mr. Westerburgen's extensive experience in the field of corporate law and tax, as well as his membership of the Committee on Corporate Governance in the Netherlands, intends to appoint Mr. Westerburgen, because of the valuable contribution he is expected to make to the Company and to the Supervisory Board in particular.

Information in accordance with article 21, paragraph 4 of the Articles of Association of ASML Holding N.V., regarding the appointment of Mr. J.W.B. Westerburgen as a member of the Supervisory Board.

Name:	J.W.B. Westerburgen
Age:	59 years
Profession:	Former Company Secretary and Head of Tax of Unilever
Member of the Supervisory Board of:	Gamma Holding N.V. Unilever Nederland B.V.
Other relevant positions:	Former member of the Committee on Corporate Governance in the Netherlands (Peters Committee) Member of the Association Aegon

Number of shares in the company: None



ASML

Proposal to amend the Articles of Association ("Drieluik")

(i.r.t. ASML Annual General Shareholders Meeting of March 21, 2002)

CURRENT ARTICLES OF ASSOCIATION	PROPOSED ARTICLES OF ASSOCIATION	EXPLANATION
Name and seat. **Article 1.** 1.1. The name of the Company is: ASML Holding N.V.	**Name and seat.** **Article 1.** 1.1. The name of the Company is: ASML Holding N.V.	
1.2. It has its corporate seat in Veldhoven.	1.2. It has its corporate seat in Veldhoven.	
1.3. The provisions of sections 2:158 to 2:164 inclusive, Civil Code, hereinafter: the large company regime, shall apply to the Company.	1.3. The provisions of sections 2:158 to 2:164 inclusive, Civil Code, hereinafter: the large company regime, shall apply to the Company.	
Objects. **Article 2.** The objects of the Company are to establish, participate in, administer and finance companies and enterprises engaged in the development, manufacture and trading of products which are used for the production of semi-conductors especially lithographic products and systems, and the development and exploitation of technical and other expertise in the field of or in connection with the products and systems referred to above, and to do everything pertaining thereto or connected therewith, including to perform or have performed industrial, commercial and financial activities, to perform or have performed services in general, all this in the widest sense.	**Objects.** **Article 2.** The objects of the Company are to establish, participate in, administer and finance companies and enterprises engaged in the development, manufacture and trading of products which are used for the production of semi-conductors especially lithographic products and systems, and the development and exploitation of technical and other expertise in the field of or in connection with the products and systems referred to above, and to do everything pertaining thereto or connected therewith, including to perform or have performed industrial, commercial and financial activities, to perform or have performed services in general, all this in the widest sense.	
Share capital and shares. **Article 3.**	**Share capital and shares.** **Article 3.**	

3.1. The authorized share capital of the Company amounts to thirty-six million and four hundred and sixty-two euro (EUR 36,000,462.--), divided into nine hundred million (900,000,000) ordinary shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "ordinary shares" nine hundred million (900,000,000) cumulative preference shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "preference shares", and twenty-three thousand one hundred (23,100) priority shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "priority shares".	The authorized share capital of the Company amounts to thirty-six million and four hundred and sixty-two euro (EUR 36,000,462.--), divided into nine hundred million (900,000,000) ordinary shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "ordinary shares" nine hundred million (900,000,000) cumulative preference shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "preference shares", and twenty-three thousand one hundred (23,100) priority shares with a par value of two eurocents (EUR 0.02) each, in these articles of association henceforth referred to as "priority shares".	
3.2. Where in these articles of association reference is made tot shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	3.2. Where in these articles of association reference is made tot shares and shareholders, this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.	
Issuance of shares. **Article 4.** 4.1. The Board of Management shall have the power to issue shares if and insofar as the Board of Management has been designated by the general meeting of shareholders as	**Issuance of shares.** **Article 4.** 4.1. The Board of Management shall have the power to issue shares if and insofar as the Board of Management has been designated by the general meeting of shareholders as	

the authorized body for this purpose. The Board of Management requires the approval of the Supervisory Board and the meeting of holders of priority shares for a resolution with respect to such issuance. A designation as referred to above shall only be effective for a certain period not exceeding five years and may be extended for no longer than five years on each occasion.	the authorized body for this purpose. The Board of Management requires the approval of the Supervisory Board and the meeting of holders of priority shares for a resolution with respect to such issuance. A designation as referred to above shall only be effective for a certain period not exceeding five years and may be extended for no longer than five years on each occasion.	
4.2. If and insofar as a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management – which proposal must be approved by the Supervisory Board and by the meeting of holders of priority shares - to *resolve to issue shares.*	4.2. If and insofar as a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management – which proposal must be approved by the Supervisory Board and by the meeting of holders of priority shares - to *resolve to issue shares.*	
4.3. In the event of an issue of ordinary shares against payment in cash, holders of ordinary shares shall have a pre-emptive right in proportion to the number of ordinary shares held by them. In the event of an issuance of ordinary shares issued against payment other than in cash, pre-emptive rights shall not exist. The Board of Management shall have the power to resolve to restrict or exclude the pre-emptive rights of these shareholders, if and insofar as the Board of Management has also been designated by the general meeting of shareholders for this	4.3. In the event of an issue of ordinary shares against payment in cash, holders of ordinary shares shall have a pre-emptive right in proportion to the number of ordinary shares held by them. In the event of an issuance of ordinary shares issued against payment other than in cash, pre-emptive rights shall not exist. The Board of Management shall have the power to resolve to restrict or exclude the pre-emptive rights of these shareholders, if and insofar as the Board of Management has also been designated by the general meeting of shareholders for this	

	purpose as the authorized body for the period of such designation. The provisions of the second and third full sentences of the first paragraph shall apply correspondingly.		purpose as the authorized body for the period of such designation. The provisions of the second and third full sentences of the first paragraph shall apply correspondingly.	
4.4.	If and insofar as a designation as referred to in the third paragraph of this article is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management – which proposal must be approved by the Supervisory Board and by the meeting of holders of priority shares – to resolve to restrict or exclude the pre-emptive rights of the holders of ordinary shares.		If and insofar as a designation as referred to in the third paragraph of this article is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management – which proposal must be approved by the Supervisory Board and by the meeting of holders of priority shares – to resolve to restrict or exclude the pre-emptive rights of the holders of ordinary shares.	
4.5.	A resolution of the general meeting of shareholders in accordance with the third or fourth paragraph of this article requires a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the meeting.	4.5.	A resolution of the general meeting of shareholders in accordance with the third or fourth paragraph of this article requires a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the meeting.	
4.6.	In order for resolutions of the general meeting of shareholders to issue shares or to designate the Board of Management, as referred to in paragraph 1 and 2 of this article, to be valid, a prior or simultaneous resolution granting approval is required from each group of holders of shares of the same class whose rights are adversely affected by the issuance.	4.6	In order for resolutions of the general meeting of shareholders to issue shares or to designate the Board of Management, as referred to in paragraph 1 and 2 of this article, to be valid, a prior or simultaneous resolution granting approval is required from each group of holders of shares of the same class whose rights are adversely affected by the issuance.	
4.7.	The ordinary and priority shares must be paid	4.7	The ordinary and priority shares must be paid	

up in full when they are taken. At least a quarter of the par value shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board and the meeting of priority shareholders, has made a corresponding request in writing to the shareholders concerned.	up in full when they are taken. At least a quarter of the par value shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board and the meeting of priority shareholders, has made a corresponding request in writing to the shareholders concerned.	
4.8. Payment must be made in cash, unless another manner of contribution has been agreed upon. Payment in cash may be made in a foreign currency, subject to the Company's consent. The payment obligation may be fulfilled by payment in a foreign currency for the amount in Dutch currency for which the amount so paid is freely exchangeable, determined using the exchange rate on the day of payment or, after applying the provisions of the next sentence, on the day mentioned therein. The company may request that payment shall be made against the exchange rate on a certain day within two months before the last day on which payment must be made, provided the shares or depositary receipts therefor shall be recorded forthwith after the issuance in a price list of a stock exchange outside the Netherlands.	4.8. Payment must be made in cash, unless another manner of contribution has been agreed upon. Payment in cash may be made in a foreign currency, subject to the Company's consent. The payment obligation may be fulfilled by payment in a foreign currency for the amount in Dutch currency for which the amount so paid is freely exchangeable, determined using the exchange rate on the day of payment or, after applying the provisions of the next sentence, on the day mentioned therein. The company may request that payment shall be made against the exchange rate on a certain day within two months before the last day on which payment must be made, provided the shares or depositary receipts therefor shall be recorded forthwith after the issuance in a price list of a stock exchange outside the Netherlands.	

4.9. The provisions of this article shall apply accordingly to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person who exercises a right to subscribe for shares that was previously granted. The Board of Management shall have the power to issue such shares.	4.9. The provisions of this article shall apply accordingly to the granting of rights to subscribe for shares, but shall not apply to issuance of shares to a person who exercises a right to subscribe for shares that was previously granted. The Board of Management shall have the power to issue such shares.	
4.10. If the Board of Management has been designated as the body authorized to resolve to issue shares, then, in the case of the issuance of preference shares, including the granting of a right to take preference shares, though not the issuance of preference shares by virtue of exercising such an option right:	4.10. If the Board of Management has been designated as the body authorized to resolve to issue shares, then, in the case of the issuance of preference shares, including the granting of a right to take preference shares, though not the issuance of preference shares by virtue of exercising such an option right:	
a. the Board of Management is obliged to convene, within four weeks after said issuance, a general meeting in which the grounds for the issuance are explained, unless such an explanation has been given before then in a general meeting.	a. the Board of Management is obliged to convene, within four weeks after said issuance, a general meeting in which the grounds for the issuance are explained, unless such an explanation has been given before then in a general meeting.	
b. the prior approval of the general meeting for the specific case is required if, (i) as a result of said issuance and/or (ii) as a result of the earlier issuance of preference shares by the Board of Management without the above-mentioned approval or other	b. the prior approval of the general meeting for the specific case is required if, (i) as a result of said issuance and/or (ii) as a result of the earlier issuance of preference shares by the Board of Management without the above-mentioned approval or other	

cooperation of the general meeting, so many preference shares may be taken and/or have been issued that the total par value of the preference shares issued by the Board of Management without the above-mentioned approval or other cooperation of the general meeting exceeds one hundred per cent of the total par value of the other shares issued before said issuance.	cooperation of the general meeting, so many preference shares may be taken and/or have been issued that the total par value of the preference shares issued by the Board of Management without the above-mentioned approval or other cooperation of the general meeting exceeds one hundred per cent of the total par value of the other shares issued before said issuance.	
4.11. If preference shares have been issued by virtue of a resolution to issue shares or a resolution to grant a right to take shares, adopted by the Board of Management without the prior approval or other cooperation of the general meeting, the Board of Management is obliged to convene a general meeting within two years after said issuance and to submit to said general meeting a proposal regarding the purchase or cancellation of said issued preference shares. If, at said meeting, no resolution is adopted to purchase or cancel the preference shares, the Board of Management is obliged, each time within two years after the above-mentioned proposal has been put on the agenda of the general meeting of shareholders, to convene another general meeting in which a resolution regarding the purchase or cancellation of the	4.11 If preference shares have been issued by virtue of a resolution to issue shares or a resolution to grant a right to take shares, adopted by the Board of Management without the prior approval or other cooperation of the general meeting, the Board of Management is obliged to convene a general meeting within two years after said issuance and to submit to said general meeting a proposal regarding the purchase or cancellation of said issued preference shares. If, at said meeting, no resolution is adopted to purchase or cancel the preference shares, the Board of Management is obliged, each time within two years after the above-mentioned proposal has been put on the agenda of the general meeting of shareholders, to convene another general meeting in which a resolution regarding the purchase or cancellation of the	

preference shares shall be tabled, which obligation shall cease if the above-mentioned shares are no longer issued or held by a party other than the Company.	preference shares shall be tabled, which obligation shall cease if the above-mentioned shares are no longer issued or held by a party other than the Company.	
	4.12. Upon the issuance of a share, its transfer for inclusion in the giro deposit, as meant in the Securities Book-Entry Transfer Act ("Wge") ("Giro Deposit") or into a joint deposit, as meant in the Wge ("Joint Deposit"), respectively, can be effected by the Company without the cooperation of other Participants in the Joint Deposit and of other affiliated institutions, as meant in the Wge ("Affiliated Institutions"). To do so, it is sufficient for the Company to add the share to the register in the name of the Central Institute for Giro Securities Transactions, as meant in the Wge ("Central Institute") or the Affiliated Institution respectively, mentioning the fact that the share has been added to the Giro Deposit or the Joint Deposit respectively, and the other information as meant in article 8, paragraph 2, and the Central Institute or the Affiliated Institution respectively, accepts the transfer.	As a result of the revised Securities Book-Entry Transfer Act ("Wge") the Company has chosen to convert the bearer shares into registered shares ("dematerialization of shares"). With respect to the shares which are included in the Giro Securities Transaction System the Company will add the share to the register in the name of the Affiliated Institutions (the Banks) or the Central Institute.
Acquisition/Disposal of shares in its own share capital. **Article 5.** 5.1. Any acquisition by the Company of shares in its own share capital which are not fully paid up shall be null and void. The Company may	**Acquisition/Disposal of shares in its own share capital.** **Article 5.** 5.1. Any acquisition by the Company of shares in its own share capital which are not fully paid up shall be null and void. The Company may	

acquire fully paid up ordinary shares in its own share capital for valuable consideration, if and insofar as:	acquire fully paid up ordinary shares in its own share capital for valuable consideration, if and insofar as:	
a. its shareholders' equity less the acquisition price is not less than prescribed in the relevant statutory provisions;	a. its shareholders' equity less the acquisition price is not less than prescribed in the relevant statutory provisions;	
b. the par value of the shares in its share capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and	b. the par value of the shares in its share capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and	
c. the general meeting of shareholders has authorized the Board of Management to acquire such shares, which authorization may be granted for no more than eighteen months on each occasion.	c. the general meeting of shareholders has authorized the Board of Management to acquire such shares, which authorization may be granted for no more than eighteen months on each occasion.	
5.2. Shares thus acquired may again be disposed of. The Board of Management shall not acquire shares in the Company's own share capital as referred to above – where an authorization as referred to above has been granted- or dispose of such shares without the approval of the Supervisory Board. If depositary receipts for shares in the Company have been issued, such depositary receipts shall be viewed as shares for the purpose of the provisions of this paragraph	5.2. Shares thus acquired may again be disposed of. The Board of Management shall not acquire shares in the Company's own share capital as referred to above – where an authorization as referred to above has been granted- or dispose of such shares without the approval of the Supervisory Board. If depositary receipts for shares in the Company have been issued, such depositary receipts shall be viewed as shares for the purpose of the provisions of this paragraph	

and the previous paragraph.	and the previous paragraph.	
5.3. In the general meeting of shareholders no votes may be cast on a share held by the Company or a subsidiary or for a share for which one of them holds depositary receipts. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the Company or a subsidiary are not excluded from the right to vote in respect of such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the Company or such subsidiary. Neither the Company nor a subsidiary may cast votes in respect of a share for which it holds a right of usufruct or a right of pledge. Shares which are not entitled to voting rights pursuant to the provisions of law or this paragraph shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.	5.3. In the general meeting of shareholders no votes may be cast on a share held by the Company or a subsidiary or for a share for which one of them holds depositary receipts. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge on shares held by the Company or a subsidiary are not excluded from the right to vote in respect of such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the Company or such subsidiary. Neither the Company nor a subsidiary may cast votes in respect of a share for which it holds a right of usufruct or a right of pledge. Shares which are not entitled to voting rights pursuant to the provisions of law or this paragraph shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital has been provided or is represented.	
5.4. Upon the proposal of the Board of Management, which proposal must have the prior approval of the Supervisory Board and the meeting of holders of priority shares, the general meeting of shareholders shall have the power to resolve to reduce the issued	5.4. Upon the proposal of the Board of Management, which proposal must have the prior approval of the Supervisory Board and the meeting of holders of priority shares, the general meeting of shareholders shall have the power to resolve to reduce the issued share	

share capital: - by a cancellation of shares acquired by the Company in its own share capital; - by a reduction of the par value of the shares by an amendment of the articles of association, with partial repayment on those shares; - by a cancellation of preference shares, with repayment on those preference shares, or; - by a release from the obligation to make further payment on the preference shares upon implementation of a resolution to reduce the par value of the shares, In compliance with the provisions of the law in that respect.	capital: - By a cancellation of shares acquired by the Company in its own share capital; - By a reduction of the par value of the shares by an amendment of the articles of association, with partial repayment on those shares; - By a cancellation of preference shares, with repayment on those preference shares, or; - By a release from the obligation to make further payment on the preference Shares upon implementation of a resolution to reduce the par value of the shares, In compliance with the provisions of the law in that respect.	
Shares, share certificates and share register. **Article 6.** 6.1. The priority shares and preference shares shall be in registered form. No share certificates shall be issued for the priority shares and preference shares.	**Shares, share certificates and share register.** **Article 6.** 6.1. The shares shall be in registered form. No share certificates shall be issued for the priority shares, the preference shares and the ordinary shares of type I, as referred to in the next paragraph.	As a result of the conversion of the bearer shares into registered shares, all shares will be registered shares. Only for the ordinary shares according to Model II (which are listed on the Nasdaq) share certificates shall be issued.
6.2. Ordinary shares shall, at the option of the shareholder, be either in bearer or registered form. They shall be in bearer form unless the shareholder, either expressly or implicitly, indicates that he desires a share in registered form.		As a result of the dematerialization of the shares, each reference to bearer shares in the proposed text of the articles of association has been cancelled. All shares are registered shares.

6.3. Share certificates for ordinary shares in bearer form shall be available in the form of a scrip with a simplified dividend sheet (CF-certificates); such share certificates shall be referred to in these articles of association as share certificates of type A. The dividend sheet of a share certificate of type A shall only be issued by the Company to a custodian to be designated by the shareholder. The designated custodian shall have to be admitted as such by the Board of Management and shall have to have committed itself vis-à-vis the Company (a) not to submit the dividend sheets except to other custodians admitted by the Board of Management or to the Company, (b) to have the custody of the dividend sheets administered by an institution charged therewith by the Board of Management.		As a result of the cancellation of the registered shares there is no longer a difference between (i) share certificates according to Model A (share certificates for ordinary bearer shares) and (ii) share certificates according to Model II (share certificates for ordinary registered shares according to Model II) in the proposed text of the articles of association.
6.4. Share certificates of type A shall be available in denominations of one ordinary share, five ordinary shares, ten ordinary shares and one hundred ordinary shares, and further in denominations of such higher number of shares as the Board of Management shall determine.		
6.5. Registered ordinary shares shall be available: - in the form of an entry in the share register without issuance of a share	6.2. Ordinary shares shall be available: - in the form of an entry in the share register without issuance of a share certificate; such shares are referred to	

certificate; such shares are referred to in these articles of association as shares of type I; - and – to the extent the Board of Management so decides – in the form of an entry in the share register with the issuance of a share certificate, which share certificate shall consist of a scrip without dividend sheet; such shares and share certificates are referred to in these articles of association as shares and share certificates of type II.	in these articles of association as shares of type I; - and - the extent the Board of Management so decides – in the form of an entry in the share register with the issuance of a share certificate, which share certificate shall consist of a scrip without dividend sheet; such shares and share certificates are referred to in these articles of association as shares and share certificates of type II.	
6.6. The Board of Management may decide that the registration of ordinary shares of type I shall take place for one or more numbers of shares to be further determined by it.	6.3 The Board of Management may decide that the registration of ordinary shares of type I shall take place for one or more numbers of shares to be further determined by it.	
6.7. Share certificates of type II shall be available in such numbers of ordinary shares as the Board of Management shall determine.	6.4 Share certificates shall be available in such numbers of ordinary shares as the Board of Management shall determine.	
6.8. All share certificates shall be signed by or on behalf of two members of the Board of Management; the signatures may be effected by printed facsimile. Furthermore, share certificates of type II shall, and all other share certificates may, be countersigned by one or more persons to be designated by the Board of Management for that purpose.	6.5 All share certificates shall be signed by or on behalf of two members of the Board of Management, as well as countersigned by one or more persons to be designated by the Board of Management for that purpose; the signatures may be effected by printed facsimile.	
6.9. All share certificates shall be identified by numbers and/or letters in a manner to be determined by the Board of Management.	6.6. All share certificates shall be identified by numbers and/or letters in a manner to be determined by the Board of Management.	

6.10. The Board of Management may determine, provided with the approval of the Supervisory Board, that for the trade on foreign stock exchanges share certificates will be issued that comply with the requirements set by the foreign stock exchange(s) and that are not provided with any dividend sheet.	6.7. The Board of Management may determine, provided with the approval of the Supervisory Board, that for the trade on foreign stock exchanges share certificates will be issued that comply with the requirements set by the foreign stock exchange(s).	
6.11. "Share certificate" shall include in these articles of association a certificate of more than one share.	6.8. "Share certificate" shall include in these articles of association a certificate of more than one share.	
	6.9 The Company can, pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board, cooperate in the issuance of certificates in bearer form.	To avoid that the arbitration rules of Section 1 of Title 8 of Book 2 Dutch Civil Code apply because of the cancellation of the registered shares, this paragraph determines that with the cooperation from the Company certificates in bearer form can be issued.
Article 7. 7.1. Upon a written request from a person entitled to such certificates, share certificates, including parts thereof that are missing or damaged, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and – in case of a loss – the loss, to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem necessary.	**Article 7.** 7.1. Upon a written request from a person entitled to such certificates, share certificates, including parts thereof that are missing or damaged, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and – in case of a loss – the loss, to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem necessary.	
7.2. In appropriate cases, at its own discretion, the Board of Management may stipulate that for the issuance of certificates or duplicates		As a result of the dematerialization of the shares the provision containing the issuance of duplicates for share certificates in bearer form has been cancelled.

for share certificates in bearer form it is required that the identifying numbers and/or letters of the missing documents be published three times, at intervals of at least one month, in at least three newspapers to be determined by the Board of Management and – if shares in the share capital of the Company are admitted to the official listing of the stock exchange in Amsterdam - in the Official Price List of Euronext Amsterdam N.V., announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, provided, however, that the original documents have not been produced and shown to the Board of Management before that time.		
7.3. The issuance of new certificates or duplicates shall cause the original documents to be invalid.	7.2. The issuance of new certificates or duplicates shall cause the original documents to be invalid.	
7.4. The issuance of new certificates or duplicates for share certificates in registered form may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be determined by the Board of Management.	7.3. The issuance of new certificates or duplicates for share certificates may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be determined by the Board of Management.	As a result of dematerialization of shares each reference to share certificates of bearer shares has been cancelled.
Article 8. 8.1. With due observance of the provisions of law a register in respect of the registered shares shall be kept by or on behalf of the Company,	**Article 8.** 8.1. With due observance of the provisions of law a share register shall be kept by or on behalf of the Company, which register shall	Clarification in the proposed text of the articles of association; "register" has been replaced by "share

which register shall be regularly updated and which, at the discretion of the Board of Management, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.	be regularly updated and which, at the discretion of the Board of Management, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.	register", because in case a registration date (see article 31 paragraph 3 of the articles of association) will be used, a register will be maintained as well.
8.2. Each shareholder's name, his address, the date on which he has acquired the shares, the number and the type of the shares held by him, the date of acknowledgement or service, the amount paid up on each share, and all other information that must be registered pursuant to the provisions of law, as well as such further information as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the register.	8.2. Each shareholder's name, his address, the date on which he has acquired the shares, the number and the type of the shares held by him, the date of acknowledgement or service, the amount paid up on each share, and all other information that must be registered pursuant to the provisions of law, as well as such further information as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the share register.	
8.3. The Board of Management shall determine the form and the contents of the share register with due observance of the provisions of the first two paragraphs of this article. The Board of Management may determine that the register shall vary as to its form and contents according to whether they relate to shares of type I or to shares of type II.	8.3. The Board of Management shall determine the form and the contents of the share register with due observance of the provisions of the first two paragraphs of this article. The Board of Management may determine that the share register shall vary as to its form and contents according to whether they relate to shares of type I or to shares of type II.	
	8.4. In the case of shares that have been transferred to an Affiliated Institution, for inclusion in a Joint Deposit, or to the Central Institute, for inclusion in the Giro Deposit, the	For the shares which are included in the Giro Securities Transaction System the Company will add the information of the Affiliated Institutions or the Central Institute into the share register.

	name and address of the Affiliated Institution or the Central Institute respectively, shall be entered in the share register, together with a statement of the date on which the shares were added to the Joint Deposit or the Giro Deposit respectively.	
8.4. Upon request, a shareholder shall be given free of charge a declaration of what is stated in the register concerning the shares registered in his name, which statement may be signed by special proxy holders authorized thereto by the Board of Management.	8.5. Upon request, a shareholder shall be given free of charge a declaration of what is stated in the share register concerning the shares registered in his name, which statement may be signed by special proxy holders authorized thereto by the Board of Management.	
8.5. The provisions of the preceding paragraphs shall apply accordingly to those who hold a right of usufruct or a right of pledge on one or more registered shares, in addition to any other information required to be registered in the register pursuant to law.	8.6. The provisions of the preceding paragraphs shall apply accordingly to those who hold a right of usufruct or a right of pledge on one or more shares, in addition to any other information required to be registered in the share register pursuant to law.	
Article 9. 9.1. Subject to the provisions of article 6, a holder of a share certificate of type A may, after submitting the share certificate to the Company, upon his request and at his option, obtain: - either an entry in the share register for one or more shares of type I up to an equal nominal amount; - or one or more share certificates of type II up to an equal nominal amount.	**Article 9.**	As a result of the dematerialization of shares the share certificates of type A have been cancelled and the possibility to convert a bearer share into a registered share and vice versa has also been cancelled. Only the conversion of a registered share of type I into a share with a share certificate of type II and vice versa has been maintained.

9.2. Subject to the provisions of article 6, the holder of an entry in the share register for one or more shares of type I may, upon his request and at his option, obtain: - either one or more share certificates of type II up to an equal nominal amount; - or one or more share certificates of type A up to an equal nominal amount.	9.1. Subject to the provisions of article 6, a holder of an entry in the share register for one or more shares of type I may, upon his request, obtain one or more share certificates of type II up to an equal nominal amount.	
9.3. Subject to the provisions of article 6, the holder of a share certificate of type II registered in his name may, after submitting the share certificate to the Company, upon his request and at his option,: - either an entry in the share register for one or more shares of type I up to an equal nominal amount; - or one or more share certificates of type A up to an equal nominal amount.	9.2. Subject to the provisions of article 6, a holder of a share certificate of type II registered in his name may, after submitting the share certificate to the Company, upon his request obtain an entry in the share register for one or more shares of type I up to an equal nominal amount.	
9.4. The holder of one or more share certificates in bearer or registered form may, after submitting the share certificates to the Company, upon his request and at his option obtain one or more share certificates in bearer form or one or more share certificates in registered form of the same type and up to an equal nominal amount, each for as many shares as he requests, subject, however, to the provisions of article 6, paragraphs 4 and 7.		
9.5. The Board of Management may demand that	9.3. The Board of Management may demand that	

a request as referred to in this article shall be made on a form to be supplied by the Company free of charge, which shall be signed by the applicant.	a request as referred to in this article shall be made on a form to be supplied by the Company free of charge, which shall be signed by the applicant.	
TRANSFER OF SHARES. **Article 10.** 10.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a registered share shall require an instrument intended for such purpose and, unless the Company itself is a party to the transaction, the written acknowledgement of the transfer by the Company; service upon the Company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.	**TRANSFER OF SHARES.** **Article 10.** 10.1. Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the Company itself is a party to the transaction, the written acknowledgement of the transfer by the Company; service upon the Company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.	
10.2. The transfer of a priority share can only take place with due observance of the provisions of article 11, paragraphs 1 to 6 and the transfer of a preference share can only take place with due observance of the provisions of article 11, paragraphs 7 to 13.	10.2. The transfer of a priority share or a preference share can only take place with due observance of the provisions of article 11.	As a part of the synchronization of the articles of association it is proposed to amend the present share transfer restriction (*blokkeringsregeling*) for the transfer of a priority share from a right of first refusal into a approval procedure (*goedkeuringsregeling*) similar to the share transfer restriction for a preference share.
10.3. A transfer of a registered ordinary share can only take place with the consent of the Board of Management, except as provided by paragraph 4 of this article.		

The consent of the Board of Management may be given subject to such terms and conditions as the Board of Management may consider advisable or necessary. The applicant shall always be authorized to require that said consent be given subject to the condition that the transfer shall be made to a person designated by the Board of Management. The approval shall be deemed to have been granted, if the Board of Management has not made a decision with respect thereto within six weeks after the request for approval.		
10.4. The consent of the Board of Management shall not be required:		
a. in case a share of type I is transferred, if an instrument of transfer, signed by both parties to the transfer, on a form to be supplied by the Company free of charge, has been submitted to the Company;	10.3. In cases where a share of type I is transferred, an instrument of transfer, signed by both parties to the transfer, on a form to be supplied by the Company free of charge, <u>must be submitted</u> to the Company.	
b. in case a share certificate of type II has been issued for the share to be transferred, if the share certificate is submitted to the Company, provided that an instrument of transfer in the form referred to above under a., printed on the back of the share certificate, has been duly completed and signed by or on behalf of the transferor, or a separate instrument in substantially the same form	10.4. In cases where a share <u>for which</u> a certificate of type II has been issued <u>is transferred</u>, the share certificate must be <u>submitted</u> to the Company, provided that an instrument of transfer as referred to in the previous paragraph, printed on the back of the share certificate, has been duly completed and signed by or on behalf of the transferor, or a separate instrument in substantially the same form is submitted	

is submitted together with the share certificate	together with the share certificate.	
10.5. If a transfer of a share of type II has been effected by service of an instrument of transfer upon the Company, the Company shall, at the discretion of the Board of Management, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal nominal amount.	10.5. If a transfer of a share of type II has been effected by service of an instrument of transfer upon the Company, the Company shall, at the discretion of the Board of Management, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal nominal amount.	
10.6. The Company's written acknowledgement of a transfer of a share of type II shall, at the discretion of the Board of Management, be effected either by endorsement of the transfer on the share certificate as proof of the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name up to an equal nominal amount.	10.6. The Company's written acknowledgement of a transfer of a share of type II shall, at the discretion of the Board of Management, be effected either by endorsement of the transfer on the share certificate as proof of the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name up to an equal nominal amount.	
	10.7. If a share is being transferred for inclusion in a Joint Deposit, the transfer shall be accepted by the Affiliated Institution in question. In cases where a share is being transferred for inclusion in the Giro Deposit, the transfer shall be accepted by the Central Institute. Transfer and acceptation can take place without the cooperation of the other participants in the Joint Deposit and without the cooperation of other Affiliated Institutions.	Addition as a result of the dematerialization of the shares. To include the shares in a Joint Deposit respectively Giro Deposit, the shares will be delivered to an Affiliated Institution respectively Necigef.

	10.8. An Affiliated Institution is empowered to transfer shares for inclusion in the Giro Deposit and, insofar as deduction has not been rendered impossible, to deduct shares from the Joint Deposit without the cooperation of the other Participants. The Central Institute is, insofar as delivery has not been rendered impossible, empowered to deduct shares from the Giro Deposit for inclusion in a Joint Deposit without the cooperation of the other participants.	Technical result of the amended provisions in the Wge.
	10.9. If the transfer of an ordinary share does not take place in accordance with the provisions of paragraphs 3, 4, 7 and 8 of this article, the transfer of an ordinary share can only take place with the permission of the Board of Management. The Board of Management may make its permission subject to such conditions as the Board of Management may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the Board of Management. The permission shall be deemed to have been granted, should the Board of Management not have decided on granting permission for the request within six weeks of being requested to do so.	The recent paragraph 9 of article 10 is similar to the former paragraph 3 of article 10.

10.7. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of registered shares in the event of a division of any registered share constituting joint property, the transfer of a registered share as a consequence of a writ of execution and the creation of limited rights on a registered share.	10.10. The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a division of any share constituting joint property, the transfer of a share as a consequence of a writ of execution and the creation of limited rights on a share.	
10.8. The submission of requests and the submission of documents referred to in articles 5 to 9 inclusive shall be made at a place to be determined by the Board of Management. Different places may be determined for the different classes and types of shares and share certificates, including – in case of a listing as referred to in article 7, paragraph 2 – in any case a place in Amsterdam.	10.11. The submission of requests and the submission of documents referred to in articles 5 to 9 inclusive shall be made at a place to be determined by the Board of Management. Different places may be determined the different types of shares, including – if shares in the share capital of the Company are admitted tot the official listing of the stock exchange in Amsterdam – in any case a place in Amsterdam.	Amendment as a result of the deletion of the present article 7 paragraph 2 of the articles of association regarding the dematerialization of the shares.
10.9. The Company is authorized to charge amounts, at no more than cost, and to be determined by the Board of Management, to those persons who request any services to be carried out pursuant to articles 5 to 9 inclusive, provided that a number of shares of type A may at the request of the shareholder be combined in one certificate, free of charge, such number to be determined by the Board of Management with the approval of the shareholder. Such certificate may at the request of the	10.12. The Company is entitled to charge amounts, at no more than cost, and to be determined by the Board of Management, to those persons who request any services to be carried out pursuant to articles 5 to 9 inclusive.	

shareholder, again free of charge, be divided into singular documents or into documents representing another number of shares of type A, such number to be determined by the Board of Management with the approval of the shareholder, together up to an equal nominal amount.		
	10.13. The Company can, pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board, make the delivery of shares, within the meaning of article 26 of the Wge impossible. The resolution to this effect cannot be invoked against a Participant any sooner than after six months of the publication of the resolution in at least one national daily Dutch newspaper, and in the *Official* Pricelist of Euronext Amsterdam N.V. The Company can revoke any such resolution by means of a resolution of the Board of Management, subject to the approval of the Supervisory Board. In such a case, deduction shall be possible from the day following on the day of publication of such a resolution in at least one national daily Dutch newspaper, and in the Official Pricelist of the Euronext Amsterdam N.V.	In accordance with the revised text of the Wge the Company can make the delivery of shares from a Joint Deposit respectively Giro Deposit impossible.
Priority shares. preference shares. **Article 11.** 11.1. A priority share may only be transferred to a	**Priority shares. Preference shares.** **Article 11.**	Further to the proposed amendment of article 10

party nominated by the meeting of holders of priority shares, and upon payment of the par value of the respective share, increased by a percentage thereof, calculated by taking into account the time elapsed during the beginning of the current financial year until the moment of transfer, which percentage is equal to four (4) per cent per annum, or, if less, the statutory interest rate at the beginning of the relevant financial year.		paragraph 2, the approval procedure has been included as share transfer restriction for the transfer of preference shares. Due to this the present paragraph 1 up to and including 6 of article 11 will be cancelled.
11.2. A holder of a priority share wishing to transfer his share shall notify the Board of Management of his intention by registered letter. The Board of Management shall as soon as possible bring the contents of such letter to the attention of the Chairman of the Supervisory Board and of the holders of priority shares. In that event the Chairman of the Supervisory Board shall convene a meeting of holders of priority shares, which meeting shall be held within a month after receipt of the letter referred to above and which meeting shall resolve upon the designation of an interested party.		
11.3. However, the holder of a priority share who, by registered letter addressed to the Board of Management, has requested the designation of an interested party in accordance with the provisions of the preceding paragraph, shall be free to transfer the share offered by him if,		

after a period of three months after receipt of such letter, the meeting of holders of priority shares has not designated a party or no party has agreed to acquire the share.		
11.4. In the event of transmission of a priority share upon the death of a holder thereof or for any other reason, the acquiror(s) is/are obligated to offer the share concerned by registered letter, addressed to the Board of Management, for transfer to a party to be designated by the meeting of holders of priority shares. The provisions of the paragraphs 1, 2 and 3 of this article shall apply in that event correspondingly. In such a case the Company shall be irrevocably authorized to effectuate the transfer to the party on behalf of the acquiror(s) and to receive the payment on his or their behalf. Except where the Company itself is a party to the transaction, the rights connected with the priority shares can only be exercised after the Company has acknowledged the transaction or the deed of transfer has been served upon the Company, or the Company has acknowledged the transfer of the priority share by means of a registration in the priority share register.		
11.5. The provisions of paragraph 4 of this article shall apply correspondingly in case of		

bankruptcy, moratorium of payment, placement under legal guardianship, as well as in case the holder of a priority share loses the ability to dispose of his property freely.		
11.6. The transfer of a priority share shall be entered in the priority share register.		
11.7. The approval of the meeting of holders of priority shares shall be required for every transfer of preference shares. Said approval shall be requested in writing.	11.1. The approval of the meeting of holders of priority shares shall be required for every transfer of priority shares or preference shares. Said approval shall be requested in writing.	
11.8. If approval is refused, the meeting of holders of priority shares is obliged to designate one or more parties who are willing and able to acquire on payment of cash all the preference shares to which the request relates at a price to be fixed by the transferor and the meeting of holders of priority shares in joint consultation within two months after said designation.	11.2. If approval is refused, the meeting of holders of priority shares is obliged to designate one or more parties who are willing and able to acquire on payment of cash all the priority shares or all the preference shares respectively, to which the request relates at a price to be fixed by the transferor and the meeting of holders of priority shares in joint consultation within two months after said designation.	
11.9. If the transferor has not received written notice from the Company within three months after receipt by the Company of the request to approve the proposed transfer, or a timely written rejection has not been accompanied at the same time by the designation of one or more interested parties as referred to in paragraph 8, the approval of the transfer shall be deemed to have been granted after	11.3. If the transferor has not received written notice from the Company within three months after receipt by the Company of the request to approve the proposed transfer, or a timely written rejection has not been accompanied at the same time by the designation of one or more interested parties as referred to in paragraph 2, the approval of the transfer shall be deemed to have been granted after the	

the above-mentioned period has elapsed or after receipt of the notice of rejection.	above-mentioned period has elapsed or after receipt of the notice of rejection.	
11.10. If no agreement has been reached between the transferor and the Board of Management regarding the price referred to in paragraph 8 within two months after the rejection, said price shall be fixed by an expert to be designated by the transferor and the Board of Management in joint consultation or, in the absence of agreement thereon within three months after the rejection, by the Chairman of the Chamber of Commerce and Industry in the municipality where the Company has its corporate seat according to these articles of association, at the request of either party.	11.4. If no agreement has been reached between the transferor and the Board of Management regarding the price referred to in paragraph 2 within two months after the rejection, said price shall be fixed by an expert to be designated by the transferor and the Board of Management in joint consultation or, in the absence of agreement thereon within three months after the rejection, by the Chairman of the Chamber of Commerce and Industry in the municipality where the Company has its de facto address, at the request of either party.	Amendment as a result of the revised Commercial Registers Act ("*Handelsregisterwet*").
11.11. The transferor shall have the right to abandon the transfer provided that he informs the Board of Management thereof in writing within one month after he has been informed of the name of the designated party or parties and of the price fixed.	11.5. The transferor shall have the right to abandon the transfer provided that he informs the Board of Management thereof in writing within one month after he has been informed of the name of the designated party or parties and of the price fixed.	
11.12. In the case of approval of the transfer as defined in paragraphs 7 or 9, the transferor shall be entitled to transfer all the preference shares to which his request related to the party named in the request during a period of three months after said approval.	11.6. In the case of approval of the transfer as defined in paragraphs 1 or 3, the transferor shall be entitled to transfer all the priority shares or all the preference shares respectively, to which his request related to the party named in the request during a period of three months after said approval.	
11.13. The costs to the Company connected with the transfer may be charged to the party	11.7. The costs to the Company connected with the transfer may be charged to the party	

acquiring the shares.	acquiring the shares.	
	11.8. Any transfer of a priority share or of a preference share respectively, shall be entered in the share register.	Clarification
Holders of a right of usufruct, holders of a right of pledge and holders of depositary receipts. **Article 12.** 12.1. No right of pledge can be established on the preference shares.	**Holders of a right of usufruct, holders of a right of pledge and holders of depositary receipts.** **Article 12.** 12.1. No right of pledge can be established on the preference shares.	
12.2. The holder of a right of usufruct who in accordance with the provisions of section 2:88, Civil Code, does not have the right to vote and the holder of a right of pledge who in accordance with the provisions of section 2:89, Civil Code, does not have the right to vote, shall not have the rights conferred by law on the holders of depositary receipts for shares issued with the cooperation of the Company.	12.2. The holder of a right of usufruct who in accordance with the provisions of section 2:88, Civil Code, does not have the right to vote and the holder of a right of pledge who in accordance with the provisions of section 2:89, Civil Code, does not have the right to vote, shall not have the rights conferred by law on the holders of depositary receipts for shares issued with the cooperation of the Company.	
12.3. Where in these articles of association reference is made to others entitled to attend meetings, this shall include the holders of depositary receipts for shares issued with the cooperation of the Company and the persons who, under the provisions of paragraph 4 of section 2:88 or section 2:89, Civil Code, have the rights conferred by law on holders of depositary receipts for shares issued with the cooperation of the Company.	12.3. Where in these articles of association reference is made to others entitled to attend meetings, this shall include the holders of depositary receipts for shares issued with the cooperation of the Company and the persons who, under the provisions of paragraph 4 of section 2:88 or section 2:89, Civil Code, have the rights conferred by law on holders of depositary receipts for shares issued with the cooperation of the Company.	

Board of management. **Article 13.** 13.1. The Company shall be managed by a Board of Management, consisting of at least two members, under the supervision of a Supervisory Board.	**Board of management.** **Article 13.** 13.1. The Company shall be managed by a Board of Management, consisting of at least two members, under the supervision of a Supervisory Board.	
13.2. The members of the Board of Management shall be appointed by the Supervisory Board. The Supervisory Board shall inform the general meeting of shareholders of the intended appointment of a member of the Board of Management. The provisions of section 2:158, paragraph 11, Civil Code shall apply correspondingly.	13.2. The members of the Board of Management shall be appointed by the Supervisory Board. The Supervisory Board shall inform the general meeting of shareholders of the intended appointment of a member of the Board of Management. The provisions of section 2:158, paragraph 11, Civil Code shall apply correspondingly.	
13.3. If the number of members of the Board of Management has fallen below two, the powers of the Board of Management shall remain unaffected. In such a case a meeting of the Supervisory Board shall be held forthwith to fill the vacancies in the Board of Management.	13.3. If the number of members of the Board of Management has fallen below two, the powers of the Board of Management shall remain unaffected. In such a case a meeting of the Supervisory Board shall be held forthwith to fill the vacancies in the Board of Management.	
13.4. With due observance of the minimum referred to in paragraph 1 of this article, the number of members of the Board of Management shall be determined by the meeting of holders of priority shares in consultation with the Supervisory Board.	13.4. With due observance of the minimum referred to in paragraph 1 of this article, the number of members of the Board of Management shall be determined by the meeting of holders of priority shares in consultation with the Supervisory Board.	
Article 14. 14.1. Members of the Board of Management may be suspended or removed by the	**Article 14.** 14.1. Members of the Board of Management may be suspended or removed by the	

Supervisory Board.	Supervisory Board.	
14.2. The Supervisory Board shall not remove a member of the Board of Management until the general meeting of shareholders has been heard in respect of the intended removal.	14.2. The Supervisory Board shall not remove a member of the Board of Management until the general meeting of shareholders has been heard in respect of the intended removal.	
14.3. The members of the Board of Management may be suspended by the Supervisory Board either collectively or individually. Within three months of such suspension a general meeting of shareholders shall be held to hear the general meeting of shareholders in connection with the intended removal of the suspended member from the Board of Management. If such general meeting of shareholders is not held within three months of the suspension, the suspension shall lapse. The person concerned shall be entitled to account for his actions at that meeting.	14.3. The members of the Board of Management may be suspended by the Supervisory Board either collectively or individually. Within three months of such suspension a general meeting of shareholders shall be held to hear the general meeting of shareholders in connection with the intended removal of the suspended member from the Board of Management. If such general meeting of shareholders is not held within three months of the suspension, the suspension shall lapse. The person concerned shall be entitled to account for his actions at that meeting.	
Article 15. 15.1. The Board of Management as well as two members of the Board of Management acting jointly shall have power to represent the Company.	**Article 15.** 15.1. The Board of Management as well as two members of the Board of Management acting jointly shall have power to represent the Company.	
15.2. The Board of Management may, subject to the approval of the Supervisory Board, give each of its members individually power of attorney to represent the Company within certain limits defined in the power of attorney.	15.2. The Board of Management may, subject to the approval of the Supervisory Board, give each of its members individually power of attorney to represent the Company within certain limits defined in the power of attorney.	

15.3. The Board of Management may grant to persons, whether or not employed by the Company, the power to represent the Company and may therewith determine the scope of such power of attorney as well as the title of such persons.	15.3. The Board of Management may grant to persons, whether or not employed by the Company, the power to represent the Company and may therewith determine the scope of such power of attorney as well as the title of such persons.	
15.4. The Board of Management is authorized to perform the transactions as referred to in section 2:94, paragraph 1, Civil Code, to the extent such authority has not been explicitly excluded or limited pursuant to a provision of these articles of association.	15.4. The Board of Management is authorized to perform the transactions as referred to in section 2:94, paragraph 1, Civil Code, to the extent such authority has not been explicitly excluded or limited pursuant to a provision of these articles of association.	
	15.5. If a member of the Board of Management, acting in his personal capacity, enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the Company, the Company may be represented in that matter by one of the other members of the Board of Management, or by a member of the Supervisory Board designated by the Supervisory Board, unless the general meeting designates a person for that purpose or unless the law provides otherwise for such designation. Such a person may also be the member of the Board of Management in respect with whom the conflict of interest exists. If a member of the Board of Management has a conflict of interest with the Company other than as referred to in the	This provision clarifies how to proceed if the Company has a conflict of interest with one or more members of the Board of Management.

	first sentence of this paragraph, he shall as each of the other members of the Board of Management have the power to represent the Company.	
Article 16. 16.1. The Supervisory Board shall appoint one of the members of the Board of Management as Chairman.	**Article 16.** 16.1. The Supervisory Board shall appoint one of the members of the Board of Management as Chairman.	
16.2. Resolutions of the Board of Management shall be adopted by an absolute majority of votes cast. In a tie vote the Chairman of the Board of Management shall have a casting vote.	16.2. Resolutions of the Board of Management shall be adopted by an absolute majority of votes cast. In a tie vote the Chairman of the Board of Management shall have a casting vote.	
16.3. The Board of Management shall adopt internal rules and regulations regarding the manner of convening its meetings and the internal procedures at such meetings.	16.3. The Board of Management shall adopt internal rules and regulations regarding the manner of convening its meetings and the internal procedures at such meetings.	
Article 17. 17.1. Without prejudice to the other provisions of these articles of association, resolutions of the Board of Management shall require the approval of the Supervisory Board concerning: a. issuance, including the granting of rights to subscribe for shares in the share capital of the Company, and acquisition of shares in and debentures chargeable to the Company or of debentures chargeable to a limited partnership or general partnership of which the Company is a	**Article 17.** 17.1. Without prejudice to the other provisions of these articles of association, resolutions of the Board of Management shall require the approval of the Supervisory Board concerning: a. issuance, including the granting of rights to subscribe for shares in the share capital of the Company, and acquisition of shares in and debentures chargeable to the Company or of debentures chargeable to a limited partnership or general partnership of which the Company is a	

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<tr>
<td>general partner with full liability;
b. cooperation in the issuance of depositary receipts for shares in the Company;
c. application for listing or for withdrawal of the listing of the documents referred to under a. and b. in the price list of any stock exchange;
d. entry into or termination of a continuing cooperation by the Company or a dependent company with another legal entity or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination thereof will materially affect the Company;
e. acquisition by the Company or a dependent company of a direct or indirect participation in the share capital of another company, the value of which is at least equal to the sum of one quarter of the issued share capital and the reserves of the Company, as shown in its balance sheet with explanatory notes, as well as any material change in the size of such participation;
f. Investments requiring an amount equal to at least one quarter of the issued share capital and reserves of the Company, as shown in its balance sheet with</td>
<td>general partner with full liability;
b. cooperation in the issuance of depositary receipts for shares in the Company;
c. application for listing or for withdrawal of the listing of the documents referred to under a. and b. in the price list of any stock exchange;
d. entry into or termination of a continuing cooperation by the Company or a dependent company with another legal entity or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination thereof will materially affect the Company;
e. acquisition by the Company or a dependent company of a direct or indirect participation in the share capital of another company, the value of which is at least equal to the sum of one quarter of the issued share capital and the reserves of the Company, as shown in its balance sheet with explanatory notes, as well as any material change in the size of such participation;
f. Investments requiring an amount equal to at least one quarter of the issued share capital and reserves of the Company, as shown in its balance sheet</td>
<td></td>
</tr>
</table>

explanatory notes; g. a proposal to amend the articles of association; h. a proposal to dissolve the Company or a proposal for a legal merger of the Company; i. application for bankruptcy or for a moratorium of payments; j. *termination* of the employment of a considerable number of employees of the Company or of a dependent company at the same time or within a short time-span; k. a far-reaching change in the working conditions of a considerable number of employees of the Company or of a dependent company; l. a proposal to reduce the issued share capital.	with explanatory notes; g. a proposal to amend the articles of association; h. a proposal to dissolve the Company or a proposal for a legal merger of the Company; i. application for bankruptcy or for a moratorium of payments; j. *termination* of the employment of a considerable number of employees of the Company or of a dependent company at the same time or within a short time-span; k. a far-reaching change in the working conditions of a considerable number of employees of the Company or of a dependent company; l. a proposal to reduce the issued share capital.	
17.2. The Supervisory Board may grant the *approvals required pursuant* to this *article* either for a specific transaction, or for a group of such transactions.	17.2. The Supervisory Board may grant the *approvals required pursuant* to this *article* either for a specific transaction, or for a group of such transactions.	
Article 18. In the event one or more members of the Board of Management are prevented from acting or are failing, the remaining members or the only remaining member shall be temporarily in charge of the management of the company. In the event all members of the Board of Management are prevented from acting or are	**Article 18.** In the event one or more members of the Board of Management are prevented from acting or are failing, the remaining members or the only remaining member shall be temporarily in charge of the management of the company. In the event all members of the Board of Management are prevented from acting or are	



failing, the Supervisory Board shall be temporarily in charge of the management of the company. In this event the Supervisory Board may temporarily charge one or more persons, whether or not from among its members, with the management of the Company.	failing, the Supervisory Board shall be temporarily in charge of the management of the company. In this event the Supervisory Board may temporarily charge one or more persons, whether or not from among its members, with the management of the Company.	
Article 19. The remuneration and other terms of employment of the members of the Board of Management shall be determined by the Supervisory Board.	**Article 19.** The remuneration and other terms of employment of the members of the Board of Management shall be determined by the Supervisory Board.	
Supervisory board. **Article 20.** 20.1. The Supervisory Board is charged with the supervision of the policies of the Board of Management and the general course of affairs in the Company. The Supervisory Board shall support the Board of Management with its advice.	***Supervisory board.*** **Article 20.** 20.1. The Supervisory Board is charged with the supervision of the policies of the Board of Management and the general course of affairs in the Company. The Supervisory Board shall support the Board of Management with its advice.	
20.2. The Board of Management shall provide the Supervisory Board in time with the information it needs to carry out its duties.	20.2. The Board of Management shall provide the Supervisory Board in time with the information it needs to carry out its duties.	
Article 21. 21.1. The Supervisory Board shall consist of at least three members. The Supervisory Board shall appoint one of its members as its Chairman.	**Article 21.** 21.1. The Supervisory Board shall consist of at least three members or any larger number of members as determined by the Supervisory Board. The Supervisory Board shall appoint one of its members as its Chairman.	Clarification
21.2. The members of the Supervisory Board shall be appointed by the Supervisory Board. In the absence of all members of the	21.2 The members of the Supervisory Board shall be appointed by the Supervisory Board. In the absence of all members of the	

Supervisory Board, the members of the Supervisory Board shall be appointed by the general meeting of shareholders, with due observance of the provisions of the law. The large company regime applies to the Supervisory Board and the appointment, removal and suspension of the members of the Supervisory Board.	Supervisory Board, the members of the Supervisory Board shall be appointed by the general meeting of shareholders, with due observance of the provisions of the law. The large company regime applies to the Supervisory Board and the appointment, removal and suspension of the members of the Supervisory Board.	
21.3. The general meeting of shareholders, the works council and the Board of Management may recommend persons to the Supervisory Board for appointment as a member of the Supervisory Board. The Supervisory Board shall promptly inform them when and as a result of which event, a vacancy in the Supervisory Board must be filled.	21.3. The general meeting of shareholders, the works council and the Board of Management may recommend persons to the Supervisory Board for appointment as a member of the Supervisory Board. The Supervisory Board shall promptly inform them when and as a result of which event, a vacancy in the Supervisory Board must be filled.	
21.4. The Supervisory Board shall notify the general meeting of shareholders and the works council of the name of the person it intends to appoint. In such notification information shall also be given in respect of the age, the profession, the number of shares held by him in the share capital of the Company and the positions he holds or has held insofar as of importance with respect to the fulfillment of the duties of a member of the Supervisory Board, as well as for which companies he already serves as a member of the supervisory board; in the event this includes	21.4. The Supervisory Board shall notify the general meeting of shareholders and the works council of the name of the person it intends to appoint. In such notification information shall also be given in respect of the age, the profession, the number of shares held by him in the share capital of the Company and the positions he holds or has held insofar as of importance with respect to the fulfillment of the duties of a member of the Supervisory Board, as well as for which companies he already serves as a member of the supervisory board; in the event this includes	

legal entities that belong to the same group it shall be sufficient to mention such group. In the notification the reasons for the proposed appointment shall be mentioned.	legal entities that belong to the same group it shall be sufficient to mention such group. In the notification the reasons for the proposed appointment shall be mentioned.	
21.5. The Supervisory Board shall appoint the person referred to in the preceding paragraph, unless the general meeting of shareholders or the works council opposes the intended appointment on the basis that the provisions of paragraph 3, second full sentence or paragraph 4 have not been properly observed, or on the basis that it is expected that the person proposed for appointment will be unsuitable for the performance of his duties as a member of the Supervisory Board or that the Supervisory Board at the moment of appointment pursuant to the proposal will not be properly constituted. The resolution of the general meeting of shareholders to make an objection known must be adopted at the first meeting following the receipt of the notification; such meeting shall not be held until fourteen days after the receipt of the notification. The works council must adopt the resolution to make an objection known within two months after the notification. The objection must be announced to the Supervisory Board together with the reasons	21.5. The Supervisory Board shall appoint the person referred to in the preceding paragraph, unless the general meeting of shareholders or the works council opposes the intended appointment on the basis that the provisions of paragraph 3, second full sentence or paragraph 4 have not been properly observed, or on the basis that it is expected that the person proposed for appointment will be unsuitable for the performance of his duties as a member of the Supervisory Board or that the Supervisory Board at the moment of appointment pursuant to the proposal will not be properly constituted. The resolution of the general meeting of shareholders to make an objection known must be adopted at the first meeting following the receipt of the notification; such meeting shall not be held until fourteen days after the receipt of the notification. The works council must adopt the resolution to make an objection known within two months after the notification. The objection must be announced to the Supervisory Board together with the reasons	

therefor.	therefor.	
21.6. Notwithstanding the objection of the general meeting of shareholders or of the works council the appointment can be made in accordance with the intention of the Supervisory Board, if the Enterprises Chamber of the Court of Justice in Amsterdam -, hereinafter: the Enterprises Chamber -, at the request of the Supervisory Board, decides that the objections are unfounded.	21.6. Notwithstanding the objection of the general meeting of shareholders or of the works council the appointment can be made in accordance with the intention of the Supervisory Board, if the Enterprises Chamber of the Court of Justice in Amsterdam -, hereinafter: the Enterprises Chamber -, at the request of the Supervisory Board, decides that the objections are unfounded.	
21.7. The Enterprises Chamber will only adopt a resolution to that effect, after the Supervisory Board and representatives designated by the general meeting of shareholders and the works council have been given the opportunity to be heard in connection with the request. No further appeal is possible against the decision of the Enterprises Chamber.	21.7. The Enterprises Chamber will only adopt a resolution to that effect, after the Supervisory Board and representatives designated by the general meeting of shareholders and the works council have been given the opportunity to be heard in connection with the request. No further appeal is possible against the decision of the Enterprises Chamber.	
21.8. For the application of the provisions of this article, the works council shall be deemed to include the works council of the enterprise of the Company or the works council of the enterprise of a dependent company. In the event that there is more than one works council, these councils shall have equal powers. If a central works council has been instituted for the enterprise or enterprises concerned, the powers of the	21.8. For the application of the provisions of this article, the works council shall be deemed to include the works council of the enterprise of the Company or the works council of the enterprise of a dependent company. In the event that there is more than one works council, these councils shall have equal powers. If a central works council has been instituted for the enterprise or enterprises concerned, the powers of the	

works council pursuant to this article shall be vested in the central works council. No decision shall be taken by the works council under this article, before the Company and the works council have conferred on the matter concerned at least once.	works council pursuant to this article shall be vested in the central works council. No decision shall be taken by the works council under this article, before the Company and the works council have conferred on the matter concerned at least once.	
Article 22. 22.1. If the number of members of the Supervisory Board has fallen below three, the powers of the Supervisory Board shall remain unaffected. In such a case the Supervisory Board shall forthwith take the necessary measures to increase the number of members.	**Article 22.** 22.1. If the number of members of the Supervisory Board has fallen below three, the powers of the Supervisory Board shall remain unaffected. In such a case the Supervisory Board shall forthwith take the necessary measures to increase the Number of members.	
22.2. With due observance of the provisions of article 21, paragraph 1, the general meeting of shareholders shall determine the number of members of the Supervisory Board, at the proposal of the meeting of holders of priority shares. The proposal shall be submitted to the Supervisory Board.	22.2. With due observance of the provisions of article 21, paragraph 1, the general meeting of shareholders shall determine the number of members of the Supervisory Board, at the proposal of the meeting of holders of priority shares. The proposal shall be submitted to the Supervisory Board.	
Article 23. 23.1. The position of a member of the Supervisory Board may not be held by: a. persons employed by the Company; b. persons employed by a dependent company; c. members of the Board of Management and persons employed by an employees' organization customarily involved in the	**Article 23.** 23.1. The position of a member of the Supervisory Board may not be held by: a. persons employed by the Company; b. persons employed by a dependent company; c. members of the Board of Management and persons employed by an employees' organization customarily	

establishment of the terms of employment of the persons referred to under a. and b.	involved in the establishment of the terms of employment of the persons referred to under a. and b.	
23.2. A member of the Supervisory Board shall retire no later than at the moment of closing of the first ordinary general meeting of shareholders held after the day at which he held the position of member of the Supervisory Board for a period of four years following his last appointment, without prejudice to the provisions of paragraph 3. A member of the Supervisory Board, appointed to fulfil an interim vacancy, shall – as far as it concerns the moment of retirement – take the place of his predecessor, unless the Supervisory Board provides otherwise at the moment of his appointment.	23.2. A member of the Supervisory Board shall retire no later than at the moment of closing of the first ordinary general meeting of shareholders held after the day at which he held the position of member of the Supervisory Board for a period of four years following his last appointment, without prejudice to the provisions of paragraph 3. A member of the Supervisory Board, appointed to fulfil an interim vacancy, shall – as far as it concerns the moment of retirement – take the place of his predecessor, unless the Supervisory Board provides otherwise at the moment of his appointment.	
23.3. A member of the Supervisory Board shall cease to be a member at the moment of closing of the ordinary general meeting of shareholders held in the financial year in which he has reached the age of seventy-two years. A person who is older than seventy-two years can not be appointed as a member of the Supervisory Board.	23.3. A member of the Supervisory Board shall cease to be a member at the moment of closing of the ordinary general meeting of shareholders held in the financial year in which he has reached the age of seventy-two years. A person who is older than seventy-two years can not be appointed as a member of the Supervisory Board.	
23.4. The Supervisory Board may establish a rotation schedule.	23.4. The Supervisory Board may establish a rotation schedule.	
23.5. A member of the Supervisory Board may be suspended by the Supervisory Board; such	23.5. A member of the Supervisory Board may be suspended by the Supervisory Board; such	

suspension shall lapse by operation of law if the Company has not requested the Enterprises Chamber for the removal of such member as referred to in section 2:161, subsection 2, Civil Code, within one month of the beginning of the suspension.	suspension shall lapse by operation of law if the Company has not requested the Enterprises Chamber for the removal of such member as referred to in section 2:161, subsection 2, Civil Code, within one month of the beginning of the suspension.	
Article 24. 24.1. The Supervisory Board may adopt its resolutions by an absolute majority of the votes cast at a meeting at which at least one half of its members is present. The Supervisory Board may adopt its resolutions in writing provided that the proposal has been sent to all members and no member has opposed to this method of adopting a resolution and provided that more than half of the members will cast its votes in favour of the proposal.	**Article 24.** 24.1. The Supervisory Board may adopt its resolutions by an absolute majority of the votes cast at a meeting at which at least one half of its members is present. The Supervisory Board may adopt its resolutions in writing provided that the proposal has been sent to all members and no member has opposed to this method of adopting a resolution and provided that more than half of the members will cast its votes in favour of the proposal.	
24.2. Minutes shall be kept of the proceedings at the meetings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions have been adopted outside a meeting, as referred to in the preceding paragraph, the resolutions so adopted shall be recorded in writing. Such record shall be signed by the Chairman.	24.2. Minutes shall be kept of the proceedings at the meetings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions have been adopted outside a meeting, as referred to in the preceding paragraph, the resolutions so adopted shall be recorded in writing. Such record shall be signed by the Chairman.	
24.3. A statement signed by two members of the Supervisory Board to the effect that the Supervisory Board has adopted a particular	24.3. A statement signed by two members of the Supervisory Board to the effect that the Supervisory Board has adopted a particular	

resolution shall constitute evidence of such a resolution vis-à-vis third parties.	resolution shall constitute evidence of such a resolution vis-à-vis third parties.	
24.4. The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.	24.4. The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.	
24.5. The Supervisory Board may adopt internal rules and regulations regarding the manner of convening its meetings and the internal procedure at such meetings.	24.5. The Supervisory Board may adopt internal rules and regulations regarding the manner of convening its meetings and the internal procedure at such meetings.	
Article 25. 25.1. Upon the proposal of the Supervisory Board, the general meeting of shareholders shall determine the remuneration of the members of the Supervisory Board, which shall consist *of a fixed yearly amount.*	**Article 25.** 25.1. Upon the proposal of the Supervisory Board, the general meeting of shareholders shall determine the remuneration of the members of the Supervisory Board, which shall *consist of a fixed yearly amount.*	
25.2. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.	25.2. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.	
General meetings of shareholders **Article 26.** 26.1. The ordinary general meeting of shareholders shall be held each year within six months *after* the end of the *financial* year.	**General meetings of shareholders** **Article 26.** 26.1. The ordinary general meeting of shareholders shall be held each year within six months *after* the end of the *financial* year.	
26.2. At this general meeting:	26.2. At this general meeting:	

<table>
<tr>
<td>a. the Board of Management shall present a written report on the course of affairs in the Company and on the conduct of the management during the past financial year;
b the annual accounts shall be approved and the dividend shall be declared in accordance with the provisions of article 39;
c. the members of the Board of Management and the Supervisory Board shall be discharged for the respectively management/ supervision of the past financial year.
d. proposals placed on the agenda by the Supervisory Board, the meeting of holders of priority shares, the Board of Management or shareholders in submitted accordance with the provisions of these articles of association shall be discussed and resolved upon.
The provisions under a., b. and c. do not obstruct the possibility of the general meeting of shareholders to resolve, on the basis of special circumstances, to extend the period for preparing the annual accounts and the annual report and associated documents and for submitting them to the general meeting of shareholders, up to a maximum of six additional months.</td>
<td>a. the Board of Management shall present a written report on the course of affairs in the Company and on the conduct of the management during the past financial year;
b. the annual accounts shall be approved and the dividend shall be declared in accordance with the provisions of article 39;
c. the members of the Board of Management and the Supervisory Board shall be discharged for the respectively management/ supervision of the past financial year.
d. proposals placed on the agenda by the Supervisory Board, the meeting of holders of priority shares, the Board of Management or shareholders in submitted accordance with the provisions of these articles of association shall be discussed and resolved upon.
The provisions under a., b. and c. do not obstruct the possibility of the general meeting of shareholders to resolve, on the basis of special circumstances, to extend the period for preparing the annual accounts and the annual report and associated documents and for submitting them to the general meeting of shareholders, up to a maximum of six additional months.</td>
<td></td>
</tr>
</table>

Article 27. 27.1. Extraordinary general meetings of shareholders shall be held as often as is deemed necessary by the Board of Management or the Supervisory Board, and must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.	**Article 27.** 27.1. Extraordinary general meetings of shareholders shall be held as often as is deemed necessary by the Board of Management or the Supervisory Board, and must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.	
27.2. If the Board of Management fails to comply with a request as referred to in the preceding paragraph in such a manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the Court in 's-Hertogenbosch to convene the meeting themselves.	27.2. If the Board of Management fails to comply with a request as referred to in the preceding paragraph in such a manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the Court in 's-Hertogenbosch to convene the meeting themselves.	
Article 28. 28.1. The general meetings of shareholders shall be held, at the option of the Board of Management, in Veldhoven, in Eindhoven, in Amsterdam or in The Hague; the convocation shall inform the shareholders and others entitled to attend the meetings accordingly.	**Article 28.** 28.1. The general meetings of shareholders shall be held, at the option of the Board of Management, in Veldhoven, in Eindhoven, in Amsterdam or in The Hague; the convocation shall inform the shareholders and others entitled to attend the meetings accordingly.	
28.2. The convocation to the general meeting of shareholders shall be published in the form	28.2. The convocation to the general meeting of shareholders shall be published in the form	

of an advertisement which shall be placed in at least one national daily Dutch newspaper, and – in the event of a listing, as referred to in article 7, paragraph 2 – in the Daily Official List of Euronext Amsterdam N.V. In addition holders of registered shares shall be called to the meeting by letter.	of an advertisement which shall be placed in at least one national daily Dutch newspaper and – in the event of a listing as referred to in article 10, paragraph 11– in the Daily Official List of Euronext Amsterdam N.V. In addition, holders of registered shares of type II can be called to the meeting by letter.	
28.3. The convocation shall be issued by the Board of Management or by those persons statutory entitled thereto.	28.3. The convocation shall be issued by the Board of Management or by those persons statutory entitled thereto.	
Article 29 29.1. The convocation referred to in the preceding article shall take place no later than on the fifteenth day prior to the day of the meeting.	**Article 29** 29.1. The convocation referred to in the preceding article shall take place no later than on the fifteenth day prior to the day of the meeting.	
29.2. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the Board of Management, the Supervisory Board or the meeting of holders of priority shares; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-tenth of the issued share capital, have requested the Board of Management to include in the agenda, at least four weeks before the day of convocation. No resolutions shall be adopted on items other than those which have been included in the agenda.	29.2. Without prejudice to the other provisions of these articles of association, the agenda shall include such items as have been included therein by the Board of Management, the Supervisory Board or the meeting of holders of priority shares; furthermore the agenda shall include such items as one or more shareholders and others entitled to attend the meetings, representing at least one-tenth of the issued share capital, have requested the Board of Management to include in the agenda, at least four weeks before the day of convocation. No resolutions shall be adopted on items other than those which have been included in the agenda.	

29.3. Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the Company and - in the event of a listing as referred to in article 7, paragraph 2 - at a banking institution in Amsterdam as mentioned in the convocation.	29.3 Without prejudice to the provisions regarding the reduction of share capital and the amendment of the articles of association, the convocation shall either mention the items to be discussed or state that the shareholders and others entitled to attend the meetings can inform themselves on the items to be discussed at the office of the Company and – in the event of *a listing as referred to in* article 10, paragraph 11 - at a banking institution in Amsterdam as mentioned in the convocation.	
Article 30 30.1. The general meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person designated by the Supervisory Board.	**Article 30** 30.1. The general meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person designated by the Supervisory Board.	
30.2. Minutes shall be kept of the proceedings at each general meeting of shareholders, which minutes shall be adopted and signed by the Chairman and a person designated by him immediately after the meeting has been opened.	30.2.Minutes shall be kept of the proceedings at each general meeting of shareholders, which minutes shall be adopted and signed by the Chairman and a person designated by him immediately after the meeting has been opened.	
30.3. In the event that a notarial record is prepared of the proceedings at the meeting, the co-signing of the Chairman is sufficient.	30.3.In the event that a notarial record is prepared of the proceedings at the meeting, the co-signing of the Chairman is sufficient.	
Article 31. 31.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address	**Article 31**. 31.1. All holders of shares and others entitled to attend meetings are authorized to attend the general meeting of shareholders, to address	

the meeting and, in so far as they have such a right, to vote.	the meeting and, in so far as they have such a right, to vote.	
31.2. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the Chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.	31.2. The general meeting of shareholders may adopt rules and regulations to restrict the time to speak. To the extent the rules and regulations do not apply, the Chairman may restrict the time to speak if he considers this to be desirable in view of the orderly conduct of the meeting.	
31.3. The Board of Management may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the Board of Management, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board of Management, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the Company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend the general meeting, regardless who will be shareholder at the time of the general meeting. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the Company also	31.3. The Board of Management may determine that paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the Board of Management, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board of Management, hereinafter referred to as: the "register", in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the Company prior to the general meeting, that the shareholder mentioned in this paragraph has the intention to attend the general meeting, regardless who will be shareholder at the time of the general meeting. The notice will contain the name and the number of shares the shareholder will represent in the general meeting. The provision above under (iii) about the notice to the Company also	

applies to the proxy holder of a shareholder, who has a written proxy.	applies to the proxy holder of a shareholder, who has a written proxy.	
31.4. The in paragraph 3 mentioned record date and the date mentioned in that paragraph on which the notice of the intention to attend the general meeting has to be given at the latest, can not be determined earlier than on a certain time on the seventh day and not later than on the third day, prior to the date of the general meeting. The convocation of the general meeting will contain those times, the place of meeting and the proceedings for registration and notification.	31.4. The in paragraph 3 mentioned record date and the date mentioned in that paragraph on which the notice of the intention to attend the general meeting has to be given at the latest, can not be determined earlier than on a certain time on the seventh day and not later than on the third day, prior to the date of the general meeting. The convocation of the general meeting will contain those times, the place of meeting and the proceedings for registration and notification.	
31.5. In case the Board of Management does not exercise its right as determined in paragraph 3, the holders of:	31.5. In case the Board of Management does not exercise its right as determined in paragraph 3, it shall be necessary for:	
a. shares for which a share certificate of type A has been issued must deposit their share certificates prior to the meeting at the office of the Company or at one of the banks or other institutions - including at least one custodian as referred to in article 6, paragraph 3 - to be designated in the convocation. The convocation shall furthermore mention the last day on which this is possible. The deposit shall be made in return for a card of admission to the meeting;		Technical adjustment in article 31 as a result of the dematerialization of the shares.
b. registered ordinary shares and the	a. each holder of shares that are not part of	

holders of priority shares shall notify the Company in writing of their intention to do so no later than on the day and furthermore at the place mentioned in the convocation, and also - insofar as it concerns shares of type II - stating the identifying number of the share certificate. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting	a Joint Deposit, to notify the Company in writing of his intention to do so no later than on the day and furthermore at the place mentioned in the convocation, stating - insofar as it concerns shares of type II - the identifying number of the share certificate. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting;	
	b. any person who as a Participant within the meaning of the Wge is entitled to a Joint Deposit, to submit, no later than on the day and furthermore at the place mentioned in the convocation, a written declaration from the Affiliated Institution stating that the number of shares mentioned in the declaration form part of a Joint Deposit and that the person mentioned in the declaration is Participant for the mentioned number of shares in the joint deposit and will remain so till at the end of the general meeting of shareholders.	
31.6. The Company shall send a card of admission for the meeting to the holders of registered ordinary shares and priority shares who have notified the Company of their intention in	31.6. The Company shall send a card of admission for the meeting to all shareholders who have notified the Company of their intention in accordance with the provisions of the	

accordance with the provisions of the preceding paragraph and to the holders of preference shares.	preceding paragraph.	
31.7. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.	31.7. The person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list prior to the general meeting, as far as applicable stating the name (names) of the person(s) he is representing as proxy holder, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.	
31.8. In case the Board of Management exercises its right as determined in paragraph 3, those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 4. The holder of the register will send the proxies together with the notification to the Company as described in paragraph 3 sub (iii). The Board of Management may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the Board of Management does not exercise the right to resolve in accordance with paragraph 3, the written proxies must be deposited ultimately at the time and at the place as indicated in accordance with paragraph 5 sub a concerning share certificates.	31.8. In case the Board of Management exercises its right as determined in paragraph 3, those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 4. The holder of the register will send the proxies together with the notification to the Company as described in paragraph 3 sub (iii). The Board of Management may resolve that the proxies of holders of voting rights will be attached to the attendance list. In case the Board of Management does not exercise its right as determined in paragraph 3, the written proxies must be deposited ultimately on the day mentioned in the convocation and at the office of the Company.	

31.9. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.	31.9. The provisions of the preceding paragraphs shall apply correspondingly to holders of a right of usufruct or holders of a right of pledge, who have the right to vote.	
Article 32. 32.1. Each share gives the right to cast one vote.	**Article 32.** 32.1. Each share gives the right to cast one vote.	
32.2. Valid votes may be cast for shares held by a person who, for another reason than in his capacity as shareholder of the Company, would have been granted any right vis-à-vis the Company pursuant to the resolution to be adopted, or who would have been released from any obligation vis-à-vis the Company as a result thereof.	32.2. Valid votes may be cast for shares held by a person who, for another reason than in his capacity as shareholder of the Company, would have been granted any right vis-à-vis the Company pursuant to the resolution to be adopted, or who would have been released from any obligation vis-à-vis the Company as a result thereof.	
Article 33. 33.1. Unless these articles of association provide for a larger majority, resolutions shall be adopted with an absolute majority of votes cast. Blank votes and invalid votes shall not be taken into account. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.	**Article 33.** 33.1. Unless these articles of association provide for a larger majority, resolutions shall be adopted with an absolute majority of votes cast. Blank votes and invalid votes shall not be taken into account. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.	
33.2. In a vote concerning reappointments, further votes shall, if necessary, be taken until one of the nominees has obtained an absolute majority. In a tie vote no resolution will have been adopted. The second vote or votes may, at the Chairman's discretion, be taken at a subsequent meeting.	33.2. In a vote concerning reappointments, further votes shall, if necessary, be taken until one of the nominees has obtained an absolute majority. In a tie vote no resolution will have been adopted. The second vote or votes may, at the Chairman's discretion, be taken at a subsequent meeting.	
33.3. Except as provided in paragraph 2 above, in	33.3. Except as provided in paragraph 2 above,in	

the event of a tie vote the relevant proposal shall be deemed rejected.	the event of a tie vote the relevant proposal shall be deemed rejected.	
Meetings of holders of ordinary shares. **Article 34.** Separate meetings of holders of ordinary shares shall be held whenever a resolution of the meeting of holders of ordinary shares is necessary pursuant to the provisions of law and these articles of association. With respect to such meeting articles 27 to 33 inclusive shall apply correspondingly.	**Meetings of holders of ordinary shares.** **Article 34.** Separate meetings of holders of ordinary shares shall be held whenever a resolution of the meeting of holders of ordinary shares is necessary pursuant to the provisions of law and these articles of association. With respect to such meeting articles 27 to 33 inclusive shall apply correspondingly.	
Meetings of holders of priority shares. **Article 35.** 35.1. Extraordinary meetings of holders of priority shares shall be held (i) as often as the Board of Management considers necessary, (ii) whenever a resolution of the meeting of holders of priority shares is necessary pursuant to the provisions of law and these articles of association and (iii) must be held if holders of priority shares representing at least two-fifths of the issued priority share capital make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.	**Meetings of holders of priority shares.** **Article 35.** 35.1. Extraordinary meetings of holders of priority shares shall be held (i) as often as the Board of Management considers Necessary, (ii) whenever a resolution of the meeting of holders of priority shares is necessary pursuant to the provisions of law and these articles of association and (iii) must be held if holders of priority shares representing at least two-fifths of the issued priority share capital make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.	
35.2. If the meeting has not been convened within fourteen days after the request in accordance with the preceding sentence has been made, the applicants are authorized to convene the meeting themselves.	35.2. If the meeting has not been convened within fourteen days after the request in accordance with the preceding sentence has been made, the applicants are authorized to convene the meeting themselves.	
Article 36.	**Article 36.**	

36.1. The Chairman of the Board of Management shall decide on the place where the meetings of holders of priority shares shall be held.	36.1.The Chairman of the Board of Management shall decide on the place where the meetings of holders of priority shares shall be held.	
36.2. The meetings shall be convened by means of a notice to each holder of priority shares. The fact that a notice has not been received or has not been received in time, is no basis for the invalidity of a meeting, unless there is no proof that the notice was indeed sent out.	36.2. The meetings shall be convened by means of a notice to each holder of priority shares. The fact that a notice has not been received or has not been received in time, is no basis for the invalidity of a meeting, unless there is no proof that the notice was indeed sent out.	
36.3. The notices shall be sent out by the Chairman of the Board of Management and in the event referred to in the end of the preceding paragraph by the holders of priority shares referred to therein.	36.3. The notices shall be sent out by the Chairman of the Board of Management and in the event referred to in the end of the preceding paragraph by the holders of priority shares referred to therein.	
36.4. The meeting shall be convened no later than on the eighth day prior to the meeting.	36.4. The meeting shall be convened no later than on the eighth day prior to the meeting.	
36.5. A meeting at which all the holders of the priority shares are present or represented, may also adopt valid resolutions without fulfilling the convening requirements for convocation as referred to in this article.	36.5. A meeting at which all the holders of the priority shares are present or represented, may also adopt valid resolutions without fulfilling the convening requirements for convocation as referred to in this article.	
36.6. A meeting of holders of priority shares may adopt its resolutions in writing if the proposal has been sent to all holders of priority shares in writing, none of them opposes this manner of decision-making and all the holders of priority shares express themselves in favour of the proposal concerned.	36.6 A meeting of holders of priority shares may adopt its resolutions in writing if the proposal has been sent to all holders of priority shares in writing, none of them opposes this manner of decision-making and all the holders of priority shares express themselves in favour of the proposal concerned.	
36.7. The provisions concerning the chairmanship of the meetings, the minutes, the	36.7. The provisions concerning the Chairmanship of the meetings, the minutes, the	

representation by proxy holders, the adoption of resolutions, the method of voting and tie votes contained in the articles 30, 32 and 33 shall apply correspondingly, provided, however, that only those persons may act as proxy holders who have not been opposed as such by the meeting of holders of priority shares.	representation by proxy holders, the adoption of resolutions, the method of voting and tie votes contained in the articles 30, 32 and 33 shall apply correspondingly, provided, however, that only those persons may act as proxy holders who have not been opposed as such by the meeting of holders of priority shares.	
Meeting of holders of preference shares. **Article 37.** The provisions concerning the meeting of holders of priority shares contained in articles 35 and 36 shall apply mutatis mutandis to the meeting of holders of preference shares.	**Meeting of holders of preference shares.** **Article 37.** The provisions concerning the meeting of holders of priority shares contained in articles 35 and 36 shall apply mutatis mutandis to the meeting of holders of preference shares.	
Annual accounts, annual report and distributions **Article 38** 38.1. The financial year shall coincide with the calendar year.	**Annual accounts, annual report and distributions** **Article 38** 38.1.The financial year shall coincide with the calendar year.	
38.2. Each year within five months after the end of the financial year, save where this period is extended by a maximum of six months on account of special circumstances, the Board of Management shall prepare annual accounts consisting of a balance sheet as at 31 December of the preceding year and a profit and loss account in respect of the preceding financial year, with the explanatory notes thereto.	38.2. Each year within five months after the end of the financial year, save where this period is extended by a maximum of six months on account of special circumstances, the Board of Management shall prepare annual accounts consisting of a balance sheet as at 31 December of the preceding year and a profit and loss account in respect of the preceding financial year, with the explanatory notes thereto.	
38.3. The Board of Management must prepare	38.3. The Board of Management must prepare	

these annual accounts on business economical basis.	these annual accounts on business economical basis.	
38.4. With the approval of the Supervisory Board, the Board of Management shall have the power to determine to what extent the profits - the positive balance of the profit and loss account - shall be retained by way of a reserve, with due observance of the statutory provisions with respect to the statutory reserves and after the provisions of article 39, paragraphs 1 and 2, have been fulfilled.	38.4. With the approval of the Supervisory Board, the Board of Management shall have the power to determine to what extent the profits – the positive balance of the profit and loss account - shall be retained by way of a reserve, with due observance of the statutory provisions with respect to the statutory reserves and after the provisions of article 39, paragraphs 1 and 2, have been fulfilled.	
38.5. The Supervisory Board shall adopt the annual accounts. It shall simultaneously submit the annual accounts to the general meeting of shareholders for their approval and to the works council to be discussed. The Board of Management shall have the annual accounts examined by a registered accountant designated for that purpose by the general meeting of shareholders or another expert designated thereto in accordance with the provisions of section 2:393, Civil Code. In the event the general meeting of shareholders does not designate such expert, the Supervisory Board is authorized thereto, and if it fails to do so, the Board of Management shall be authorized to do so. Such designation may be made for an indefinite period of time. The expert shall report on his examination to	38.5. The Supervisory Board shall adopt the annual accounts. It shall simultaneously submit the annual accounts to the general meeting of shareholders for their approval and to the works council to be discussed. The Board of Management shall have the annual accounts examined by a registered accountant designated for that purpose by the general meeting of shareholders or another expert designated thereto in accordance with the provisions of section 2:393, Civil Code. In the event the general meeting of shareholders does not designate such expert, the Supervisory Board is authorized thereto, and if it fails to do so, the Board of Management shall be authorized to do so. Such designation may be made for an indefinite period of time. The expert shall report on his examination to	

the general meeting of shareholders, the Supervisory Board and the Board of Management and shall issue a report in writing containing the results thereof.	the general meeting of shareholders, the Supervisory Board and the Board of Management and shall issue a report in writing containing the results thereof.	
38.6. The annual accounts can only be approved if the general meeting of shareholders has been informed on the expert's report.	38.6. The annual accounts can only be approved if the general meeting of shareholders has been informed on the expert's report.	
38.7. Copies of the annual accounts which have been prepared, of the expert's report, of the annual report and of the information to be added pursuant to any and all statutory provisions can be obtained and shall be available for inspection by the shareholders and others entitled to attend the meetings, at the office of the Company and - in the event of a listing as referred to in article 7, paragraph 2 - at a banking institution in Amsterdam as of the day of the said convocation until the close of that meeting to be specified in the convocation to the general meeting of shareholders at which they will be discussed.	38.7. Copies of the annual accounts which have been prepared, of the expert's report, of the annual report and of the information to be added pursuant to any and all statutory provisions can be obtained and shall be available for inspection by the shareholders and others entitled to attend the meetings, at the office of the Company and - in the event of a listing as referred to in article 28, paragraph 2 - at a banking institution in Amsterdam as of the day of the said convocation until the close of that meeting to be specified in the convocation to the general meeting of shareholders at which they will be discussed.	
Article 39. 39.1. From the profit shown in the annual accounts adopted by the Supervisory Board and approved by the general meeting of shareholders, the percentage mentioned below of the amount paid or required to be paid, as of the beginning of the financial year for which the distribution is made, or, if the	**Article 39.** 39.1.From the profit shown in the annual accounts adopted by the Supervisory Board and approved by the general meeting of shareholders, the percentage mentioned below of the amount paid or required to be paid, as of the beginning of the financial year for which the distribution is made, or, if the	

preference shares were taken in the course of said financial year, as of the day on which the preference shares were taken, shall, if possible, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned. The percentage referred to above shall be equal to the average value of the EURIBOR-percentage for cash loans with a duration of twelve months – weighted by the amount of days for which this percentage counted-during the financial year for which the distribution is made, plus two hundred basispoints.	preference shares were taken in the course of said financial year, as of the day on which the preference shares were taken, shall, if possible, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned. The percentage referred to above shall be equal to the average value of the EURIBOR-percentage for cash loans with a duration of twelve months – weighted by the amount of days for which this percentage counted-during the financial year for which the distribution is made, plus two hundred basispoints.	
39.2. If the profit for a financial year is declared and one or more preference shares with repayment have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the register referred to in article 8 were holders of said preference shares at the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the	39.2. If the profit for a financial year is declared and one or more preference shares with repayment have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the share register referred to in article 8 were holders of said preference shares at the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the provisions of	

provisions of paragraph 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this paragraph, the proviso referred to in section 2:122, Civil Code, is made. If in any financial year the profit referred to in paragraph 1 is not sufficient to make the distributions referred to above in this article, the provisions of this article and paragraph 3 shall not apply in the subsequent financial years until the shortfall has been eliminated.	paragraph 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this paragraph, the proviso referred to in section 2:122, Civil Code, is made. If in any financial year the profit referred to in paragraph 1 is not sufficient to make the distributions referred to above in this article, the provisions of this article and paragraph 3 shall not apply in the subsequent financial years until the shortfall has been eliminated.	
39.3. The profits that remain after article 38, paragraph 4, and paragraphs 1 and 2 of this article have been applied, shall be at the free disposal of the general meeting of shareholders.	39.3. The profits that remain after article 38, paragraph 4, and paragraphs 1 and 2 of this article have been applied, shall be at the free disposal of the general meeting of shareholders.	
39.4. The general meeting of shareholders is authorized to reserve said part of the profits, in whole or in part.	39.4. The general meeting of shareholders is authorized to reserve said part of the Profits, in whole or in part.	
39.5. Distributions of profits may only take place to the extent shareholders' equity exceeds the amount of the issued share capital plus the reserve maintained pursuant to law.	39.5. Distributions of profits may only take place to the extent shareholders' equity exceeds the amount of the issued share capital plus the reserve maintained pursuant to law.	
Article 40.	**Article 40.**	

40.1. Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board and of the meeting of holders of priority shares, the general meeting of shareholders shall be authorized to resolve to make distributions charged to the "other reserves" shown in the annual accounts or charged to "share premium reserve".	Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory Board and of the meeting of holders of priority shares, the general meeting of Shareholders shall be authorized to resolve to make distributions charged to the "other reserves" shown in the annual accounts or charged to "share premium reserve".	
40.2. Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory board and of the meeting of holders of priority shares, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1, and article 41 in the form of the issuance of shares.	40.2.Upon the proposal of the Board of Management, which proposal shall require the prior approval of the Supervisory board and of the meeting of holders of priority shares, the general meeting of shareholders shall be authorized to make distributions to shareholders pursuant to article 39, this article 40, paragraph 1, and article 41 in the form of the issuance of shares.	
Article 41. At its discretion and with due observance of the provisions of the law in respect thereof, the Board of Management, with the prior approval of the Supervisory Board and of the meeting of holders of priority shares, may distribute one or more interim dividends on the shares before the annual accounts for any financial year have been approved. These interim dividends may also be distributed on a class of share.	**Article 41.** At its discretion and with due observance of the provisions of the law in respect thereof, the Board of Management, with the prior approval of the Supervisory Board and of the meeting of holders of priority shares, may distribute one or more interim dividends on the shares before the annual accounts for any financial year have been approved. These interim dividends may also be distributed on a class of share.	
Article 42. 42.1. Distributions pursuant to articles 39, 40 and	**Article 42.** 42.1. Distributions pursuant to articles 39, 40 and	

41, hereinafter referred to as Distributions (or in singular: Distribution), shall be made payable as from a date to be determined by the Board of Management. The date on which a Distribution is payable for the first time in respect of shares for which share certificates in bearer form have been issued or with respect to shares of type I may differ from the date in respect of shares of type II.	41, hereinafter referred to as Distributions (or in singular: Distribution), shall be made payable as from a date to be determined by the Board of Management. The date on which a Distribution is payable for the first time in respect of shares of type I that have been issued may differ from the date in respect of shares of type II issued.	As a result of the dematerialization of the shares the reference to the bearer share certificates will be cancelled.
42.2. Distributions shall be made payable at a place or places to be determined by the Board of Management. At least one place shall be designated in the Netherlands including - in the event of a listing as referred to in article 7, paragraph 2 - in any event a place in Amsterdam.	42.2. Distributions shall be made payable at a place or places to be determined by the Board of Management. At least one place shall be designated in the Netherlands including - in the event of a listing as referred to in article 28, paragraph 2 - in any event a place in Amsterdam.	
42.3. The Board of Management may determine the method of payment in respect of cash Distributions on shares of type I.	42.3. The Board of Management may determine the method of payment in respect of cash Distributions on shares of type I.	
42.4. Cash Distributions in respect of shares for which share certificates of type II have been issued shall, if such Distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the exchange rate on the Amsterdam Stock Exchange at the close of business on a day to be determined and announced by the Board of Management. This day may not be earlier than the day preceding the day on which the	42.4. Cash Distributions in respect of shares for which share certificates of type II have been issued shall, if such Distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the exchange rate on the Amsterdam Stock Exchange at the close of business on a day to be determined and announced by the Board of Management. This day may not be earlier than the day preceding the day on which the	

Distribution is declared and no later than the day which has been determined for the shares concerned in accordance with the provisions of paragraph 5 of this article. If and insofar as on the first day on which a Distribution is made payable, the Company is unable, as a consequence of governmental regulations or other extraordinary circumstances beyond its control, to make the payment at the place designated outside the Netherlands or in the relevant foreign currency, the Board of Management may to that extent designate one or more places in the Netherlands instead where the distributions are made payable. In that event the provisions of the first sentence of this paragraph shall no longer apply.	Distribution is declared and no later than the day which has been determined for the shares concerned in accordance with the provisions of paragraph 5 of this article. If and insofar as on the first day on which a Distribution is made payable, the Company is unable, as a consequence of governmental regulations or other extraordinary circumstances beyond its control, to make the payment at the place designated outside the Netherlands or in the relevant foreign currency, the Board of Management may to that extent designate one or more places in the Netherlands instead where the distributions are made payable. In that event the provisions of the first sentence of this paragraph shall no longer apply.	
42.5. The person entitled to any Distribution on registered shares shall be the person in whose name the share is registered or, in the event of limited rights, the person whose right appears well-founded, at the date to be determined by the Board of Management for the purpose of each Distribution in respect of the different types of shares.	42.5. The person entitled to any Distribution on shares shall be the person in whose name the share is registered or, in the event of limited rights, the person whose right appears well-founded, at the date to be determined by the Board of Management for the purpose of each Distribution in respect of the different types of shares. Such a payment shall acquit the Company.	Clarification
42.6. A person entitled to a Distribution on a share for which a share certificate of type A has been issued shall, in order to be able to exercise his right to such Distribution,		Deleted as a result of the dematerialization of the shares.

arrange for the dividend sheet of that share to be held in the safe-keeping of a custodian as referred to in article 6, paragraph 3, at such time as shall be determined by the Board of Management.		
42.7. In respect of Distributions in connection with shares for which share certificates of type A have been issued, the Company shall be acquited vis-à-vis the persons entitled thereto by making these Distributions available in accordance with the instructions to be issued by the institution referred to in article 6, paragraph 3.		
42.8. Notices relating to Distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper, and - in the event of a listing as referred to in article 7, paragraph 2 - in the Daily Official List of Euronext Amsterdam N.V. and abroad in at least one daily newspaper in each of those countries where, on the application of the Company, the Company's shares have been admitted for official listing, and further in such manner as the Board of Management may deem desirable.	42.6. Notices relating to Distributions, and relating to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be published in at least one national daily newspaper, and - in the event of a listing as referred to in article 10, paragraph 11 - in the Daily Official List of Euronext Amsterdam N.V. and abroad in at least one daily newspaper in each of those countries where, on the application of the Company, the Company's shares have been admitted for official listing, and further in such manner as the Board of Management may deem desirable.	
42.9. Claims for payment of Distributions in cash shall lapse if such Distributions have not been collected within five years following the	42.7. Claims for payment of Distributions in cash shall lapse if such Distributions have not been collected within five years following the	

date on which they were made payable.	date on which they were made payable.	
42.10. In case of a Distribution by way of shares in the share capital of the Company pursuant to article 40, paragraph 2, the shares which have not been claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution. After such sale the persons who have not claimed their shares are only entitled to the net proceeds in cash of such sale. The right to the proceeds shall lapse if the proceeds are not claimed within five years following the date on which the shares could be claimed.		Deleted as a result of the dematerialization of the shares.
42.11. In case of a Distribution by way of shares in the share capital of the Company pursuant to article 40, paragraph 2 on registered shares, those shares shall be registered in the share register. A share certificate of type II shall be issued to the holders of shares of type II for a nominal amount equal to the amount added.	42.8. In case of a Distribution by way of shares in the share capital of the Company pursuant to article 40, paragraph 2, those shares shall be registered in the share register. A share certificate of type II shall be issued to the holders of shares of type II for a nominal amount equal to the amount added.	
42.12. The Board of Management may, for reasons which it considers legitimate, and subject to such conditions as it may consider necessary, resolve that the provisions of paragraph 6 shall not apply.		Deleted as a result of the cancellation of paragraph 6 as a result of the dematerialization of the shares.

42.13. The provisions of paragraphs 5 to 7 inclusive and paragraph 11 shall apply correspondingly in respect of any other distribution that do not take place in pursuant to the articles 39, 40 and 41.	42.9 The provisions of paragraphs 5 and 8 shall apply correspondingly in respect of any other distributions that do not take place pursuant to the articles 39, 40 and 41.	
Amendment of articles of association, dissolution and liquidation. **Article 43.** 43.1. A resolution to amend the articles of association or to dissolve the Company shall only be valid if: a. the approval of the Supervisory Board and of the meeting of holders of priority shares has been or will be obtained; b. such approval of the meeting of holders of priority shares is granted at a meeting at which more than one half of the issued priority share capital is represented and with at least three-fourths of the votes cast; if this requirement is not met, a subsequent meeting shall be held within four weeks thereafter, at which, irrespective of the priority share capital represented, the resolution can be adopted with at least three-fourths of the votes cast; c. the complete proposals were available for inspection by the shareholders and the others entitled to attend meetings at the office of the Company and - in the	**Amendment of articles of association, dissolution and liquidation.** **Article 43.** 43.1. A resolution to amend the articles of association or to dissolve the Company shall only be valid if: a. the approval of the Supervisory Board and of the meeting of holders of priority shares has been or will be obtained; b. such approval of the meeting of holders of priority shares is granted at a meeting at which more than one half of the issued priority share capital is represented and with at least three-fourths of the votes cast; if this requirement is not met, a subsequent meeting shall be held within four weeks thereafter, at which, irrespective of the priority share capital represented, the resolution can be adopted with at least three-fourths of the votes cast; c. the complete proposals were available for inspection by the shareholders and the others entitled to attend meetings at the office of the Company and - in the	

event of a listing as referred to in article 7, paragraph 2 - at a banking institution in Amsterdam designated in the convocation to the general meeting of shareholders, as from the date of said convocation until the close of that meeting; and d. without prejudice to the provision of paragraph 3 of this article the resolution is adopted at a general meeting of shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast.	event of a listing as referred to in article 10, paragraph 11 - at a banking institution in Amsterdam designated in the convocation to the general meeting of shareholders, as from the date of said convocation until the close of that meeting; and d. without prejudice to the provision of paragraph 3 of this article the resolution is adopted at a general meeting of shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast.	
43.2. A resolution to appoint a registered accountant or other expert designated in accordance with section 2:393, Civil Code is also only valid if the provisions referred to in the preceding paragraph of this article under d. have been fulfilled, provided, however, that instead of the majority of at least three-fourths of the votes cast referred to under d	43.2. A resolution to appoint a registered accountant or other expert designated in accordance with section 2:393, Civil Code is also only valid if the provisions referred to in the preceding paragraph of this article under d. have been fulfilled, provided, however, that instead of the majority of at least three-fourths of the votes cast referred to under d	

of that paragraph, a majority is required of at least two-thirds.	of that paragraph, a majority is required of at least two-thirds.	
43.3. If a resolution referred to in the first and second paragraph of this article is proposed by the Board of Management, the resolution will be adopted, contrary to the provisions of paragraph 1 under d. and paragraph 2, with an absolute majority of votes cast irrespective of the represented share capital at the meeting.	43.3. If a resolution referred to in the first and second paragraph of this article is proposed by the Board of Management, the resolution will be adopted, contrary to the provisions of paragraph 1 under d. and paragraph 2, with an absolute majority of votes cast irrespective of the represented share capital at the meeting.	
Article 44. 44.1. If the Company is dissolved, liquidation shall be effected by the Board of Management, under the supervision of the Supervisory Board, unless the general meeting of shareholders with the approval of the meeting of holders of priority shares resolves otherwise.	**Article 44.** 44.1. If the Company is dissolved, liquidation shall be effected by the Board of Management, under the supervision of the Supervisory Board, unless the general meeting of shareholders with the approval of the meeting of holders of priority shares resolves otherwise.	
44.2. When adopting a resolution to dissolve the Company, the general meeting of shareholders may grant the liquidators and the persons charged with the supervision of the liquidation a remuneration.	44.2. When adopting a resolution to dissolve the Company, the general meeting of shareholders may grant the liquidators and the persons charged with the supervision of the liquidation a remuneration.	
44.3. After the liquidation has ended, the liquidators shall render account in accordance with the provisions of Book 2 of the Civil Code.	44.3. After the liquidation has ended, the liquidators shall render account in accordance with the provisions of Book 2 of the Civil Code.	
Article 45. After all liabilities have been settled, including costs made in connection with the liquidation, first	**Article 45.** After all liabilities have been settled, including costs made in connection with the liquidation, first	

<table>
<tr><td>of all, if possible, all holders of preference shares shall be paid the amount paid on their shares increased by the percentage referred to in article 39, paragraph 1, to be calculated over the financial year in which the payment takes place until the moment of payment, and by the previous years' shortfall in dividend on said shares. Then, if possible, the par value shall be paid on each priority share. The balance shall be paid on the ordinary shares.</td><td>of all, if possible, all holders of preference shares shall be paid the amount paid on their shares increased by the percentage referred to in article 39, paragraph 1, to be calculated over the financial year in which the payment takes place until the moment of payment, and by the previous years' shortfall in dividend on said shares. Then, if possible, the par value shall be paid on each priority share. The balance shall be paid on the ordinary Shares.</td><td></td></tr>
<tr><td>Article 46.
The amounts that are payable to shareholders or creditors and have not been claimed within six months after they have been made payable, shall be deposited in a consignment account.</td><td>Article 46.
The amounts that are payable to shareholders or creditors and have not been claimed within six months after they have been made payable, shall be deposited in a consignment account.</td><td></td></tr>
<tr><td>Article 47.
The provisions of these articles of association shall remain in force during the liquidation period, in so far these provisions can still be implemented.</td><td>Article 47.
The provisions of these articles of association shall remain in force during the liquidation period, in so far these provisions can still be implemented.</td><td></td></tr>
<tr><td></td><td><u>Transitional provisions.</u>
<u>Article 48</u>
<u>48.1. After the amendments to the articles of association of the Company which were decided on at the general meeting of shareholders held on the twenty first day of March two thousand and two, have come into effect, holders of shares, holders of a right of usufruct and holders of a right of pledge on shares, who derive their rights from an ordinary share issued in bearer form shall not</u></td><td>Transitional provision to effecutuate the conversion of the bearer shares into registered shares.
If a shareholder has a securities account with a bank, the concerning bank will convert the bearer shares into registered shares.</td></tr>
</table>

	be entitled to exercise the rights relating to that share (nor to have said rights exercised) as long as they have not been (a) entered into the register or (b) they have not delivered that share to an Affiliated Institution for inclusion in a Joint Deposit.	
	48.2. Entry and transfer as referred to in the preceding paragraph shall only be possible against the surrender of share certificates to the Company.	In the exceptional event a shareholder has got certificates of bearer shares, the shareholder has to return the Company the certificates in accordance with this provision. Furthermore the Company will transfer the registered shares to the relevant shareholder by registration of the shareholder in the shareregister.




ASML

Principles of Ethical Business Conduct

Our technology leadership continues...



Principles of Ethical Business Conduct

ASML Mission
Providing leading edge imaging solutions
to continuously improve customers'
global competitiveness



ASML Profile

General Information

ASML is a world leader in the manufacture of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems, mainly for manufacturing complex integrated circuits (also called ICs or chips).

ASML designs, develops, manufactures, markets and services advanced systems used by the semiconductor industry to fabricate state-of-the-art integrated circuits. ASML's customers include most of the major global semiconductor manufacturers that provide the chips used in a wide array of electronic, communications and information technology products.

ASML's corporate headquarters is in Veldhoven, the Netherlands. Manufacturing sites and research and development facilities are located in Connecticut, California and the Netherlands. Technology development centers and training facilities are located in Japan, Korea, the Netherlands, Taiwan and the United States. To provide optimal service to its customers, ASML has over 50 sales and service organizations in 16 countries.

Business Strategy

ASML's strategic objective is to realize profitable and sustainable growth by providing leading edge manufacturing solutions to the worldwide semiconductor industry that continually improve customers' competitiveness by enhancing the value of their ownership of ASML equipment.

The principal elements of ASML's value of ownership strategy are:

- Maintaining significant levels of research and development spending in order to offer customers, at the earliest possible date, the most advanced technology suitable for high-throughput, low-cost volume production.

- Offering customers continuing improvements in productivity and value by introducing advanced technology, based on the modular, upgradeable design of ASML's families of tools.

- Pursuing continuing reductions in the cycle time between a customer's order of a tool and the use of that tool in volume production at the customer site.

- Providing superior customer support services that ensure rapid and efficient installation, as well as continuing on-site support and training to optimize the manufacturing process and improve customers productivity.

- Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners.

ASML Technology Overview

ASML offers an integrated portfolio of lithography, track and thermal systems primarily for manufacturing complex integrated circuits.

Lithography

Lithography, or imaging, is the critical technology that allows semiconductor manufacturers to continually shrink IC designs and produce more chips per wafer with higher yield, faster performance and more functionality. Lithography systems called "steppers" or "Step & Scan" tools transfer the integrated circuit pattern onto a silicon wafer using a photographic process, much like a camera prints an image on film. A light generated by a source such as a laser is transmitted through a photomask (a quartz plate with the master copy of the circuit image) and then through a series of lenses to project the image onto a thin slice of silicon, the wafer, which has been coated with a light-sensitive material called photoresist. The wafer is then developed and one layer of the circuit pattern appears on the wafer.

Track

Track systems prepare the wafer before and after the lithographic systems. Semiconductor manufacturers need photo-

00000C81

resist processing equipment, commonly known as wafer tracks. as well as imaging systems (steppers and Step & Scan tools). The wafer track applies a film of light-sensitive photoresist, and then the coated wafer is delivered by the track to the lithography system for exposure under high intensity light. After the wafer is exposed, the track system is used to develop the image in the photoresist. The wafer is then baked to stabilize the resist and then the process is repeated. The result of this coat, bake, expose, develop and bake process is a relief image of the integrated circuit pattern.

Thermal

Thermal oxidation and deposition systems are used to grow or deposit thin films on the surface of the silicon wafer. Depending on the film's properties, these layers establish the silicon wafer's electrical properties and act as either insulators, conductors or semiconductors. The repeated patterning and layering of thin films is what, in effect, creates the multidimensional microelectronics commonly called integrated circuits.

Introduction

To our shareholders and other stakeholders:

Our mission is to provide leading edge imaging solutions to continuously improve customers' global competitiveness.

To succeed in our mission, we believe that all our activities must stem from our core values:

Quality
Integrity
Trust
Continuity
Excellence
Professionalism

Our objective is to produce high quality imaging solutions. We believe that our business conduct should always be based on integrity. Integrity is the primary value in ASML's relationships with its shareholders, employees, customers, suppliers and other stakeholders. Without integrity, no trust exists. Trust is the foundation on which long-lasting relationships can be built, which will secure the continuity and success of ASML.

Our main business focus is to improve the competitiveness of our customers. By continuously improving our products and customer services, we maintain our leading position. To achieve the improvement in the quality of our products and services, one of the prerequisites is the improvement of the professionalism, competency and welfare of our employees through training, personal development programs and competitive employment conditions. Therefore, we invest in long-term relationships with our employees.

Our strong position in leading edge imaging solutions entails responsibilities towards our shareholders, our employees, customers, suppliers and other stakeholders such as the communities in which we operate. As a responsible corporate citizen, we need to be transparent as to our business conduct and the values underlying this conduct. We express our commitment to our stakeholders in particular and the global society in general by declaring the principles laid down in the ASML Principles of Ethical Business Conduct applicable to our global business. These Principles were developed, in close cooperation with the Board of Management and the Works Council, by the ASML Working Group on Ethical Business Conduct, representing employees worldwide.

In support of the ASML Principles of Ethical Business Conduct, the Working Group also developed several internal practices together with specific compliance measures. Through these measures we aim to achieve the highest level of transparency in our business conduct towards our shareholders and other internal and external stakeholders.

Doug J. Dunn

CEO and Chairman of the Board of Management

ASML Holding N.V.

ASML Principles of Ethical Business Conduct

Responsible corporate citizenship

Through our employees, shareholders, customers and suppliers we interact with and operate our business in many different communities worldwide. We develop leading edge imaging solutions and thereby we contribute to the technological advances and modernization of society. According to the United Nations Commission on Global Governance, "business must be encouraged to act responsibly in the global neighbourhood and contribute to its governance." As one of the many participants on the global playing field, we believe in acting as a responsible corporate citizen and in continuation thereof. We therefore:

- emphasize the importance of sustainable development of our global environment by respecting people, preserving our planet while earning a fair profit;
- believe that the human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights is a common standard of achievement for all members within the global community and we encourage the respect of these rights and freedoms;
- believe in respecting the different cultural identities of our internal and external stakeholders;
- respect the rule of law and act in accordance with the national laws and regulations of the countries and communities in which we operate;
- in general support the principles as laid down in the OECD Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization.

In relation to our shareholders

In relation to our shareholders, we:

- put forth our best efforts to maximize the value of their investments in ASML;
- provide our shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial situation, performance and other information, including information on our social, ethical and environmental records and policies;
- apply high quality standards for disclosure, accounting and audit;
- apply stringent rules with regard to inside information and insider security trading.

In relation to our employees

In relation to our employees, we:

- respect our employees and fully acknowledge their individual contribution to the quality of our products and services and the continuity and success of ASML;
- competitively reward our employees for their performance and provide motivating working conditions, including coaching, training and personal career development programs;
- take adequate steps to ensure the health and safety of our employees in their operations and their welfare in general;
- provide equal opportunity for all in recruiting, hiring, developing, promoting and compensating without discrimination as to race, color, sex, religion, political opinion, nationality, social origin or any other reason and show zero tolerance to any form of discrimination by our employees on these grounds, unless selectivity concerning employee characteristics further established governmental policies that specifically promote greater equality of employment opportunity or relate to the inherent requirements of a job;
- respect the different cultural identities of our employees.

In relation to our customers

In relation to our customers, we:

- conduct our business in good faith;
- pursue our business on the basis of integrity;
- secure the highest possible level of business confidentiality as to all information concerning their activities;
- fulfil our obligations to the best of our abilities;
- aim at supporting our customers' success by providing high quality products adding value to their enterprises;
- maintain significant levels of research and development in order to offer our customers, at the earliest possible date, the most advanced technology and the highest possible level of service;
- promptly react to our customers' needs by assisting them on the basis of our Value of Ownership concept.

Integrity

The results of our business conduct must stem from sound economic and financial practices. Therefore, we:

- conduct our business on the basis of the principles of fairness, good faith and integrity and we expect the same from those we do business with;
- do not engage in local political activities and we urge our employees who participate in local political activities to clearly separate their professional interests from their political interests;
- abstain from making any improper contribution to candidates for public office, to political parties or other political organizations;
- abstain from any improper action to obtain business advantage.

Sustainable Development

In conducting our business we want to participate in the sustainable development of people and our planet while pursuing the continuity of ASML and maximizing the value of our shareholders' investment in the company.

People

- Our objective is to build and maintain a health and safety management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

Planet

- We believe in the preservation of our planet. We contribute to the sustainable development of the environment by developing annual environmental programs.
- Our objective is to build and maintain an environmental management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.
- We adopt technologies and operating procedures in all parts of the enterprise with a view to improving our environmental performance.

Profit

- We believe that investing in environmentally sound activities is investing in the future of our planet and all people.
- We believe that investing in the sustainable development of people and our planet also is beneficial to the continuing success of ASML.

Competition

We conduct our activities in a competitive manner, within the framework of applicable laws and regulations. As a result, we:

- compete fairly and honestly and comply with the letter and the spirit of all applicable laws and regulations;
- believe in sound economic competition and endeavor to increase our market share by constantly improving the quality of our products and services;
- abstain from, directly or indirectly, demanding or accepting from an employee of a business partner or competitor, a bribe or other undue advantage for them to obtain or retain business or other improper advantage;
- abstain from, directly or indirectly, offering, promising or giving a public official or an employee of a business partner or a competitor, a bribe or other undue advantage to obtain or retain business or other improper advantage;
- expect third parties with whom we do business not to solicit or expect us to render a bribe or other undue advantage.

Our place in the global and local community

- Our company's success is based on developing leading edge imaging solutions. We have acquired a high level of expertise and wish to contribute to the further development of science and technology in the field of imaging solutions.
- Taking into account the legitimate requirements of business confidentiality and within the framework of protecting our intellectual property rights, we desire to exchange our scientific and technological knowledge with new generations of scientists. As a result, we have developed and will continue to develop programs with universities to allow for scientists to acquire and/or extend their practical knowledge of imaging solutions at ASML.
- We believe in interacting with the communities in which we operate and to contribute to the welfare and well being of these communities through appropriate community projects.




ASML

Corporate Overview 2001

Our technology leadership continues...


ASML

Corporate Overview 2001

ASML Mission
Providing leading edge imaging solutions
to continuously improve customers'
global competitiveness



Contents

In this report the expression 'ASML' is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

'Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: The matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.



Left to right: Martin van den Brink, Doug Dunn, Peter Wennink, Stuart McIntosh, David Chavoustie

Board of Management

Doug J. Dunn
(1944)

President, Chief Executive Officer, Chairman of the Board of Management

Appointed in 1999

British nationality

Peter T.F.M. Wennink
(1957)

Executive Vice President Finance and Chief Financial Officer

Appointed in 1999

Dutch nationality

Martin A. van den Brink
(1957)

Executive Vice President Marketing & Technology

Appointed in 1999

Dutch nationality

Stuart K. McIntosh
(1944)

Executive Vice President Operations and President Lithography Divisions

Appointed in 2001

British nationality

David P. Chavoustie
(1943)

Executive Vice President Sales

Appointed in 2000

U.S. nationality

Message to Our Shareholders

2001 was the worst year-on-year decline in the history of the semiconductor manufacturing industry. Our financial results reflect that reality. At the same time, however, 2001 marked the continuation of ASML's global technology leadership in semiconductor equipment manufacturing. We introduced and shipped more leading edge products than in any year since ASML was founded in 1984.

Today, our pipeline is filled with advanced technology. And in 2001 we increased our spending in research and development of leading edge technology by 11.2 percent, compared to 2000, which was the company's record year for sales, earnings, and order intake. ASML is taking advantage of this downturn. Our track record of success is based on having a firm view of the future – a corporate commitment to the next generation of technology. That is why much of this report focuses on the prospect of tomorrow for our customers, shareholders, staff and suppliers.

Merger with Silicon Valley Group, Inc. (SVG)

Our merger with SVG, which was completed in May 2001, marked a milestone in the ASML story. It took us overnight from an export-driven, Dutch high technology business to a truly global player. It created a world-class business where anticipating and fulfilling our customers' expectations is the only outcome and our everyday challenge.

The strategic benefits of merging with SVG that we identified in 2000 are now starting to become a reality. These include access to advanced technology, leading edge research on projects such as the lens design for 157 nm development, streamlined efforts on our EUV program, and new opportunities among our customers and suppliers.

Tough Decisions, Tough Times

To manage the effects of the industry's worst downturn during 2001, we made tough decisions:

- Reduced our worldwide work force and restructured our U.S. operations to balance the size of our company with the lower demand for our products due to the semiconductor industry downturn
- Implemented company-wide cost reduction measures that, for instance, helped decrease our general, administrative and sales expenses sharply

Added Value of ASML

In the midst of the worst market environment in the history of the semiconductor equipment industry, we capitalized on the confidence in the ASML brand:

- Increased our Average Selling Price, an indicator of ASML's added value and acceptance of our Value of Ownership proposition
- Raised USD 575 million through the issue of ASML convertible bonds. This transaction secured our cash position, allowing us to continue our investment in technology development, while solidifying other corporate activities for 2002 and beyond

Renewed Customer Focus

The main target we have for 2002 is to provide even more proactive and customized support for our customers. Our commitment to customer satisfaction is central to our success and differentiates ASML from our competitors. ASML is rated as "best in customer support," according to independent industry surveys. Renewed customer focus, coupled with continued leadership in high technology development and earliest delivery for volume production, are the keys to our future success. The people at ASML are committed to doing so, day in, year out.

The Board of Management is very grateful to everyone who contributed to the achievements in 2001 and wishes to thank them for their efforts.

Doug J. Dunn

CEO and Chairman of the Board of Management
ASML Holding N.V.

Veldhoven, January 17, 2002



Report of the Supervisory Board

Financial Statements

The Supervisory Board has reviewed the financial statements and the notes thereto of ASML Holding N.V. (the "Company") for the financial year 2001, as prepared by the Board of Management. Deloitte & Touche, independent auditors, have duly examined these financial statements. Their report appears in these financial statements.

The Supervisory Board has adopted these financial statements in accordance with article 38, paragraph 5 of the Company's Articles of Association. The Supervisory Board recommends that the General Meeting of Shareholders approves these financial statements in accordance with the proposal of the Board of Management.

Composition of the Board of Management

As announced in December 2000, Mr. N.I.M. Hermans resigned as a Board of Management member per April 1, 2001. Per the same date, Mr. S.K. McIntosh, Executive Vice President Operations and President Lithography Divisions, was appointed as a member of the Board of Management.

Supervision

The Supervisory Board met five times in the course of 2001. Topics of discussion at the meetings included, among other things, the Company's general strategy, the Company's finances, its financial performance, the internal division of tasks of the Board of Management, strategic alliances and acquisitions and the risks associated with the Company. The Supervisory Board was also kept up-to-date on the course of the Company's business through monthly reports and was consulted on various issues on a regular basis.

In an extraordinary meeting, the Board of Management discussed with the Supervisory Board the integration process of Silicon Valley Group. Inc. ("SVG"), the strategic cooperation with Micronic Laser Systems A.B., as well as the business climate.

Members of the Supervisory Board also met with the Works Council in the course of the year.

In 2001 the Remuneration Committee met twice, and the Audit Committee met three times in the presence of the external auditor.

The Supervisory Board met once without the Board of Management to discuss, among other things, the functioning of the Supervisory Board itself; the relationship with the Board of Management; and the performance, composition and succession of the Board of Management.

Composition of the Supervisory Board

In 2001, Mr. H. Bodt and Mr. S. Bergsma were reappointed as members of the Supervisory Board. Furthermore, Mr. M.J. Attardo was appointed as member of the Supervisory Board as of May 21, 2001, upon the merger between the Company and SVG. Mr. Attardo brings a wealth of experience in the semiconductor industry and particularly in SVG, and fits very well in the profile that the Supervisory Board has drawn up for this position. Mr. A. Westerlaken will be retiring by rotation per March 21, 2002 and has informed the Supervisory Board that he will not be available for reappointment. The Supervisory Board regrets this decision, but is grateful to Mr. Westerlaken for his valuable contribution to the Supervisory Board during the seven years that he was a Supervisory Board member. The Supervisory Board intends to appoint Mr. J.W.B. Westerburgen effective March 21, 2002. Mr. Westerburgen, with his extensive experience in the field of corporate and tax law, fits very well in the profile that the Supervisory Board has drawn up for this position.

Finally, the Supervisory Board wishes to thank all involved for their contribution to the Company in 2001.

The Supervisory Board
Veldhoven, January 17, 2002



The Supervisory Board has formed the following committees

Audit Committee

Members: Henk Bodt, Syb Bergsma, Jan Dekker

Remuneration Committee

Members: Henk Bodt, Syb Bergsma, Arie Westerlaken

The remuneration of the members of the Supervisory Board does not depend on the results of the Company.
None of the members of the Supervisory Board personally maintain a business relationship with the Company other than as a member of the Supervisory Board.
Michael J. Attardo owns 34,722 options on shares of the Company. None of the other members of the Supervisory Board own shares or options on shares of the Company.

MEMBERS OF THE SUPERVISORY BOARD



Henk Bodt
(1938)

(Chairman)
Former Executive Vice President of Royal Philips Electronics N.V.

Dutch nationality

First appointed 1995, current term until 2004

Additional functions: Member of the Supervisory Board of: DSM N.V., Delft Instruments N.V., NeoPost SA



Michael J. Attardo
(1941)

Former President and CEO of IBM Microelectronics

U.S. nationality

First appointed 2001, current term until 2004

Additional functions: none



Syb Bergsma
(1936)

Professor of Financial Management at the University of Amsterdam and Former Executive Vice President Financial Affairs of Akzo Nobel N.V.

Dutch nationality

First appointed 1998, current term until 2004

Additional functions: Chairman of the Supervisory Board of: UPM Holding B.V., Generali Verzekerings-groep N.V., Member of the Supervisory Board of: Van der Moolen Holding N.V., European Assets Trust N.V., Member of: Board of External Advisors Ernst & Young



Jan A. Dekker
(1939)

Chief Executive Officer of TNO

Dutch nationality

First appointed 1997, current term until 2003

Additional functions: Member of the Supervisory Board of: Gamma Holding N.V., Koninklijke BAM-NBM N.V.



Peter H. Grassmann
(1939)

Former President and Chief Executive Officer of Carl Zeiss

German nationality

First appointed 1996, current term until 2003

Additional functions: Member of the Supervisory Board of: Gambro BV, Max-Planck-Society, Aradex AG, Febit AG, GAP AG, Genescan AG, Hunzinger AG Member of the Advisory Board of: EOT Private Equity Funds GmbH



Arie Westerlaken
(1946)

(Secretary)
General Secretary and Chief Legal Officer of Royal Philips Electronics, Member of Group Management Committee of Royal Philips Electronics

Dutch nationality

First appointed 1995, current term until 2002

Additional functions: Member of the Supervisory Board of ATOS/Origin

Five-Year Summary

Year ended December 31 *(in thousands, except per share data)*	1997 EUR	1998 EUR	1999 EUR	2000 EUR	**2001** **EUR**
Consolidated Statements of Operations Data					
Net sales	1,363.694	1,326.497	1.635.986	3.062.644	**1,844,361**
Cost of sales	856.505	892.874	1.117.434	1.842.234	**1,792,504**
Gross profit on sales	507,189	433,623	518.552	1.220.410	**51,857**
Research and development costs	189,202	223,794	264.809	392.003	**424,447**
Research and development credits	(13,613)	(29,964)	(38.815)	(24.983)	**(16,223)**
Selling, general and administrative expenses	129.035	167,821	210.408	312.991	**279,993**
Restructuring and merger and acquisition costs	0	13.096	(468)	0	**57,259**
Operating income (loss)	202,565	58,876	82.618	540,399	**(693,619)**
Gain on sale of marketable securities	14,130	0	0	0	**0**
Minority interest in net result from subsidiaries (net of tax)	0	0	0	(3.205)	**3,606**
Interest income (expense), net	8.255	6.631	1.009	12.593	**(7,207)**
Income (loss) before income taxes	225.050	65,507	83,627	549,787	**(697,220)**
Provision (benefit) for income taxes	73,454	15,718	26.439	167.249	**(218,228)**
Cumulative effect of accounting changes net of tax	0	0	0	4.491	**0**
Net income (loss)	151.596	49,789	57.188	378.047	**(478,992)**
Basic net income (loss) per ordinary share[1]	0.33	0.11	0.12	0.82	**(1.03)**
Number of ordinary shares used in computing per share amount (in thousands)	454.682	456.216	458.542	461.887	**465,866**
Consolidated Balance Sheets Data					
Working capital	749.610	939.872	1.515.767	2.107.645	**1,770,059**
Total assets	1,355.774	1,557,185	2.397.926	3,432.972	**3,643,840**
Long-term liabilities, less current portion	8,634	281.856	821.201	868.540	**1,554,544**
Total shareholders' equity	964.765	978.543	1.129.900	1.666.212	**1,226,287**
Consolidated Statements of Cash Flows Data					
Capital expenditures	(124,157)	(166,008)	(138.425)	(190.440)	**(346,735)**
Depreciation and amortization	41.457	67.376	88.029	124.590	**158,798**
Net cash provided by (used in) operating activities	6.956	(34.555)	40.800	215.129	**(235,552)**
Net cash used in investing activities	(129.467)	(128.412)	(162.637)	(161,319)	**(359,973)**
Net cash provided by financing activities	15.163	275.355	553.154	34,198	**664,290**
Net increase (decrease) in cash and cash equivalents	(107,610)	109,124	430.511	248.812	**(73,522)**
Ratios and Other Data					
Increase (decrease) in net sales (in percent)	23.1	(2.7)	23.3	87.2	**(39.8)**
Gross profit as a percentage of net sales	38.3	32.7	31.7	39.8	**2.8**
Operating income (loss) as a percentage of net sales	14.9	4.4	5.0	17.7	**(37.6)**
Net income (loss) as a percentage of net sales	11.1	3.8	3.5	12.3	**(26.0)**
Shareholders' equity as a percentage of total assets	71.2	62.8	47.1	48.5	**33.7**
Backlog of systems (in units) at year-end	377	111	284	556	**181**
Sales of systems (in units)	557	449	368	783	**360**
Number of employees at year-end	5,408	5,024	6,061	8,123	**7,070**

1 All net income per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1997 and May 1998 and the three-for-one stock split in April 2000, as well as the issuance of shares for the merger with Silicon Valley Group Inc.

Corporate Highlights of 2001

- Our merger with Silicon Valley Group, Inc., (SVG) in May 2001, marked a milestone in ASML's history: positioning us as a global player in the semiconductor equipment industry and broadening our product offering.
- Net sales for 2001 were EUR 1.84 billion and our net loss was EUR 479 million, including charges of EUR 467 million associated with the SVG merger and our subsequent restructuring. In 2001 we put our restructuring charges behind us.
- Average Selling Price (ASP) for new lithography systems sold in 2001 was EUR 6.8 million, an 18 percent increase over 2000.
- Research and development spending was up 11.2 percent over 2000, with a total outlay of EUR 408 million.
- Despite a deteriorating economic climate through 2001, we were able to mark a record year for introducing and delivering more new and leading edge lithography products, notably for 248 nm and 193 nm applications.
- Such is investor confidence in our future that we were able to raise USD 575 million in a convertible bond offering to be used for corporate, research and development needs.
- By the end of 2001, the SVG merger was already bringing its rewards with breakthrough customer deals in Asia, Europe and the U.S.
- We opened our first technology training center in Japan, expanding our presence in this market and demonstrating our commitment to new and existing customers.
- Penetrating a new market, we supplied DongBu Electronics, Korea's first all-scanner foundry, with Step & Scan lithography systems: evidence of our leadership position in the foundry segment of global chip making.
- We delivered lithography systems to Semiconductor Manufacturing International Corporation (SMIC), the first commercial foundry in China, a market with strategic growth potential in our industry.
- We shipped our first TWINSCAN™ AT:850B, the industry's first KrF (248 nm) Step & Scan 300 mm dual stage lithography system for 0.11 micron line width, plus the highest numerical aperture available.
- We shipped our first TWINSCAN AT:1100, a dual-stage ArF (193 nm) lithography system for 300 mm wafer processing and the industry's first high productivity tool for volume applications at 0.10 micron line width.



About ASML

ASML is a world leader in the manufacture of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems, mainly for manufacturing complex integrated circuits (also called ICs or chips).

ASML designs, develops, manufactures, markets and services advanced systems used by the semiconductor industry to fabricate state-of-the-art integrated circuits. ASML's customers include most of the major global semiconductor manufacturers that provide the chips used in a wide array of electronic, communications and information technology products.

As the complexity of manufacturing integrated circuits with more functionality increases with each new generation of chips, semiconductor manufacturers need partners that provide leading edge technology along with complete process solutions. ASML is committed to providing customers with leading edge technology that is production-ready at the earliest possible date. ASML technology is supported by process solutions, enabling customers to sustain a competitive edge in the marketplace.

What ASML Makes

ASML manufactures lithography (or imaging) systems, wafer track systems for photoresist processing and a range of thermal processing systems for oxidation, diffusion, low-pressure chemical vapor deposition and atmospheric pressure chemical vapor deposition. ASML MaskTools provides software solutions extending the application of optical lithography for advanced chip manufacturing.

Currently, more than half of the world's top 20 chip manufacturers are customers of ASML.

Founded in the Netherlands in 1984, the company is publicly traded on Euronext Amsterdam and the Nasdaq national market under the symbol ASML.

Locations in 16 Countries

ASML's corporate headquarters is in Veldhoven, the Netherlands. Manufacturing sites and research and development facilities are located in Connecticut, California and the Netherlands. Technology development centers and training facilities are located in Japan, Korea, the Netherlands, Taiwan and the United States. To provide optimal service to its customers, ASML has over 50 sales and service organizations in 16 countries.

ASML Technology Overview

ASML offers an integrated portfolio of lithography, track and thermal systems primarily for manufacturing complex integrated circuits.

Lithography

Lithography, or imaging, is the critical technology that allows semiconductor manufacturers to continually shrink IC designs and produce more chips per wafer with higher yield, faster performance and more functionality. Lithography systems called 'steppers' or 'Step & Scan' tools transfer the integrated circuit pattern onto a silicon wafer using a photographic process, much like a camera prints an image on film. A light generated by a source such as a laser is transmitted through a photomask (a quartz plate with the master copy of the circuit image) and then through a series of lenses to project the image onto a thin slice of silicon, the wafer, which has been coated with a light-sensitive material called photoresist. The wafer is then developed and one layer of the circuit pattern appears on the wafer.

Track

Track systems prepare the wafer before and after the lithographic systems. Semiconductor manufacturers need photoresist processing equipment, commonly known as wafer tracks, as well as imaging systems (steppers and Step & Scan tools). The wafer track applies a film of light-sensitive photoresist, and then the coated wafer is delivered by the track to the lithography system for exposure under high intensity light. After the wafer is exposed, the track system is used to develop the image in the photoresist. The wafer is then baked to stabilize the resist and then the process is repeated. The result of this coat, bake, expose, develop and bake process is a relief image of the integrated circuit pattern.

Thermal

Thermal oxidation and deposition systems are used to grow or deposit thin films on the surface of the silicon wafer. Depending on the film's properties, these layers establish the silicon wafer's electrical properties and act as either insulators, conductors or semiconductors. The repeated patterning and layering of thin films is what, in effect, creates the multidimensional microelectronics commonly called integrated circuits.

ASML Lithography

ASML Lithography designs, develops and manufactures equipment used to transfer the circuit pattern onto the wafer. ASML Lithography focuses on improving the lithography process by continually shrinking line widths (reduced resolution or feature size), thereby enabling our customers to reduce the size of the IC or add more functionality for future generations of ICs. Finer line widths allow electricity to move across the chip faster, boosting the chip's performance. Smaller feature size also increases the number of chips that can be printed on the wafer. ASML's ability to process more wafers per hour helps lower the overall production cost per chip. ASML Lithography has R&D and manufacturing facilities in Veldhoven, the Netherlands; Wilton, Connecticut and Richmond, California.

ASML Track

ASML Track provides wafer track systems that perform the repeated production processes of the wafer before and after lithographic exposure. These systems coat, develop and bake photoresist (a light-sensitive material) on the surface of the wafer. ASML offers a resist processing and imaging system, together with service and support. Providing integrated technology solutions becomes more important for each new IC generation, as the process complexity increases. ASML Track has R&D and manufacturing facilities in San Jose, California.

ASML Thermal

ASML Thermal manufactures large-batch and single-wafer thermal processing furnaces, and atmospheric pressure chemical vapor deposition systems. ASML Thermal offers proven thermal technology and develops new technologies to meet the increasing need for highly productive, cost-effective, integrated thermal systems. ASML Thermal has R&D and manufacturing facilities in Scotts Valley, California.

ASML Special Applications

ASML Special Applications focuses on solutions for application markets by providing products and services from all ASML activities to form an integrated offering for customers with special requirements. These markets include a range of devices such as compound semiconductors, Thin Film Heads, Micro Electronic Mechanical Systems (MEMS) and optical devices. ASML Special Applications also offers an array of system upgrade programs for customers that use mature technology, extending the boundaries of product knowledge. ASML Special Applications has R&D and manufacturing facilities in Veldhoven, the Netherlands, and San Jose, California.

ASML MaskTools

ASML MaskTools focuses on enhancements to the photomask that are necessary to print integrated circuit patterns when the line width of the integrated circuit is shorter than the wavelength of light used to print the circuit. ASML MaskTools develops design simulation software to bridge the gap between semiconductor design and manufacturing, extending the limits of lithography. ASML MaskTools is located in Santa Clara, California.



Semiconductor Manufacturing Process





Slicing

A cylinder of silicon is cut into slices.

Polishing

The slice is polished to obtain an ultra-flat wafer. This is the basis for what will ultimately become a chip.

Material deposition or modification

A layer of material (e.g., silicon) is deposited onto the wafer. During oxidation a layer of silicon dioxide is created.

Photoresist coating (Tracks)

A thin layer of photoresist is deposited on the wafer.

Exposure (Step & Scan)

A circuit pattern (reticle) is projected onto a section of the wafer using UV light. This light reacts with the photoresist and transfers the circuit image onto the wafer. This section of the wafer will eventually become an integrated circuit (IC).
The wafer is then moved (stepped) and the process is repeated, until the wafer is covered with many identical patterns, all of which will become ICs.



Developing and baking

The unexposed resist is washed away, leaving the exposed pattern on the wafer. The wafers are then baked to dry them, evaporate remaining solvents and harden the photoresist.

Etching and ion implantation

This creates vertical paths between adjacent layers on the wafer.

Removing the photoresistant (ashing)

The remaining pattern of photoresist is removed.

Completed wafer

Once the process has been repeated the required number of times, the result is a wafer full of completed ICs.

Separation

The wafer is cut up into individual ICs.

Packaging

The ICs are packed, and connector pins are added to produce the finished chip.

Taking Advantage of the Downturn

In 2001 we took advantage of the business downturn that affected the semiconductor manufacturing and semiconductor equipment industries. We restructured and consolidated our operations. On that basis, we are ready to take full advantage of the economic upturn when it arrives.

The Merger

Our merger with SVG was completed in May 2001 and will be fully consolidated by mid 2002. The strategic rationale for the acquisition involves:

- Broadened access to leading technologies
- Increased R&D presence and production capabilities in the United States
- Expanded supply base
- Access to new customers and markets

As a result of the merger, ASML is now positioned as a multi-product, global corporation with manufacturing plants on two continents and increased presence in other geographies, specifically Asia. Our product portfolio expanded significantly from imaging tools alone to photoresist processing tracks and thermal equipment, giving us access to a broader range of sales opportunities.

Accelerated Integration

Given the speed and intensity of the industry's downturn, ASML's management decided to accelerate operational integration between SVG and ASML. By the end of 2001, all the key steps were in place, and joint task forces, teams and workgroups assembled from U.S. and European locations were already operating.

ASML ended 2001 with 7,070 employees, compared to a combined total of 8,123 as of December 31, 2000 for SVG and ASML. We plan to have approximately 6,600 employees by the end of the second quarter of 2002.

The restructuring of ASML involved four main elements:

- Streamlining production in our facilities in California and Connecticut, specifically the transfer of lithography R&D and manufacturing operations from Ridgefield to Wilton, Connecticut.
- The consolidation of track manufacturing in San Jose, California from two sites to one
- Moving the manufacturing of thermal products to a single site in Scotts Valley, California from Orange County, California
- Combining a number of existing R&D programs

All the costs associated with ASML's restructuring, totaling EUR 467 million, were absorbed by ASML in 2001.

Tinsley Divested

ASML divested Tinsley Inc., in 2001, pursuant to the agreement with the U.S. Government's Committee for Foreign Investment in the U.S. that enabled the merger with SVG.

Growing Customer Base

Despite tough economic conditions throughout the year, ASML continued to expand its customer base. More than half of the world's top chip manufacturers are ASML customers. During 2001 several new customers were gained. None were lost.

Examining the Market

From a geographic perspective, Asia is going to remain the most significant region, with its total share of the semiconductor manufacturing market expected to increase in line with the next economic upturn. Indeed, with Japan's 29 percent included, Asia is expected to account for practically 57 percent of the world's total wafer factory equipment sales (Source: Dataquest, December 2001).

With the People's Republic of China (PRC) now a full member of the World Trade Organization (WTO), its share of the global IC market is forecast to be around 14 percent (USD 24.6 billion) by 2006 out of an industry total of USD 175 billion (Source: IC Insights, January 2002). Much of the semiconductor recovery is expected to happen when end-user manufacturers need to restock inventory, since they have deliberately depleted their inventory during the downturn. This particularly applies to consumer electronics companies, mobile communication manufacturers and auto-makers.

The problems faced by the industries that purchase chips are quickly mirrored in our own order book, as chip manufacturers reduce their output to be in line with the end-user production levels, for example, in the PC industry. However, through ASML's technology innovation, chip manufacturers can offer more sophisticated, more powerful, smaller and cost-effective products that generate new and sustainable revenue streams.

Developing Presence in Asia

ASML now has manufacturing operations in Europe and the United States. At the same time, the company is faced with meeting its most crucial business growth opportunity in Asia. In 2001, ASML shipped products to new customers across Asia, making sales breakthroughs to corporations that are key players in the chip-making industry. This means that there will be an increased emphasis on Asia in the foreseeable future. This means strengthening the local presence of ASML support staff and more commitment to research, development and demonstration facilities in the region.

ASML, as a global business, needs to conduct ground breaking research, but to do so we must attract, develop and retain the very best talent. To that end, we are recruiting qualified technology professionals within Asia to help us sustain our technology leadership in lithography and related sciences. We will strenghten ASML's presence in Asia through enhanced technology development centers and training sites in Korea, Japan and Taiwan. Additionally, as part of our focus on the Chinese market, ASML is actively supporting a new training center in Beijing (a joint Dutch/Chinese initiative) where ASML contributes technical expertise and chip-making equipment.

Strengthening Relationships with Customers

ASML's business proposition is delivered around five principles that come together to offer what ASML terms Value of Ownership:

- Offering customers ongoing improvements in productivity and value, by introducing advanced technology, based on the modular, upgradeable design of ASML's families of tools
- Providing superior customer support services that ensure rapid and efficient installation as well as on-site support and training to optimize the manufacturing process and improve customer productivity
- Maintaining significant levels of research and development spending to offer customers the most advanced technology, suitable for high-throughput, low-cost volume production at the earliest possible date
- Continually reducing the cycle time between customer order of a system and use of that system in volume production at the customer's site
- Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners

Pursuing these principles creates a unique value of ownership for our customers, an achievement recognized throughout our industry. VLSI Research, an industry research organization, has rated ASML as "best in product performance" and "best in customer support," compared to its two main competitors.

Raising Funds for Tomorrow

In October 2001, ASML issued USD 575 million of convertible subordinated notes due 2006 to qualified institutional investors.. The exceptional uptake of this offering served to underscore the long-term confidence that the investment community has in ASML as a business. This initiative provides ASML with funds to continue its leading edge research programs and the financial muscle to power our business development efforts.

ASML's Business Model

ASML's business model is based on outsourcing over 90 percent of the components and modules that comprise our products. By doing so, we have a unique competitive advantage. ASML's outsourcing model allows us to get the very best products designed, developed, manufactured and delivered in the shortest possible time, bringing faster results, better performance and superior cost-savings, while maintaining operational flexibility.

ASML is proud of its strategic alliance partners that provide flexibility and cutting edge research. Firms like lens producer Carl Zeiss SMT AG, a 100 percent subsidiary of Carl Zeiss, are not only world-class manufacturers but also renowned innovators.

Research and Development

ASML made substantial investments in research and development during 2001, with a total of EUR 408 million: an

11.2 percent increase over the previous year. ASML is also involved in joint R&D programs with both public and private partnerships and consortiums, involving leading chip manufacturers, as well as Dutch government and European Union programs like EUREKA and ESPRIT. In 2001, ASML's R&D resources propelled development for the TWINSCAN platform along with several leading edge technologies, such as 248 nm, 193 nm, 157 nm and Extreme Ultraviolet (EUV).

Intellectual Property Matters

ASML continued to strengthen and expand its intellectual property rights, also through the SVG merger. The lawsuit by Ultratech Stepper, Inc., against ASML proceeded, while ASML filed a lawsuit against Ultratech. Nikon Corporation initiated an International Trade Commission case and a separate patent infringement suit against ASML.

People Are Our Future

Technological and organizational training and development are critical to ASML's future. Currently, ASML supports technology development centers and training facilities in Europe, the United States, Korea, Taiwan and a recently opened facility in Japan. There is considerable investment in basic training and Total Quality Management (TQM) as well as an increasing emphasis on management development and planning. Management development processes are specifically designed to ensure orderly and intelligent succession planning, the identification of high potential employees and the retention of key personnel at all levels of the business.

Focus on Innovation

During 2001, ASML was awarded the prestigious Medal of Honor for mechanical engineering from the Royal Institute of Engineers in the Netherlands. Among other reasons, the Institute cited, "that ASML opened new horizons with innovative technical initiatives in cooperation with industrial and academic partners."

Feature Size: Think Shrink

In today's integrated circuit (IC) markets, IC makers strive to shrink the size of their state-of-the-art chip designs in manufacturing. Doing so is central to sustaining better productivity and greater profitability in IC factories. Shrinking of feature size provides a means to boost chip performance and to increase the number of chips that can be printed on a wafer. When feature size is reduced, higher performance and higher productivity are achieved at the same time.

For example, the smaller the lines on a processor chip, the faster the speed of the processor. Because a faster processor sells for a higher price, the IC manufacturer can generate more revenue, profiting from smaller feature size. In 2001, ASML was first to market with leading edge technology for volume production at the 0.10 micron line width.

CURRENT ASML LITHOGRAPHY PRODUCT PORTFOLIO

Feature Size Feature size = resolution = size of line width	**Wavelength of Light** Wavelength = length of light going through projection lens; the shorter the wavelength, the smaller the line width and the finer the pattern on the IC		
	365 nm (i-line)	**248 nm (KrF)**	**193 nm (ArF)**
0.35 μ	PAS 5500/150		
0.30 μ	PAS 5500/250		
0.28 μ	PAS 5500/400 and AT:400		
0.25 μ		PAS 5500/300	
0.13 μ		PAS 5500/750 and AT:750	
0.12 μ		PAS 5500/800	
0.11 μ		PAS 5500/850 and AT:850	
0.10 μ			PAS 5500/1100 and AT:1100

Notes:

1000 nanometer = 1 micron (μ) = 0.001 mm = one millionth of a meter

ASML Steppers and Step & Scan Systems

PAS 5500/150/250/300 = Stepper system and wafer size is 200 mm

PAS 5500/400 and up = Step & Scan system and wafer size is 200 mm

AT = TWINSCAN system and wafer size is 300 mm



Outsourcing: The Root of Technology Leadership

Above all, ASML must continue to keep its leading position as a world-class technology supplier to manufacturers of complex integrated circuits. To that end, ASML's research and development program is vital. However, that R&D program needs to be linked to that of ASML suppliers around the globe, to ensure a continuous flow of new technology input to the products.

To do so, we constantly strengthen working relationships with our suppliers based on mutual commitment, and shared risk and reward. These relationships are jointly operated based on four criteria: quality, logistics, technology and total cost.

- Quality: ASML's suppliers must become and remain best in class for process control, preventative quality measurements and overall organization.
- Logistics: We are aiming for a significant reduction in the lead time in the supply chain. On that basis, ASML's preferred supplier base should be able to quickly and comfortably increase or decrease their volume as required.
- Technology: It is an accepted fact at ASML that technology, and its application, is the critical lever to our ongoing success. Within the ASML business model, suppliers are involved from an early stage in product design. Doing so enhances lead-time reduction, flexibility in quantities supplied and value of ownership. Technology excellence is the bedrock of our partnership development.
- Total cost: As part of our outsourced business model, ASML aims for increased efficiency from its suppliers, specifically to mitigate the effects of changing market demands.

ASML's Commitment to Value Sourcing

ASML's procurement policy is based on the above criteria. It is evidence of the company's commitment to value sourcing from best of breed suppliers. ASML's outsourcing activities represent our proven business model, acknowledging the firm's responsibility to its partners in creating and maintaining practical and balanced working relationships. Flexibility and faster cycle times are watchwords. Value sourcing enables ASML and its partners to sustain significant R&D programs, while bringing our customers the most advanced technology, suitable for high-throughput, low-cost volume production at the earliest possible date.

Interview with CEO Doug Dunn

2001, a challenging year: Doug Dunn, President, Chief Executive Officer and Chairman of ASML describes the firm's activity over the last 12 months and looks to ASML's future in 2002 and beyond.

Q: How would you sum up the year 2001 at ASML?

ASML's net loss is, of course, disappointing. We have clearly suffered the effects of the industry's worst ever downturn. Our results bear the marks of depressed operating margins and restructuring charges.

However, 2001 did mark a turning point for ASML. 2001, most certainly, made it clear to everyone that we are associated with – customers, shareholders, staff and suppliers – that we are today a very different business than we were one year ago.

We also managed some impressive accomplishments in 2001. We introduced and shipped more leading edge products than ever before. We won new customers in new parts of the world. We merged with SVG and accelerated the integration process. And we took serious steps to secure our financial position now and for the future.

In 2001, the semiconductor market fell off a cliff. We're bruised but not broken. I believe that we are in a strong position to take every advantage of the market's upswing when it takes place.

Q: What were the operational highlights of 2001?

Personally, I consider three things most outstanding.

First, the Board and I are especially pleased with the people at ASML. We have a highly educated, highly skilled work force made up of more than 45 nationalities. Their commitment to preparing the company for the upturn is truly remarkable. We're competing in an increasingly globalized marketplace. Our people are simply the most talented and motivated in the business.

Second, we created, crated and delivered more new products than in any year in our history. That's another reason why I remain confident of ASML's future. We have the people, the products, the pipeline of advanced technology and – most importantly – the manufacturing muscle to be successful.

Finally, while others retrenched, we continued to invest in next generation technology. Throughout 2001 we refused all suggestions that we slow down or cut down any of our technology investment strategies. In fact, we boosted our R&D spend by 11.2 percent versus 2000. Again, I believe that our decision to continue our innovation programs and to invest in our people and customer relationships will have a lasting benefit as the market improves.



Q: How would you characterize ASML's financial situation?

Let's face facts. 2001 was a tough year financially for our industry, our customers and us.

Having said that, we increased our Average Selling Price for new lithography tools by 18 percent. That's a key indicator of ASML's added value. In addition, ASML issued USD 575 million in a convertible bond offering which underscores the long-term confidence that investors have in ASML. Today, ASML has a strong balance sheet and sufficient cash as a strategic asset.

The Board of Management and I characterize ASML's financial situation as being in good health.



Q: So what do you see as the prospects for 2002?

This is by far the most frequently asked question I get. To be sure, we can only see two quarters into the future. And we see nothing to cheer us up. Beyond that, I decline to make predictions. Let the professional forecasters, analysts and economists offer their best bets.

ASML's major initiative for 2002 will be about getting closer to our customers. We must engage our customers – and prospective customers – on a global basis, while helping them to understand the value of ownership that ASML equipment represents over time.

When utilization rates in our customers' factories reach 80 percent or more, then customers start ordering new systems. ASML's best method for predicting business prospects is to monitor our customers' utilization rates.

For one thing, our new strength as a global player will mean that Asia will become ever more important in the future. For another, our multi-product strategy should result in market acceptance in Asia, a region that is expected to account for nearly 60 percent of the world's total semiconductor manufacturing equipment market.

Q: There have been all kinds of comments about the SVG deal. What's your view?

My view on this is very clear. The SVG deal was a strategic move that underpins our business for the foreseeable future. It transformed ASML into a globally competitive player with an expanded market base.

ASML is now a multi-product company with an offering of world-class, integrated solutions for chip makers. For instance, our dual-stage TWINSCAN platform for 300 mm wafers combined with our track system has huge potential in the "yellow room," the heart of the imaging process.

Thanks to SVG, we've accessed leading edge technology. Projects such as the lens design for 157 nm technology development are evidence of what we view as strategic benefits. Furthermore, we've expanded our customer base. This has already translated into new business for ASML.

Q: How is the integration process progressing?

Well, considering that we stepped up the integration process in response to the brutal market conditions, I think it is going very well indeed. In fact, compacting the integration into a narrow window is paying off. It gives us the ability to meet emerging customer needs at a much earlier date.

Consider, too, that we already have a number of joint teams working on technical convergence processes, and our work on EUV is now a streamlined, globally distributed activity.

Of course this is a huge task and we don't underestimate the work involved, however, I think that throughout the final months of 2001 we have made great progress. We are excited about the new customer gains. And we are confident that additional manufacturing efficiencies and enhancements will follow throughout 2002, particularly in leading edge technology and next generation lithography.

Q: You have said that ASML's future depends on its ability to both compete and cooperate. What do you mean?

The semiconductor manufacturing equipment industry is going through massive consolidation. For instance, a few years ago there were many players in the lithography space. Today, there are only three major competitors worldwide. We have a strategic imperative to grow our business. The substantial increase in our Average Selling Price in 2001 shows ASML's power for growth and share gains.

At the same time, the whole semiconductor manufacturing process involves a myriad of machine makers. Process control and integration of the various parts of the overall production line require expert skills. Acting in the best interests of our customers, we cooperate with other equipment manufacturers to improve our customers' productivity and yield.

Fierce competition in the marketplace means that only the strong survive. But, while competing is vital, cooperation with others in the industry is vital too. That's what we mean by compete and cooperate.

Q: And so, what is ASML's business strategy?

The company's business strategy involves a core set of operating concepts. Foremost, we strive to realize profitable and sustainable growth by delivering the best value of ownership for semiconductor manufacturing equipment. We work to provide superior customer support. We continue with our proven business model based on outsourcing. We maintain a high level of R&D investment. We provide leading technology with earliest installation for volume production. And we develop integrated processes to facilitate a compete and cooperate environment.

Please allow me to summarize our business strategy in 12 words: Focus on customer satisfaction, increase and leverage our position as technology leader.

Q: ASML changed so much in 2001. What does ASML stand for?

What we stand for today is the same as when ASML was founded in 1984. ASML is all about the promise of commitment. This is consistent with the core values and success that ASML strives to attain in everything we do.

It's commitment to customers. We ensure that our customers feel our long-term commitment to making them successful. Customers nowadays demand more than just technology. *They make their buying decisions based on hard business criteria* like time-to-market, time-to-revenue and other critical measurements. This is nothing new, of course, and ASML has addressed these needs with its Value of Ownership proposition.

It's commitment to technology. For instance, last year we started shipping 193 nm technology at the 0.10 micron line width for volume production. That is well ahead of our competitors.

When working with suppliers, ASML is committed to helping them succeed so they can help us succeed. We have a reputation for transparency in our business. Our track record of credibility exemplifies the company's commitment to investors.

Q: What about ASML's commitment to employees?

ASML creates the conditions for employees to contribute great ideas, grow their careers and do their best work. We're known as a company that encourages new ideas and where opportunity is wide open.

Another example of commitment to our employees is the continuation of the company's merit increase program, in spite of the downturn. We have some great stock option plans too.

The commitment at ASML comes from the inside out. It's a *unique culture of individual and team commitment* that makes outstanding accomplishments possible.

Q: Looking at the semiconductor equipment industry, what do you see as the current technology challenges?

There's a so-called law in our industry, Moore's Law, that says that the number of transistors on a chip will double roughly every 18 months. We think this will continue and there will be two battlegrounds for success. One is 300 mm wafers and the other is 193 nm imaging technology.

ASML's TWINSCAN platform is designed to enable new integrated circuit applications – more functionality per die – at the lowest cost per wafer. We do so with 300 mm wafers and our *dual-stage imaging breakthrough*.

When it comes to 193 nm wavelength technology, our TWINSCAN AT:1100 is the only lithography tool available on the market today that etches line widths at 0.10 micron. This means advanced imaging technology that allows circuit density to increase faster than manufacturing costs. This product is a champion for high-end microprocessors and logic chips.

The challenges surround technology leadership, time-to-market and volume manufacturing solutions. With TWINSCAN, our flagship imaging platform, we provide the best value of ownership for semiconductor manufacturers who seek sustainable competitive advantages.

Q: What do continued technology breakthroughs mean for ASML?

Wrong question. It is more accurate to ask what this means for our customers. Technology breakthroughs help our customers power out of the recession. By making increasingly smaller chips, ASML's customers can put more power on each chip and more chips on each wafer. This means increases in performance and decreases in cost.

Our customers can then promise their customers things like more affordable PCs, more portable digital devices and more powerful electronic products like home entertainment, for example, game consoles and DVD players.

When it comes to breakthroughs, ASML is at the leading edge. In 2001, we began shipping products with the highest numerical aperture lenses and smallest line widths for 248 nm and 193 nm wavelengths respectively, as well as 300 mm wafer size. In a word, technology innovation drives our global economy. And ASML tools drive technology innovation.

Q: What can you say about 157 nm wavelength technology?

It is acknowledged in the semiconductor industry that 157 nm wavelength technology is less mature than 193 nm. Moreover, the issues surrounding 157 nm technology are generic to semiconductor equipment manufacturing. The industry faces challenges associated with lasers, lens design and calcium fluoride, a lens material. One of the strategic benefits of our merger with SVG is that we now have additional R&D capabilities to accelerate our 157 nm lens design.

We will disclose our roadmap and timetable for 157 nm lithography tools during the course of 2002.

Q: What makes you think that ASML is ready for the upturn?

To begin with, our new TWINSCAN factory is already in production in Veldhoven, in the Netherlands, while actions are in place to prepare for module manufacturing at our Wilton, Connecticut lithography operation in the United States. This means we have sufficient capacity for the upturn.

Our supplier base is improving on cycle time, flexibility and other important sourcing measurements. We have extended our supply base to the United States. Our lead-time reduction program is showing success. And our cost-reduction measures have shown significant results, notably in the second half of 2001.

If the downturn lingers, we are in strong control of our cost base. If the upturn is fast, we are ready for full production.

Q: What prediction can you make?

My job, and the job of our management team, is to make sure that we are able to quickly and profitably benefit from changes in market conditions. To be sure, I am not going to predict when the upturn will come. But, when it does come, ASML will have new products and increased customer focus.

On the basis of that, I firmly predict that ASML will be ready to deliver value of ownership that will meet or beat our customers' expectations. ASML will prosper and outperform in the upturn and over the longer term.



ASML Worldwide

Corporate Headquarters

De Run 1110

5503 LA Veldhoven

The Netherlands

U.S. Main Offices

8555 S. River Parkway

Tempe, AZ 85284

U.S.A.

77 Danbury Road

Wilton, CT 06897

U.S.A.

Asia Main Office

Suite 603, 6/F

One International Finance Center

1, Harbour View Street

Central, Hong Kong, SAR

for more information please visit our website

www.asml.com

Contact Information

ASML Holding N.V.

Corporate Communications
phone: +31 40 268 3687
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

Office Address
De Run 1110
5503 LA Veldhoven
The Netherlands

Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands

Printed in the Netherlands.

This document is made according to ISO 14001 on 100% chlorine-free paper.


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ASML

Financial Report 2001

Our technology leadership continues...


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Contents

In this report the expression 'ASML' is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. Those expressions are also used where no useful purpose is served by identifying the particular company or companies.

'Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: The matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

Five-Year Financial Summary

Year ended December 31 *(in thousands, except per share data)*	1997 EUR	1998 EUR	1999 EUR	2000 EUR	**2001 EUR**
Consolidated Statements of Operations Data					
Net sales	1,363,694	1,326,497	1,635,986	3,062,644	**1,844,361**
Cost of sales	856,505	892,874	1,117,434	1,842,234	**1,792,504**
Gross profit on sales	507,189	433,623	518,552	1,220,410	**51,857**
Research and development costs	189,202	223,794	264,809	392,003	**424,447**
Research and development credits	(13,613)	(29,964)	(38,815)	(24,983)	**(16,223)**
Selling, general and administrative expenses	129,035	167,821	210,408	312,991	**279,993**
Restructuring and merger and acquisition costs	0	13,096	(468)	0	**57,259**
Operating income (loss)	202,565	58,876	82,618	540,399	**(693,619)**
Gain on sale of marketable securities	14,130	0	0	0	**0**
Minority interest in net result from subsidiaries (net of tax)	0	0	0	(3,205)	**3,606**
Interest income (expense), net	8,355	6,631	1,009	12,593	**(7,207)**
Income (loss) before income taxes	225,050	65,507	83,627	549,787	**(697,220)**
Provision (benefit) for income taxes	73,454	15,718	26,439	167,249	**(218,228)**
Cumulative effect of accounting changes net of tax	0	0	0	4,491	**0**
Net income (loss)	151,596	49,789	57,188	378,047	**(478,992)**
Basic net income (loss) per ordinary share[1]	0.33	0.11	0.12	0.82	**(1.03)**
Number of ordinary shares used in computing per share amount (in thousands)	454,682	456,216	458,542	461,887	**465,866**
Consolidated Balance Sheets Data					
Working capital	749,610	939,872	1,515,767	2,107,645	**1,770,059**
Total assets	1,355,774	1,557,185	2,397,926	3,432,972	**3,643,840**
Long-term liabilities, less current portion	8,634	281,856	821,201	868,540	**1,554,544**
Total shareholders' equity	964,765	978,543	1,129,900	1,666,212	**1,226,287**
Consolidated Statements of Cash Flows Data					
Capital expenditures	(124,157)	(166,008)	(138,425)	(190,440)	**(346,735)**
Depreciation and amortization	41,457	67,376	88,029	124,590	**158,798**
Net cash provided by (used in) operating activities	6,956	(34,555)	40,800	215,129	**(235,552)**
Net cash used in investing activities	(129,467)	(128,412)	(162,637)	(161,319)	**(359,973)**
Net cash provided by financing activities	15,163	275,355	553,154	34,198	**664,290**
Net increase (decrease) in cash and cash equivalents	(107,610)	109,124	430,511	248,812	**(73,522)**
Ratios and Other Data					
Increase (decrease) in net sales (in percent)	23.1	(2.7)	23.3	87.2	**(39.8)**
Gross profit as a percentage of net sales	38.3	32.7	31.7	39.8	**2.8**
Operating income (loss) as a percentage of net sales	14.9	4.4	5.0	17.7	**(37.6)**
Net income (loss) as a percentage of net sales	11.1	3.8	3.5	12.3	**(26.0)**
Shareholders' equity as a percentage of total assets	71.2	62.8	47.1	48.5	**33.7**
Backlog of systems (in units) at year-end	377	111	284	556	**181**
Sales of systems (in units)	557	449	368	783	**360**
Number of employees at year-end	5,408	5,024	6,061	8,123	**7,070**

1 All net income per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1997 and May 1998 and the three-for-one stock split in April 2000, as well as the issuance of shares for the merger with Silicon Valley Group Inc.

Management

BOARD OF MANAGEMENT

Doug J. Dunn
(1944)
President, Chief Executive Officer, Chairman of the Board of Management;
Appointed in 1999;
British nationality

Peter T.F.M. Wennink
(1957)
Executive Vice President Finance and Chief Financial Officer;
Appointed in 1999;
Dutch nationality

Martin A. van den Brink
(1957)
Executive Vice President Marketing & Technology;
Appointed in 1999;
Dutch nationality

David P. Chavoustie
(1943)
Executive Vice President Sales;
Appointed in 2000;
U.S. nationality

Stuart K. McIntosh
(1944)
Executive Vice President Operations and President Lithography Division;
Appointed in 2001;
British nationality

MEMBERS OF THE SUPERVISORY BOARD

Michael J. Attardo
(1941)
Former President and CEO of IBM Microelectronics;
U.S. Nationality;
First appointed 2001, current term until 2004

Syb Bergsma
(1936)
Professor of Financial Management at the University of Amsterdam and Former Executive Vice President Financial Affairs of Akzo Nobel N.V.;
Dutch nationality;
First appointed 1998, current term until 2004

Henk Bodt
(1938)
(Chairman)
Former Executive Vice President of Royal Philips Electronics N.V.;
Dutch nationality;
First appointed 1995, current term until 2004

Jan A. Dekker
(1939)
Chief Executive Officer of TNO;
Dutch nationality;
First appointed 1997, current term until 2003

Peter H. Grassmann
(1939)
Former President and Chief Executive Officer of Carl Zeiss;
German nationality;
First appointed 1996, current term until 2003

Arie Westerlaken
(1946)
(Secretary)
General Secretary and Chief Legal Officer of Royal Philips Electronics;
Member of Group Management Committee of Royal Philips Electronics;
Dutch nationality;
First appointed 1995, current term until 2002

Report of the Supervisory Board

Financial Statements

The Supervisory Board has reviewed the financial statements and the notes thereto of ASML Holding N.V. (the "Company") for the financial year 2001, as prepared by the Board of Management. Deloitte & Touche, independent auditors, have duly examined these financial statements. Their report appears in these financial statements.

The Supervisory Board has adopted these financial statements in accordance with article 38, paragraph 5 of the Company's Articles of Association. The Supervisory Board recommends that the General Meeting of Shareholders approves these financial statements in accordance with the proposal of the Board of Management.

Composition of the Board of Management

As announced in December 2000, Mr. N.I.M. Hermans resigned as a Board of Management member per April 1, 2001. Per the same date, Mr. S.K. McIntosh, Executive Vice President Operations and President Lithography Divisions, was appointed as a member of the Board of Management.

Supervision

The Supervisory Board met five times in the course of 2001. Topics of discussion at the meetings included, among other things, the Company's general strategy, the Company's finances, its financial performance, the internal division of tasks of the Board of Management, strategic alliances and acquisitions and the risks associated with the Company. The Supervisory Board was also kept up-to-date on the course of the Company's business through monthly reports and was consulted on various issues on a regular basis.

In an extraordinary meeting, the Board of Management discussed with the Supervisory Board the integration process of Silicon Valley Group, Inc. ("SVG"), the strategic cooperation with Micronic Laser Systems A.B., as well as the business climate.

Members of the Supervisory Board also met with the Works Council in the course of the year.

In 2001 the Remuneration Committee met twice, and the Audit Committee met three times in the presence of the external auditor.

The Supervisory Board met once without the Board of Management to discuss, among other things, the functioning of the Supervisory Board itself; the relationship with the Board of Management; and the performance, composition and succession of the Board of Management.

Composition of the Supervisory Board

In 2001, Mr. H. Bodt and Mr. S. Bergsma were reappointed as members of the Supervisory Board. Furthermore, Mr. M.J. Attardo was appointed as member of the Supervisory Board as of May 21, 2001, upon the merger between the Company and SVG. Mr. Attardo brings a wealth of experience in the semiconductor industry and particularly in SVG, and fits very well in the profile that the Supervisory Board has drawn up for this position.

Mr. A. Westerlaken will be retiring by rotation per March 21, 2002 and has informed the Supervisory Board that he will not be available for reappointment. The Supervisory Board regrets this decision, but is grateful to Mr. Westerlaken for his valuable contribution to the Supervisory Board during the seven years that he was a Supervisory Board member. The Supervisory Board intends to appoint Mr. J.W.B. Westerburgen effective March 21, 2002. Mr. Westerburgen, with his extensive experience in the field of corporate and tax law, fits very well in the profile that the Supervisory Board has drawn up for this position.

Finally, the Supervisory Board wishes to thank all involved for their contribution to the Company in 2001.

The Supervisory Board
Veldhoven, January 17, 2002

Revenues by geographical area

Other 13%

USA 36%

Taiwan 14%



3063
1844
1636
1364
1326
1108
1729
829
1015
1089
547
643
869
634
1996
1997
1998
1999
2000
2001

Revenues

(in million euros)

Second half-year

First half-year



Europe 49%
USA 43%

Total employees



1999
1999
2000
2000
2001
2001
229

Net profit

(in million euros)

00000124

Management's Discussion and Analysis of Financial Condition and Results of Operations

ASML's strategic objective is to realize profitable and sustainable growth by providing leading edge manufacturing solutions to the worldwide semiconductor industry that continually improve customers' competitiveness by enhancing the value of their ownership of ASML equipment.

Business Strategy

The principal elements of ASML's "value of ownership" strategy include:

- Maintaining significant levels of research and development spending in order to offer customers, at the earliest possible date, the most advanced technology suitable for high-throughput, low-cost volume production
- Offering customers continuing improvements in productivity and value by introducing advanced technology. based on the modular, upgradeable design of ASML's families of tools
- Pursuing continuing reductions in the cycle time between a customer's order of a tool and the use of that tool in volume production at the customer site
- Providing superior customer support services that ensure rapid and efficient installation, as well as continuing on-site support and training to optimize the manufacturing process and improve customers productivity
- Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners

Significant Events

On May 21, 2001, ASML completed its merger with Silicon Valley Group Inc. ("SVG"). As a result of this merger, ASML has become a multiproduct semiconductor equipment company supplying lithography, photoresist processing (track) and thermal systems to the world's leading semiconductor manufacturers.

On October 16, 2001, ASML announced accelerated integration with SVG as a consequence of the continuing downturn in the semiconductor industry. This resulted in one-time charges including restructuring costs of EUR 521 million. These charges include workforce reduction related expenses, fixed assets write-off and building closure costs as well as inventory write-off due to discontinued product lines. Furthermore, additional obsolescence costs of inventories and merger and acquisition costs were included. Of these costs EUR 408 million is included in cost of sales together with EUR 56 million additional cost for obsolete inventory, EUR 57 million in merger and acquisition costs and other restructuring costs.

On June 20, 2001, ASML announced that it had reached agreement in principle to enter into a strategic alliance with Micronic Laser Systems AB ("Micronic") to enhance both companies' positions as leading suppliers of advanced lithography equipment to the display and semiconductor industry. Furthermore, the Company invested in a non intrest-bearing EUR 34 million convertible loan to Micronic. The loan has a term of three years.

On October 17, 2001, ASML issued convertible subordinated notes with a principal amount of USD 575 million. The net proceeds were EUR 638 million.

On January 15, 2002, ASML MaskTools, Inc., and Numerical Technologies, Inc., announced they had entered into a licensing agreement to provide semiconductor manufacturers with easier access to subwavelength manufacturing solutions that incorporate ASML MaskTools' patented scattering bar technology.

On December 19, 2001, ASML announced that it completed the divestment of Tinsley Laboratories Inc. ("Tinsley") to another U.S. company. ASML agreed with the committee on Foreign Investments in the United States ("CFIUS") to make a good faith effort to sell Tinsley.

Euro

On January 1, 1999, the Netherlands and eight other member countries of the European Union adopted the euro ("EUR") as their new common currency. Effective January 1, 2002, the euro became the legal tender of the Netherlands for both cash and non-cash electronic money transfers between ASML and its business partners.

For external reporting purposes, effective January 1, 1999, ASML adopted the euro as its reporting currency. Balances for periods prior to January 1, 1999, are not comparable to the balances of other companies that report in euros but have restated amounts from a different currency than Dutch guilders.

Results of Operations

The following discussion and analysis of results of operations should be viewed in the context of the risks affecting ASML's business strategy, described in a separate section below. The merger with SVG is accounted for under the "pooling of interests" method. Therefore, ASML's Consolidated Financial Statements for each of the three years ended December 31, 2001 reflect the combination of financial statements for ASML's historical operations with those of SVG. The five-year summary presented on page 4 reflects the combined figures as well. In conformity with U.S. generally accepted accounting principles (GAAP) reporting guidelines, the comparative figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of ASML and SVG. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures contain the results of ASML's historical operations for the twelve months ended December 31 and the results of SVG's historical operations for the twelve months ended September 30.

Following is ASML's consolidated statements of operations data for the three years ended December 31, 2001, expressed as a percentage of total net sales:

Year ended December 31	1999	2000	**2001**
Total net sales	100.0%	100.0%	**100.0%**
Cost of sales	68.3	60.1	**97.2**
Gross profit on sales	31.7	39.9	**2.8**
Gross profit excluding restructuring charges and additional obsolescence costs*	31.7	39.9	**28.1**
Research and development costs	16.2	12.8	**23.0**
Research and development credits	(2.4)	(0.8)	**(0.9)**
Selling, general and administrative expenses	12.9	10.2	**15.2**
Restructuring and merger and acquisition charges	0.0	0.0	**3.1**
Operating income (loss)	5.0	17.7	**(37.6)**
Operating income (loss) excluding restructuring charges**	5.0	17.7	**(9.4)**
Interest (income) expense, net	(0.1)	(0.3)	**0.4**
Income (loss) before income taxes	5.1	18.0	**(37.8)**
Provision for income taxes	1.6	5.7	**(11.8)**
Net income (loss)	3.5	12.3	**(26.0)**
Sales of systems (in units)	368	783	**360**

Although not a measure of financial performance under U.S. GAAP, we also provided extra lines marked with * and **:
* Excluded are charges that are comprised of:
- restructuring EUR 408 million
- additional costs for obsolescence inventory EUR 56 million

** Excluded are charges as explained under the restructuring paragraph totalling EUR 521 million.

Results of Operations 2001 compared with 2000

During 2001, the semiconductor industry faced its worst downturn in history. Despite some positive signs in the industry, ASML sees no clear indication that an upturn will happen before the second half of 2002. ASML will closely monitor developments of the semiconductor market in general and development of its customers' business in particular.

Restructuring

In October 2001, ASML implemented a restructuring plan including workforce reduction, fixed asset write-off and building closure costs as well as inventory write-off due to discontinued product lines. The restructuring costs amounted to EUR 411 million, of which EUR 408 million is included in cost of sales. The number of employees actually terminated pursuant to the restructuring plan as per December 31, 2001, is approximately 1,100 (including temporary workforce). Furthermore, ASML incurred additional merger related expenses and other one-time charges of:

- Merger and acquisition expenses EUR 54 million.
- Additional reserve for obsolete inventory EUR 56 million.
- Other EUR 3 million.

Consolidated sales

Consolidated net sales were EUR 1,844 million compared to EUR 3,063 million in 2000. Currently more than 50 percent of the top 20 IC manufacturers are ASML customers.
In 2001, sales to one customer accounted for EUR 217 million, or 11.8 percent of net sales. In

2000, sales to three customers accounted for EUR 483 million, EUR 457 million and EUR 442 million or 15.8, 14.9 and 14.4 percent of net sales, respectively.

ASML recognizes the business segments, Lithography and Track & Thermal activities. The following discussion reviews net sales and gross margin per business segment.

Lithography sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	2000		**2001**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	207	248	**120**	**77**
Net sales (EUR million)	1,189	1,444	**811**	**743**
Gross profit on sales of new systems (% of sales)	41.5	43.6	**30.4**	**(42.7)**
Overall gross profit (% of sales)	39.6	42.3	**28.4**	**(28.9)**
Gross profit excluding restructuring and additional cost for obsolete inventories (% of sales)	39.6	42.3	**35.3**	**24.7**
Average unit sales price for new systems (EUR million)	5.7	5.9	**5.9**	**8.1**

Net sales in the Lithography segment consist of revenue from sales of wafer steppers and Step & Scan systems, sales of equipment and options, which may occur in conjunction with the initial sale of a system or after its installation, and revenue from service.

Total net sales for Lithography decreased from EUR 2.633 million in 2000 to EUR 1.554 million in 2001, a decrease of EUR 1,079 million or 41.0 percent. The decrease in sales was caused by a decrease in shipments from 455 units in 2000 to 197 units in 2001. This decrease was partly offset by an increase (17.9 percent) in the average unit sales price for new systems. The 56.7 percent decrease in the number of systems shipped is a result of the worst year-on-year decline in sales in the history of the semiconductor industry. The 17.9 percent increase in the average unit sales price of new systems reflects the introduction and shipment of ASML's most advanced technology products in 2001. These products include the leading edge, high numerical aperture lens products for the 248 nanometer and 193 nanometer technology node, as well as those for 300 millimeter TWINSCAN™ systems.

The decrease in total net sales in 2001 included an increase in net service sales of 28.8 percent from EUR 170 million in 2000 to EUR 219 million in 2001, reflecting the continued increase in the size of the installed base of ASML's lithography tools at customer production facilities.
Total net sales for 2000 and 2001 include EUR 67 and EUR 19 million, respectively, relating to the sale of 53 and 17 pre-owned systems. These systems were reacquired from existing customers and then resold, primarily to other customers utilizing these systems in areas requiring

the less critical resolution capabilities provided by these machines. ASML will engage in similar repurchase and resale transactions in the future; however, it does not anticipate that the impact of those transactions will be significant.

Gross profit as a percentage of net sales decreased from 41.1 percent in 2000 to 1.0 percent in 2001. Excluding the gross profit service sales, gross profit on system sales including field upgrades decreased from 41.2 percent to (1.0) percent. The gross profit was negatively affected by the costs associated with the restructuring plan, under-utilization of production facilities and pressure on discount levels. Excluding the restructuring costs for inventory write-offs, costs for factory closure and severance payments, the overall lithography gross profit in 2001 was 30.2 percent, compared to 41.1 percent in 2000.

The gross profit on service sales decreased to 13.0 percent in 2001 from 14.4 percent in 2000, due to provisions for excess and obsolete spare parts.

Track and Thermal sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	2000		**2001**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	115	213	**130**	**33**
Net sales (EUR million)	175	255	**205**	**85**
Gross profit (% of sales)	31.0	33.2	**25.2**	**(17.6)**
Gross profit excluding restructuring charges (% of sales)	31.0	33.2	**25.2**	**(3.1)**
Average unit sales price for new systems (EUR million)	0.9	0.9	**1.2**	**1.4**

Net sales in the Track and Thermal segment consist of revenue from sales of photoresist processing systems (track) and thermal systems and options which may be sold in conjunction with the initial sale of a system or after its installation and revenue from service.

Total net sales for track and thermal systems decreased from EUR 430 million in 2000 to EUR 290 million in 2001, a decrease of EUR 140 million or 32.6 percent. The decrease in sales was caused by a decrease in shipments from 328 units in 2000 to 163 units in 2001. This decrease was partly offset by an increase in the average unit sales price for new systems.

The 50.3 percent decrease in the number of systems shipped reflects the worst overall decline in sales in the semiconductor industry. Sales in this segment primarily depend on systems for adding manufacturing capacity. In view of the downturn, the demand for such capacity tools fell sharply. The 35.4 percent increase in the average unit sales price of new systems reflects increased demand in 2001 for new technology including 200 millimeter and 300 millimeter thermal bridge-tools. The service sales decreased from EUR 118 million in 2000 to EUR 87 million in 2001, a decrease of EUR 31 million or 26.3 percent, largely due to lower demand for consumables and other products relating to the utilization of track and thermal equipment installed in customer production facilities.

Overall gross profit as a percentage of total net sales decreased from 32.3 percent in 2000 to 12.7 percent in 2001. Excluding the gross profit on service sales, gross profit on system sales decreased from 23.9 percent to a loss of 7.0 percent. Severe under-utilization of production capacity, the costs associated with the introduction of new technology and the costs for restructuring of production facilities have caused this major decrease in gross profit. Excluding the restructuring costs, total gross profit as a percentage of total sales for the Track and Thermal segment in 2001 was 16.9 percent compared to 32.3 percent in 2000.

The gross profit for service sales improved to 58.8 percent in 2001 from 54.5 percent in 2000, mainly as a result of rationalization and cost control measures.

Research and development costs

The nature of research and development costs and selling, general and administrative costs does not differ significantly between business segments. These items will be discussed on a consolidated basis.

Research and development costs

Research and development costs increased from EUR 392 million (12.8 percent of total net sales) in 2000 to EUR 424 million (23.0 percent of total net sales) in 2001. The increase in research and development costs reflects ASML's continuing effort to introduce several leading edge lithography products for 248 nanometer and 193 nanometer applications and the newest versions of the TWINSCAN™ platform, combined with continued investments in next generation 157 nanometer lithography solutions and Extreme UV (EUV). Furthermore, ASML increased its research and development activities relating to 300 millimeter ProCell™ track systems and the leading edge APNext™ and Xcelerate™ thermal systems.

ASML foresees further long-term growth in research and development, staffing and other costs. However, for 2002, ASML expects a decrease of research and development expenditure due to more cost efficient programs as a result of the restructuring.

Research and development credits

Research and development credits decreased from EUR 25 million in 2000 to EUR 16 million in 2001. The decrease in research and development credits in 2001 in comparison to 2000 is a direct result of decreased research and development efforts qualifying for credits.

Management anticipates receiving research and development credits in 2002, approximately equal to the amounts received in 2001, although the precise amount remains subject to further negotiation with the relevant granting authorities.

Selling, general and administrative costs

Selling, general and administrative expenses decreased by 10.5 percent from EUR 313 million in 2000 to EUR 280 million in 2001 as a result of accelerated cost reduction measures in both seg ments, including workforce reduction activities. Because net sales decreased by 39.8 percent, selling, general and administrative expenses increased as a percentage of net sales from 10.2 percent in 2000 to 15.2 percent in 2001.

Income taxes

Income taxes represented 30.2 and 31.3 percent of income before taxes in 2000 and 2001 respectively. This increase results from a change in distribution of pre-tax income between geographical areas.

Results of operations 2000 compared with 1999

Consolidated net sales were EUR 3,063 million in 2000 compared to EUR 1,636 million in 1999. In 2000, sales to three customers accounted for EUR 483 million, EUR 457 million and EUR 442 million or 15.8, 14.9 and 14.4 percent of net sales, respectively. In 1999, sales to three customers accounted for EUR 244 million, EUR 242 million and EUR 165 million or 14.9, 14.8 and 10.1 percent of net sales respectively.

Lithography sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	1999		**2000**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	93	174	**207**	**248**
Net sales (EUR million)	494	995	**1,189**	**1,444**
Gross profit on sales of new systems (% of sales)	29.1	34.4	**41.5**	**43.6**
Overall gross profit (% of sales)	28.3	33.9	**39.6**	**42.3**
Average unit sales price for new systems (EUR million)	5.0	5.7	**5.7**	**5.9**

Total net sales increased from EUR 1,489 million in 1999 to EUR 2,633 million in 2000, an increase of EUR 1,144 million or 76.8 percent. The increase in sales was caused by an increase in shipments of both lithography divisions from 267 units in 1999 to 455 units in 2000, as well as an increase in the average unit sales price for new systems. The 70 percent increase in the number of systems shipped reflects the strong customer demand in 2000 in the semiconductor industry and the equipment industry in particular, as well as ASML's strong position in the fastest growing markets. ASML expanded its sales to the Asian market including its first ever shipment to the important Japanese market. ASML's sales to fast growing markets like Taiwan, Singapore and Malaysia increased significantly. The 5 percent increase in the average unit sales price of new systems was due to a further shift in customer demand towards ASML's most advanced technology products. In 2000, ASML successfully launched its first 300 millimeter TWINSCAN™ product. ASML's balanced product offering in i-line and DeepUV Step & Scan systems as well as the introduction of the 300 millimeter TWINSCAN™ in 2000 also accounted for important new customer wins.

The increase in total net sales in 2000 included an increase in net service sales of 54.5 percent from EUR 110 million in 1999 to EUR 170 million in 2000, reflecting the continued increase in the installed base of ASML's products at customer manufacturing facilities.

Total net sales for 1999 and 2000 include EUR 42 million and EUR 67 million, respectively, relating to the sale of 25 and 53 pre-owned systems. These systems were reacquired from existing customers and then resold.

Gross profit as a percentage of total net sales increased from 32.1 percent in 1999 to 41.1 percent in 2000. Excluding the gross profit on service sales, gross profit on system sales increased by 9.7 percent to 41.2 percent in 2000. Cost control measures, learning curve benefits at ASML's production sites and in its supply chain, and the improved utilization rates that accompanied ASML's higher sales volumes, significantly improved gross profit throughout the year. In 1999, especially the first half of the year, gross profit was negatively affected by significantly higher costs for production and the introduction of newly developed products. Furthermore, the under-utilization of ASML's manufacturing capacity during the first half of 1999 affected gross profit adversely.

Track and Thermal net sales and gross profit

The following table shows a summary of sales and gross profit on a semi-annual basis:

Year ended December 31	1999		**2000**	
	First half year	Second half year	**First half year**	**Second half year**
Total units shipped	32	69	**115**	**213**
Net sales (EUR million)	50	97	**175**	**255**
Gross profit (% of sales)	20.3	32.1	**31.0**	**33.2**
Average unit sales price for new systems (EUR million)	0.7	1.0	**0.9**	**0.9**

Net sales increased from EUR 147 million in 1999 to EUR 430 million in 2000, an increase of EUR 283 million or 192.5 percent. The increase in sales was caused by an increase in shipments from 101 units in 1999 to 328 units in 2000, as well as an increase in the average unit sales price. The 225 percent increase in the number of systems shipped reflected the strong customer demand in the year 2000 for track and thermal systems. Thermal systems in particular accounted for a strong increase in net sales including thermal products resulting from the July 1999 acquisition of the Semiconductor Equipment Group of Watkins-Johnson Company ("SEG"). The increase of net sales occurred across most geographies.

The average selling price of units shipped increased by 1.6 percent. This 1.6 percent consists of a decrease in the average unit selling price, due to a relatively stronger growth of the number of thermal systems shipped, more than fully offsetting the exchange rate of euro versus the U.S. dollar. The increase in total net sales in 2000 included an increase in net service sales of 129.4 percent, reflecting the continued increase in the installed base of ASML's products at customer manufacturing facilities as well as the increase in sales due to the July 1999 acquisition of SEG.

Gross profit as a percentage of total net sales increased from 28.1 percent in 1999 to 32.3

percent in 2000. Excluding gross profit on service sales, gross profit on system sales increased from 18.8 percent in 1999 to 23.9 percent in 2000, due to increased sales volumes and therefore better utilization of manufacturing capacity.

Gross profit on service sales increased from 45.4 percent in 1999 to 54.5 percent in 2000.

The portion of service revenues derived from the sale of higher margin yielding spare parts grew relative to overall service sales.

Research and development costs

The nature of research and development costs, and selling, general and administrative costs does not differ significantly between business segments and will be discussed on a consolidated basis.

Research and development costs

Research and development costs increased from EUR 265 million (16.2 percent of total net sales) in 1999 to EUR 392 million (12.8 percent of total net sales) in 2000. The increase in research and development costs resulted from an increase in staffing levels from 1,714 at the end of 1999 to 2,214 at the end of 2000. The increase in research and development costs reflects ASML's continuing efforts to develop its 300 millimeter TWINSCAN™ platform and to expand its PAS 5500 family of Step & Scan systems, its high throughput cross-performance Micrascan platform and its 300 millimeter ProCell™ track system. The increase also relates to its research into next-generation lithography, 157 nanometer and Extreme UV (EUV).
Furthermore, research and development expenses increased due to increased spending on the leading edge APNext™ and Xcelerate™ thermal systems.

Research and development credits

Research and development credits decreased from EUR 39 million in 1999 to EUR 25 million in 2000, almost entirely attributable to a re-alignment of subsidy priorities within the European technology subsidy agencies.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from EUR 210 million in 1999 to EUR 313 million in 2000. Both segments have contributed to this increase. However, as a percentage of net sales, selling, general and administrative expenses decreased from 12.8 percent in 1999 to 10.2 percent in 2000. To cope with its growth, ASML increased its number of employees from 6,061 at year end 1999 to 8,123 at year end 2000. To support this strong growth, costs for information technology, facilities, recruiting and general support functions, such as financial services, increased. Customer service costs increased primarily due to training and build up of support not directly related to service sales. This increase also reflects ASML's efforts to support its customers when introducing the more complex Step & Scan and 300 millimeter TWINSCAN™ and ProCell™ systems.

Income taxes

Income taxes represented 31.6 and 30.2 percent of income before taxes in 1999 and 2000, respectively. In 1999 and 2000, ASML recorded tax rate benefits resulting from a program operated by the government of the Netherlands pursuant to which eligible companies may seek a reduction in their effective tax rate. The implementation of this program reduced the effective tax rate by approximately 2.0 percent in 1999, and by approximately 0.7 percent in 2000

ASML recorded additional non-recurring permanent differences in the calculation of income tax for the year 2000, which accounted for an additional 1.2 percent reduction in the effective tax rate. The decrease in 2000 results from a change in distribution of pre-tax income between geographical areas.

Foreign Exchange Management

Foreign currency translations exposure regarding U.S. dollar denominated equity investments are hedged by U.S. dollar denominated convertible subordinated notes. Certain transactions and assets and liabilities are exposed to foreign currency risk. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar and the British pound. Forwards and options used to hedge a portion of forecasted international sales and purchases for up to one year in the future are designated as cash flow hedging instruments. Forwards and options used to hedge the impact of the variability in exchange rates on accounts receivable and accounts payable denominated in certain foreign currencies are designated as fair value hedges. ASML also uses forwards to hedge its loan to Micronic which is denominated in Swedish kroner.

On December 31, 2001, ASML was a party in open forward contracts to hedge sales transactions in U.S. dollars up to an amount of USD 37 million. Furthermore, ASML was a party in an open forward contract to hedge purchase transactions up to an amount of USD 15 million. The Company estimates that on December 31, 2001, a 10 percent strengthening in the value of the euro relative to the U.S. dollar would have increased the fair value of the existing forward contracts by EUR 2 million as compared to EUR 5 million increase in the fair value of existing forward contracts on December 31, 2000.

The Company estimates that on December 31, 2001, a 10 percent strengthening in the value of the euro relative to the Swedish kroner would have increased the fair value of the existing forward contracts by EUR 2 million.

On December 31, 2001, ASML was a party in option contracts to hedge purchase transactions up to an amount of USD 36 million.

Financial Condition, Liquidity and Capital Resources

The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting ASML's business strategy, described in a seperate section below.

ASML's balance of cash and cash equivalents amounted to EUR 984 million and EUR 911 million at December 31, 2000 and 2001, respectively. Net cash flows used by operating activities were EUR 236 million in 2001. Net cash flows provided by operating activities were EUR 215 million in 2000.

The cash management arrangement with Morgan Stanley & Company International, that was consolidated during fiscal 2000, was dissolved during 2001. ASML's share in the investments of the fund were sold and transferred as cash to ASML.

Negative cash used in operating activities during 2001 was due to the company's net operating losses. ASML's results from operations were negatively affected by a restructuring charge and other one-time charges of EUR 521 million. The net operating loss included a cash charge due to the restructuring of approximately EUR 57 million, (including merger and acquisition costs of EUR 54 million). The expected cash impact in 2002 from the 2001 restructuring charge is estimated to amount to EUR 74 million.

The decrease in accounts receivable of EUR 356 million reflects the decline in the number of shipments during 2001 as well as more effective collection procedures. However ASML's ratio of average accounts receivable to total net sales was 24.9 and 40.6 percent in 2000 and 2001, respectively due to the sharp decline in sales and a significant amount of new technology shipments in the fourth quarter of 2001.

ASML generally ships its systems on payment terms requiring 90 to 100 percent of the sales price to be paid within 30 days after shipment. The remainder of the purchase price for ASML's systems is due within 90 days after shipment or within 30 days after completion of the installation process and subsequent customer testing.

The gross inventory level increased by 42.3 percent as a consequence of the sudden downturn. The Company has increased the provision for obsolete inventory from EUR 177 million in 2000 to EUR 561 million in 2001, mainly due to discontinued product lines and far lower than-expected demand. The ratio of average inventory to total net sales increased from 22.7 percent in 2000 to 46.7 percent in 2001.

In 2000 and 2001 ASML paid EUR 147 million and EUR 74 million in taxes, respectively. As of December 31, 2001, ASML had current tax assets of EUR 50 million. This primarily consists of U.S. tax assets.

Net cash used in investing activities was EUR 161 million and EUR 360 million in 2000 and 2001, respectively.

The 2000 and 2001 amounts primarily reflect the further expansion of production facilities as well as significant investments in ASML's own equipment (including prototypes, training and demonstration systems), largely to support sales, production, training and demonstration capabilities that relate to new 300 millimeter product lines. Furthermore, in June 2001, the Company invested in a convertible loan to Micronic. ASML expects capital expenditure in 2002 will decrease significantly.

Net cash provided by financing activities amounted to EUR 34 million and EUR 664 million in 2000 and 2001, respectively. The 2001 amount primarily reflects the net proceeds from the offering of convertible subordinated Notes in October 2001 of EUR 638 million. Furthermore, the Company received EUR 26 million proceeds from the exercise of stock options and conversion of convertible notes.

On December 31, 2001, the Company had available credit lines of EUR 288 million, all of which expire in 2005. No amounts were outstanding under these facilities at the end of 2001.

Management believes that its operating cash flows and working capital, together with existing cash balances and the availability of existing credit facilities, will be sufficient to finance its scheduled capital expenditures for 2002 and to fund its working capital for next year. Also see Risks affecting ASML's business strategy.

Risks affecting ASML'S Business Strategy

In conducting its business, ASML faces many risks that may interfere with its business. Some of those are risks that relate to the operational processes of ASML; others are inherent in ASML's business environment. It is important to understand the nature of these risks and the impact they may have on ASML's business and results of operations. Some of the most significant risks are described below. A complete discussion of the risks ASML faces can be derived from ASML's annual reports filed with the U.S. Securities and Exchange Commission.

Cyclical Nature of the Semiconductor Industry

Historically, the semiconductor industry has been highly cyclical and has experienced recurring periods of oversupply, resulting in significantly reduced demand for capital equipment, including ASML's products. ASML believes that demand for any particular future period is therefore difficult to predict.

Downturns in the semiconductor industry, and related fluctuations in the demand for capital equipment, could materially adversely affect ASML's business and operating results. Despite this cyclicality, ASML must maintain a significant level of research and development spending in order to maintain its competitive position. Management does not intend to reduce this level of spending in response to the short to medium term cyclical nature of the semiconductor industry.

ASML expects that the semiconductor industry will experience future downturns. ASML cannot predict the timing, duration or severity of any future downturn or the corresponding adverse effect on its business, financial condition or results from operations.

Sole or Limited Sources of Supply

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems. Generally, these components and subassemblies are obtained from a single supplier or a limited number of suppliers. In particular, the number of systems ASML has been able to produce occasionally has been limited by the production capacity of Carl Zeiss SMT AG ("Zeiss"). Zeiss is ASML's sole supplier of lenses and other critical components and is capable of producing these lenses only in limited numbers. ASML believes there are no alternative suppliers for these components in the short to medium term. If Zeiss were to terminate its relationship with ASML or if Zeiss were unable to maintain production of lenses over a prolonged period, ASML's sales and related operating results would be negatively affected.

Technological Change; Importance of Timely New Product Introduction

The semiconductor manufacturing industry is subject to rapid technological change, frequent new product introductions and enhancements. The success of ASML in developing new and enhanced systems and in enhancing its existing products depends upon a variety of factors, including the successful integration of SVG, the successful management of the combined companies' research and development programs and timely completion of product development and design relative to its competitors. ASML's ability to remain competitive will depend in part upon its ability to develop this new and enhanced equipment and to introduce these systems at competitive prices on a timely basis that will enable customers to integrate these systems into the planning and design of their new fabrication facilities.

ASML's development and initial production and installation of its systems and enhancements thereof generally are accompanied by design and production delays and related costs of a nature typically associated with the introduction and full-scale production of very complex capital equipment. While ASML expects and plans for a corresponding learning curve effect in its product development cycle, the time and expense required to overcome these initial problems cannot be predicted with precision.

Competition

The semiconductor equipment industry is intensively competitive. The principal elements of competition in ASML's markets are the technical performance characteristics of a semiconductor system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. ASML's competitiveness will depend upon its ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

The cost to develop new systems, in particular photolithography systems, is extremely high. The photolithography equipment industry is characterized by the dominance of a few suppliers. ASML's primary competitors are Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant proportion of worldwide semiconductor production and historically has been difficult for non-Japanese companies to penetrate. ASML recently succeeded in entering this important market. Nikon and Canon each have substantial financial resources and have stated that they will introduce new products with improved price and performance characteristics that will compete directly with ASML's products, which could cause a decline in ASML's sales or loss of market acceptance for its photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could lead to intensified price-based competition in those markets that account for the majority of ASML's sales, resulting in lower prices and margins and a negative impact on its business, financial condition and results of operations.

Intellectual Property Matters

ASML relies on patents, copyrights, trade secrets and other measures to protect its proprietary technology. However, there is no assurance that such measures will be adequate. Competitors may be able to develop similar technology independently. ASML's pending patent applications may not be issued, and intellectual property laws may not sufficiently support ASML's proprietary rights. In addition, litigation may be necessary in order to enforce ASML's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to ASML, could have a material adverse effect on ASML's business or results of operations. ASML also may incur substantial acquisition or settlement costs where doing so would strengthen or expand its intellectual property rights or limit its exposure to intellectual property claims of third parties. The SVG merger strengthened ASML's rights.

ASML also continues to rely on a number of patents owned by Royal Philips Electronics N.V. ("Philips"). While Philips has granted the Company, without charge, a worldwide, irrevocable, non-exclusive license under those patents, they remain subject to the various factors regarding validity, scope and enforceability relating to ASML's other proprietary rights. In addition, Philips has no obligation to defend or enforce those patents against third parties, and ASML does not have an independent right to enforce those patents against third parties. Thus, there can be no assurance that the Company will be able to remedy any infringement or fully take advantage of the benefit of exclusivity in these areas.

On occasion, certain ASML customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to use of the ASML equipment infringes one or more patents issued to such parties. ASML has been advised that, if claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

On December 21, 2001, Nikon Corporation filed a complaint with the United States International Trade Commission ("ITC") under Section 337 of the United States trade laws against ASML. On the same day, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California. On January 23, 2002, the ITC instituted an investigation under Section 337 based on Nikon's complaint. The Complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. The complaint of the action in the California action alleges infringement of four other Nikon patents. Nikon's patents relate to several different aspects of photolithography equipment. In the ITC proceeding, Nikon seeks to exclude the importation of infringing products. The California complaint seeks injunctive relief and damages. ASML is reviewing these cases. It is very early in the process and therefore the outcome can not be estimated in this stage.

Dependence on a limited number of Manufacturing Facilities

Prior to the merger with SVG, the manufacturing activities performed by ASML took place in three separate clean room facilities located in Veldhoven, the Netherlands. Although the merger with SVG has added additional manufactering facilites, a major catastrophe such as a natural disaster could result in significant interruption of ASML's business operations and affect the Company's result of operations and financial position.

Exchange Rates

ASML adopted the euro as its functional currency for reporting in its consolidated financial statements effective beginning in fiscal 1999. Since the merger with SVG, a substantial portion of the Company's assets, liabilities and operating results are denominated in dollars, ASML is exposed to fluctations in the value of the dollar against the euro. The foreign currency translation exposure of the net investment in SVG is hedged by the U.S. dollar denominated convertible loan. Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets. As a result, fluctuations in our balance sheet ratios resulting from changes in exchange rates are generally limited. Forecasted transactions that are exposed to foreign currency risk are monitored periodically and hedged where necessary (see also Foreign Exchange Management).

Critical accounting policies

Our management's discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We have identified the policies below as critical to our business operations and the understanding of our results of operations.

Accounting for pooling of interests

As reported, ASML merged with SVG. The merger with SVG is accounted for under the "pooling of interests" method. In conformity with U.S. GAAP reporting guidelines, the comparitive figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of both. Because SVG's fiscal reporting period prior to the merger differed from that of ASML, the comparitive figures for 2000 and prior years incorporate the results of heritage ASML for the twelve months ended December 31, and the results of heritage SVG for the twelve months period ended September 30.

Recognition of revenues, income and expenses

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.

ASML defers the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues of initial shipments of new technology systems are deferred until customer acceptance.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized upon product shipment.

Income tax

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of such assets.

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards no. 133 (as amended by SFAS 137 and SFAS 138), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative

instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective parts of changes in the fair value of cash flow hedges are recognized in earnings.
Implementation of this standard as of January 1, 2001, has increased net assets and other comprehensive income by EUR 0.5 million.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which is effective for all business combinations completed after June 30, 2001. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. ASML does not expect a material impact on its consolidated financial position, results of operations or cash flows as a result of adopting SFAS 141. The merger with SVG was completed in May, 2001.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new rules on the accounting for goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. SFAS 142 will be effective for ASML beginning in its fiscal year 2002. At that time, ASML will perform the required impairment tests on those intangibles deemed to have indefinite lives. ASML estimates that the impact of these impairment tests will be minor to its consolidated financial position or result of operations. The goodwill as of December 31, 2001 amounted to EUR 2.1 million compared to EUR 2.3 million at December 31, 2000.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined the effect of SFAS 143 on its earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML will adopt SFAS 144 as of January 1, 2002 and does not expect the adoption of the Statement will have a significant impact on its financial position and results of operations.

Doug J. Dunn

CEO and Chairman of the Board of Management

ASML Holding N.V.
Veldhoven, January 17, 2002



ASML Holding N.V.
Financial Statements 2001

CONSOLIDATED STATEMENTS OF OPERATIONS[1]

	For the year ended December 31 *(Amounts in thousands, except per share data)*	1999 EUR	2000[1] EUR	**2001** **EUR**	**2001[2]** **USD**
	Net product sales	1,474,557	2,775,024	**1,538,758**	**1,356,092**
	Net service sales	161,429	287,620	**305,603**	**269,325**
	Total net sales	1,635,986	3,062,644	**1,844,361**	**1,625,417**
	Cost of product sales	998,684	1,643,120	**1,504,186**	**1,325,624**
	Cost of service sales	118,750	199,114	**288,318**	**254,092**
2, 17	**Total cost of sales**	1,117,434	1,842,234	**1,792,504**	**1,579,716**
	Gross profit on sales	518,552	1,220,410	**51,857**	**45,701**
	Research and development costs	264,809	392,003	**424,447**	**374,061**
18	Research and development credits	(38,815)	(24,983)	**(16,223)**	**(14,297)**
	Selling, general and administrative expenses	210,408	312,991	**279,993**	**246,755**
3	Merger and acquisition costs	0	0	**54,177**	**47,746**
2	Restructuring charges	(468)	0	**3,082**	**2,716**
	Operating income (loss)	82,618	540,399	**(693,619)**	**(611,280)**
	Interest income	16,846	61,869	**41,786**	**36,826**
	Interest expense	(15,837)	(49,276)	**(48,993)**	**(43,177)**
	Minority interest in net results from subsidiaries, net of tax	0	(3,205)	**3,606**	**3,179**
	Income (loss) before income taxes	83,627	549,787	**(697,220)**	**(614,452)**
19	Provision (benefits) for income taxes	26,439	167,249	**(218,228)**	**(192,322)**
	Net income (loss) before effect of accounting changes	57,188	382,538	**(478,992)**	**(422,130)**
	Cumulative effect of change in accounting principle net of tax[3]	0	4,491	**0**	**0**
	Net income (loss)	57,188	378,047	**(478,992)**	**(422,130)**
	Basic net income per ordinary share	0.12	0.82	**(1.03)**	**(0.91)**
	Diluted net income per ordinary share	0.12	0.78	**(1.03)**	**(0.91)**
	Number of ordinary shares used in computing per share amounts (in thousands)				
	Basic[4]	458,542	461,887	**465,866**	
	Diluted[4]	462,682	483,127	**465,866**	

1 See footnote 2 to the consolidated financial statements and notes to the consolidated financial statements.
2 Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2001, have been translated into U.S. dollars using the exchange rate on December 31, 2001, of USD 1.00 = Eur 1.1347
3 The cumulative effect for change in accounting principles reflects the adjustment for SAB 101 revenue recognition.
4 All net income per Ordinary Share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000 as well as the issuance of shares to merge with SVG.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME[1]

For the year ended December 31 *(Amounts in thousands)*	1999 EUR	2000 EUR	**2001** **EUR**	**2001** **USD**
Net income (loss)	57,188	378,047	**(478,992)**	**(422,130)**
Foreign currency translation	44,128	118,782	**26,744**	**23,569**
Comprehensive income (loss)	101,316	496,829	**(452,248)**	**(398,561)**

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS[1]

	As of December 31 *(Amounts in thousands, except share and per share data)*	2000 EUR	**2001** **EUR**	**2001** **USD**
	Assets			
	Cash and cash equivalents	863,081	**910,678**	**802,572**
5	Restricted cash	121,119	**0**	**0**
6	Accounts receivable, net	926,525	**570,118**	**502,439**
7	Inventories, net	827,568	**868,888**	**765,742**
19	Current tax assets	3,330	**50,107**	**44,159**
19	Deferred tax assets	41,210	**362**	**319**
8	Other current assets	98,711	**198,613**	**175,036**
	Total current assets	2,881,544	**2,598,766**	**2,290,267**
19	Deferred tax assets	3,173	**262,091**	**230,978**
	Other assets	30,051	**91,260**	**80,427**
9	Intangible assets	20,187	**18,376**	**16,195**
10	Property, plant and equipment, net	498,017	**673,347**	**593,414**
	Total assets	3,432,972	**3,643,840**	**3,211,281**
	Liabilities and Shareholders' Equity			
	Accounts payable	257,307	**290,264**	**255,807**
11	Accrued liabilities and other	458,244	**537,778**	**473,938**
19	Current tax liability	48,766	**0**	**0**
19	Deferred tax liability	9,582	**665**	**586**
	Total current liabilities	773,899	**828,707**	**730,331**
	Deferred tax liability	3,202	**34,302**	**30,230**
	Other deferred liabilities	11,767	**19,111**	**16,842**
12	Convertible subordinated debt	828,730	**1,510,902**	**1,331,543**
12	Other long term debt	28,043	**24,531**	**21,619**
	Total liabilities	1,645,641	**2,417,553**	**2,130,565**
	Minority interest	121,119	**0**	**0**
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding as of December 31, 2001	0	**0**	**0**
	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, December 31, 2000 and 2001 issued and outstanding at	1	**1**	**1**
	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 463,395,369 shares issued and outstanding as of December 31, 2000 and 466,978,391 as of December 31, 2001	9,268	**9,339**	**8,230**
	Share premium	551,343	**579,564**	**510,764**
	Retained earnings	944,609	**484,149**	**426,676**
	Accumulated other comprehensive income	160,991	**153,234**	**135,045**
23	**Total shareholders' equity**	1,666,212	**1,226,287**	**1,080,716**
	Total liabilities and shareholders' equity	3,432,972	**3,643,840**	**3,211,281**

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY[1]

As of December 31 *(Amounts in thousands, except share data)*	1999 EUR	2000 EUR	2001 EUR	2001 USD
Priority Shares				
Balance, end of year	1	1	**1**	**1**
Ordinary Shares				
Balance, beginning of year	8,995	9,069	**9,268**	**8,168**
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	**7**	**6**
Balance, beginning of year, as restated	8,995	9,069	**9,275**	**8,174**
Issuance of ordinary shares	74	199	**64**	**56**
Balance, end of year	9,069	9,268	**9,339**	**8,230**
Share Premium				
Balance, beginning of year	462,089	512,060	**551,343**	**485,893**
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	**6,636**	**5,848**
Balance, beginning of year, as restated	462,089	512,060	**557,979**	**491,741**
Issuance of ordinary shares	49,971	39,283	**21,585**	**19,023**
Balance, end of year	512,060	551,343	**579,564**	**510,764**
Retained Earnings				
Balance, beginning of year	509,377	566,562	**944,609**	**832,475**
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	**18,532**	**16,332**
Balance, beginning of year, as restated	509,377	566,562	**963,141**	**848,807**
Net income	57,185	378,047	**(478,992)**	**(422,131)**
Balance, end of year	566,562	944,609	**484,149**	**426,676**
Comprehensive Income				
Cumulative Translation Adjustments				
Balance, beginning of year	(1,919)	42,209	**160,991**	**141,880**
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	**(34,501)**	**(30,405)**
Balance, beginning of year, as restated	(1,919)	42,209	**126,490**	**111,475**
Exchange rate adjustments for pooling of interests	44,069	114,128	**54,450**	**47,986**
Exchange rate changes for the year	59	4,654	**(27,706)**	**(24,416)**
Balance, end of year	42,209	160,991	**153,234**	**(135,045)**
Number of Ordinary Shares outstanding (in thousands)				
Number of ordinary shares beginning of year	456,699	460,412	**463,395**	
Adjustment for pooling of interests fourth quarter 2000 SVG	0	0	**365**	
Issuance of ordinary shares	3,713	2,983	**3,218**	
Number of ordinary shares outstanding, end of year	460,412	463,395	**466,978**	

1 See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS[1]

For the year ended December 31 *(Amounts in thousands)*	1999 EUR	2000[1] EUR	**2001 EUR**	**2001 USD**
Cash Flows from Operating Activities				
Net income (loss)	57,188	378,047	**(478,992)**	**(422,130)**
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation and amortization	88,029	124,590	**158,798**	**139,947**
Allowance for doubtful debts	(2,325)	835	**3,310**	**2,917**
Allowance for obsolete inventory	17,531	10,215	**374,140**	**329,726**
Changes in assets and liabilities that provided (used) cash:				
Accounts receivable	(273,395)	(297,946)	**390,761**	**344,374**
Deferred income taxes	(6,765)	(9,647)	**(195,887)**	**(172,633)**
Inventories, gross	20,069	(231,905)	**(376,702)**	**(331,984)**
Other assets	23,265	(63,283)	**(108,872)**	**(95,948)**
Accrued liabilities	24,063	193,217	**64,387**	**56,744**
Accounts payable	85,906	79,938	**25,745**	**22,688**
Income tax payable	7.234	31,068	**(92,240)**	**(81,290)**
Net cash provided by (used in) operating activities	40,800	215,129	**(235,552)**	**(207,589)**
Cash Flows from Investing Activities				
Purchases of property, plant and equipment	(138,425)	(190,440)	**(346,735)**	**(305,574)**
Proceeds from sale of property, plant and equipment	2,889	3,030	**21,672**	**19,099**
Investments in financial fixed assets	0	0	**(34,404)**	**(30,320)**
Purchases of short-term investments, available for sales	(50.703)	(18,744)	**0**	**0**
Maturities of short-term investments, available for sales	36.635	44,835	**0**	**0**
Purchase of intangible assets	(21.020)	0	**(506)**	**(446)**
Other investing activities	7,987	0	**0**	**0**
Net cash used in investing activities	(162.637)	(161.319)	**(359,973)**	**(317,241)**
Cash Flows from Financing Activities				
Proceeds from issuance of convertible subordinated Notes	516,765	0	**652,176**	**574,756**
Payment of underwriting commission	(12.860)	0	**(14,237)**	**(12,546)**
Net proceeds from issuance of shares, stock options and conversion	50,045	35,948	**26,351**	**23,222**
Other financing activities	(796)	(1.750)	**0**	**0**
Net cash provided by financing activities	553.154	34,198	**664,290**	**585,432**
Net cash flows	431.317	88,008	**68,765**	**60,602**
Minority interest	0	121,119	**(121,119)**	**(106,741)**
Effect of changes in exchange rates on cash	(806)	39,685	**17,604**	**15,514**
Net cash used by SVG for the quarter ended December 31, 2000[2]	0	0	**(38,772)**	**(34,169)**
Net increase (decrease) in cash and cash equivalents	430,511	248.812	**(73,522)**	**(64,794)**
Cash and cash equivalents at beginning of the year	304,877	735,388	**984,200**	**867,366**
Cash and cash equivalents at end of the year	735.388	984.200	**910,678**	**802,572**
Supplemental Disclosures of Cash Flow Information:				
Cash paid for:				
Interest	8,021	18,427	**33,444**	**29,474**
Taxes	11,940	146.520	**73,922**	**65,147**

1 See Notes to the Consolidated Financial Statements.

2 The decrease in net cash cash used by SVG for the quarter ended December 31, 2000 consists of EUR (24,975) used for operating activities, EUR (18.132) used for investing activities and EUR 4.335 provided by financing activities.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated Financial Statements include the Financial Statements of ASML Holding N.V. Veldhoven, the Netherlands (the "Company"), and its consolidated subsidiaries. ASML, operating under a single management, is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, consisting of lithography systems and track and thermal systems. ASML's principal operations are in the Netherlands, the United States of America and Asia. On December 31, 2001 and 2000, Royal Philips Electronics ("Philips") owned less than 10 percent of the Company's shares. In addition, one of the five members of the Company's Supervisory Board is a Philips employee.

ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). Effective as of the beginning of fiscal year 1999, ASML changed its reporting currency from Dutch guilders to euros. The accompanying Consolidated Financial Statements are stated in thousands of euros ("EUR") except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2001 have been translated into United States dollars ("USD") using the exchange rate in effect on December 31, 2001 of USD 1.00 = EUR 1.1347. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

On May 21, 2001, ASML merged with SVG. The merger with SVG is accounted for under the "pooling of interests" method. For accounting and financial reporting purposes, the companies will be treated as if they had always been combined. Therefore the Consolidated Financial Statements for each of the three years ended December 31, 2001 and the five year financial summary on page 4 reflect the combination of financial statements for ASML's historical operations with those of SVG for all periods presented. In conformity with U.S. GAAP reporting guidelines, the comparative figures for the twelve months ended December 31, 2000 and December 31, 1999 reflect the combined annual results of the fiscal years of both. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures contain the results of ASML's historical operations for the twelve months ended December 31, and the results of SVG's historical operations for the twelve months ended September 30.

As a consequence, net sales and net income for the quarter ended December 31, 2000, of USD 247 million and USD 17 million respectively, were excluded.

Principles of consolidation

The consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, transactions and balances have been eliminated in consolidation.

Foreign currency

Foreign currency translation

The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency. Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from the translation of the net investment in subsidiaries outside the Netherlands into euros are accounted for directly into shareholders' equity. Exchange rate differences on translations of other transactions in foreign currencies are accounted for in compliance with the rules of Statement of Financial Accounting Standards ("SFAS") 133.

Foreign currency management

Certain forecasted transactions and assets and liabilities are exposed to foreign currency risk. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar and British pound. Forwards and options used to hedge a portion of forecasted international sales and purchases for up to one year in the future are designated as cash flow hedging instruments. Forwards and options used to hedge the impact of the variability in exchange rates on accounts receivable and accounts payable denominated in certain foreign currencies are designated as fair value hedges. Furthermore, the Company uses forwards to hedge the loan to Micronic, denominated in Swedish Kroner. The currency exposure relating to the U.S. dollar denominated 520 million 4.25 percent convertible notes is naturally hedged by U.S. dollar denominated non-current assets. The U.S. dollar denominated current assets are partly naturally hedged by the USD 575 million 5.75 percent convertible notes.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and commercial paper and with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable stock.

Intangible assets

Intangible assets include intellectual property rights that are valued at cost and are amortized straight-line over the estimated useful life of 10 years.

Goodwill

The Company amortizes goodwill on a straight-line basis over the estimated life of twenty-five years. If an evaluation is required, the estimated future undiscounted cash flow associated with the underlying business operation are compared to the carrying amounts of goodwill to determine if a write down is required. If such an assessment indicates that the undiscounted cash flows will not be recovered, the carrying amount is reduced to the estimated fair value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

Category	Assigned economic life
Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Office furniture/equipment	3 – 5 years
Leasehold improvements	5 – 10 years

ASML also leases certain buildings, machinery and equipment under arrangements accounted for as operational leases.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are amortized straight-line over periods of related benefit ranging primarily from two to five years and are included in machinery and equipment.

Evaluation of Long-Lived Assets for Impairment

The Company evaluates its long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Impairment charges recognized in 2001 totaled approximately 44 million, 32 million of which is included in the restructuring provision (see Note 2 to the Consolidated Financial Statements) and 12 million resulting from the impairment of buildings not used and designated for sale. There were no impairment charges in 2000 or 1999.

Recognition of revenues, income and expenses

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.

ASML defers the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues of initial shipments of new technology systems are deferred until customer acceptance.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized upon product shipment. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned. No significant returns have occurred during the past three years.

Cost of sales

Cost of sales consists of direct product costs such as materials, labor, cost of warranty, depreciation and related overhead costs. Repayments of certain technical development credits are also charged to cost of sales (see "research and development credits", below). ASML accrues installation and warranty expenses for every system shipped. The amount accrued is based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Warranty costs are charged against this reserve. Costs associated with service revenue are expensed as incurred.

Research and development costs

Costs relating to research and development are charged to operating income as incurred.

Research and development credits

Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Dutch government to offset the cost of certain research and development projects are contingently repayable as a percentage of the sales price to the extent future sales of equipment developed in such projects. Such repayments are charged to cost of sales at the time such sales are recorded (see Note 17 to the Consolidated Financial Statements). No such repayments are required if such sales do not occur. TOKs claimed for the production of prototypes are used to reduce the capitalized cost of such prototypes. The remaining capital cost of such prototypes is then depreciated on a straight-line basis. Prototypes are not intended for sale or for use in ASML's manufacturing process. If such a sale or use occurs, however, ASML is obligated to repay the related TOKs, and such repayment amount is accrued in an amount based on the net book value of the prototype sold or used.

Stock options

ASML applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensations" ("SFAS 123") allows companies to elect to account for stock options under the new accounting standard, or continue to account for stock option plans using the intrinsic method under APB 25, and provide pro forma disclosure of net income and earnings per share as if SFAS 123 were applied. ASML has chosen to continue to account for its stock options under the provisions of APB 25 and disclose the pro forma effects of SFAS 123 in the Notes to the Consolidated Financial Statements.

Net income (loss) per ordinary share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted. There is no difference between diluted earnings and the basic computation for the year 2001 because such conversions and stock compensation plan would have an antidilutive effect.

A summary of the weighted average number of shares and ordinary equivalent shares is as follows:

Year ended December 31 *(Amounts in thousands)*	1999	2000	**2001**
Basic weighted average shares outstanding	458,542	461,887	**465,866**
Weighted average ordinary equivalent shares	4,140	21,240	**0**
Diluted weighted average shares outstanding	462,682	483,127	**465,866**

Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation as they represent a different class of stock than the ordinary shares. See further discussion in Note 13 to the Consolidated Financial Statements.

Use of estimates

The preparation of ASML's Consolidated Financial Statements in conformity with U.S. GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Comprehensive income

ASML has applied the requirements of SFAS No. 130, "Reporting Comprehensive Income," in its Consolidated Statements of Comprehensive Income and Consolidated Statements of Shareholders' Equity.

Segment disclosure

As ASML operates in two major segments, and in three general geographic locations, ASML defines its operational segment by geographical location and segments and has combined the two smaller segments Track and Thermal (see Note 20 to the Consolidated Financial Statements).

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that the carrying amount of deferred tax assets will not be realized, a valuation allowance will be recorded.

Recent accounting pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (as amended by SFAS 137 and SFAS 138), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Implementation of SFAS 133 as of January 1, 2001, has increased net assets and other comprehensive income by an amount of approximately EUR 0.5 million.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which is effective for all business combinations completed after June 30, 2001. SFAS 141 eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. ASML does not expect a material impact on its consolidated financial position, results of operations or cash flows as a result of adopting SFAS 141. Prior poolings, as the pooling transaction with SVG, are not affected by Statement 141.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new rules on the accounting for goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized; however, they will be subject to annual impairment tests as prescribed by SFAS 142. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. SFAS 142 will be effective for ASML beginning in its fiscal year 2002. At that time, ASML will perform the required impairment tests on those intangibles deemed to have indefinite lives. Given the current valuation of the related assets, ASML expects that the impact of these impairment tests on its consolidated financial position or result of operations will be minor. The goodwill as of December 31, 2001, amounted to EUR 2.1 million compared to EUR 2.3 million at December 31, 2000.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for fiscal years beginning after June 15, 2002, which will be the Company's fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined what the effect of SFAS 143 will be on the earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the Impairment or Disposal of Long-Lived Assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations, for a disposal of a segment of a business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML will adopt SFAS 144 as of January 1, 2002, and does not expect the adoption of the Statement will have a significant impact on its financial position and results of operations.

2. SIGNIFICANT EVENTS

On May 21, 2001, ASML completed its merger with SVG. As a result of this merger, ASML has become a multi-product semiconductor equipment company supplying lithography, photoresist processing (track) and thermal systems to the world's leading semiconductor manufacturers.

On October 16, 2001, as a consequence of the ongoing downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which will result in the consolidation of manufacturing facilities and discontinuance of product lines related to SVG. The restructuring costs totaled approximately EUR 411 million, of which approximately EUR 408 million are classified in the income statement as cost of sales.

EITF 94-3 "Liability recognition for certain employee termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)" addresses when a liability for costs associated with an exit plan or restructuring activity should be recognized. Expenses totaling approximately 78 million, consisting of building closure costs, severance payments and non-cancelable purchase commitments were recognized in accordance with EITF 94-3. As per October 16, 2001, the company announced a global work force reduction by approximately 1,400 positions (17 percent) which will result in a total work force of 6,600 by the end of the first half of 2002. The reduction will mainly affect employees involved in manufacturing facilities. The actual amount of involuntary termination benefits paid and charged against the liability as of December 31, 2001, is approximately EUR 3 million and the number of employees actually terminated pursuant to the exit plan as of December 31, 2001 amounts to approximately 1,100.

ARB 43 "Restatement and Revision of Accounting Research Bulletins" chapter 4 addresses the valuation of inventory when the market value has decreased. Resulting from the plan of restructuring, the Company has stopped developing and/or selling Micrascan product line excluding Micrascan VII. The related inventory has no estimated residual value and therefore has been written off. The expense recognized in accordance with ARB 43 totaled approximately EUR 300 million.

SFAS no. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" addresses the valuation of property when evidence of impairment is present. Resulting from the plan of restructuring, the Company has evaluated certain fixed assets for impairment, and the resulting impairment expense under SFAS 121 totaled approximately EUR 33 million.

	Cost of Sales	Selling, general and administrative expenses	**Total**
Inventory write-off	300,443	0	**300,443**
Purchase Commitments	51,761	0	**51,761**
Fixed assets write-off	32,242	462	**32,704**
Building closure costs	6,053	865	**6,918**
Severance payments	16,972	1,755	**18,727**
Total restructuring charges	407,471	3,082	**410,553**

The restructuring provision as of December 31, 2001, is as follows:

	Inventory write-off	Purchase commitments	Fixed Asset write-off	Building closure costs	Severance payments	**Total**
Restructure provision	300.443	51,761	32,704	6,918	18,727	**410,553**
Incurred to date	(300.443)	0	(32.704)	0	(2.979)	**(336,126)**
Balance at December 31, 2001	0	51,761	0	6,918	15.748	**74,427**

The Company expects to pay the full accrual balance in fiscal 2002. Substantially all employee terminations will be effective before or at June 30, 2002.

On October 17, 2001, ASML launched an offering of convertible subordinated notes with an aggregate principal amount of USD 575 million.

On December 19, 2001, ASML announced that it completed the divestment of Tinsley Laboratories Inc. ("Tinsley") to another U.S. company. ASML agreed with the Committee on Foreign Investments in the United States ("CFIUS") to make a good faith effort to sell Tinsley.

On June 20, 2001, ASML announced that it had reached agreement in principle to enter into a strategic alliance with Micronic to enhance the companies' positions as leading suppliers of advanced lithography equipment to the display and semiconductor industry. Furthermore, the Company invested in a noninterest-bearing EUR 34 million convertible loan to Micronic. The loan has a three year term.

3. MERGER AND ACQUISITION COSTS

The merger and acquisition (M&A) costs include the M&A costs of the regions USA and Europe (total amount EUR 54 million), relating to the merger of ASML with SVG.

4. DERIVATIVES

Hedges of Forecasted Transactions Denominated in Foreign Currencies

The Company uses forward and option foreign exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates. These have a duration of up to twelve months. Such exposures result from portions of the Company's forecasted revenues and purchases denominated in currencies other than the euro, primarily the U.S. dollar and British pound. The Company enters into these foreign exchange contracts to hedge forecasted sales and purchases in the normal course of business, and accordingly, they are not speculative in nature.

The Company records changes in the fair value of the derivative instruments designated as cash flow hedges of forecasted non-euro revenue and purchases in accumulated other comprehensive income (loss), until the forecasted transaction occurs. When the forecasted transaction occurs, the related gain or loss on the cash flow hedge will be reclassified to cost of sales. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge will be reclassified from accumulated other comprehensive income (loss) to cost of sales on the consolidated statement of income as incurred. During the twelve months ended December 31, 2001, EUR 3 million of net gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur.

The critical terms of the hedging instruments are the same as the underlying forecasted transactions. Accordingly, all changes in fair value of these derivative instruments (including the time value portion of purchased options) are recorded through other comprehensive income. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the forecasted transactions. The Company records any ineffective portion of the hedging instruments in cost of sales on the consolidated statement of income. Ineffectiveness of hedging instruments had no impact on earnings in 2001.

As of December 31, 2001, EUR 0.7 million of other comprehensive income represents the total anticipated loss to be reclassified to cost of sales, and EUR 0.6 million is the total anticipated gain to be reclassified to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

Hedges of Foreign Currency Assets and Liabilities

Furthermore, the Company continues to hedge its net recognized foreign currency assets and liabilities with forward and option foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are market-to-market through other income. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives offset gains and losses on the assets and liabilities being hedged. On December 31, 2001, forward foreign exchange contracts outstanding had maturities of six months or less.

For instruments designated as fair value hedges, hedge ineffectiveness, determined in accordance with SFAS 133, had no impact on earnings for the twelve months ended December 31, 2001.

5. RESTRICTED CASH

During 2000, ASML entered into a cash management arrangement with Morgan Stanley & Company International Ltd. This arrangement has been terminated in 2001. As a consequence, there was no outstanding balance at year-end.

6. ACCOUNTS RECEIVABLE

For the year ended December 31	2000	**2001**
Gross accounts receivable	932,156	**579,059**
Allowance for doubtful debts	(5,631)	**(8,941)**
Net accounts receivable	926,525	**570,118**

A summary of activity in the allowance for doubtful debt:

For the year ended December 31	2000	**2001**
Balance at beginning of year	(835)	**(5,631)**
Addition	(4,796)	**(3,310)**
Balance at end of year	(5,631)	**(8,941)**

7. INVENTORIES

Inventories consist of the following:

For the year ended December 31	2000	**2001**
Raw materials	410,225	**643,640**
Work-in-process	383,903	**493,371**
Finished products	210,364	**292,605**
Allowance for obsolescence	(176,924)	**(560,728)**
Total inventories, net	827,568	**868,888**

A summary of activity in the allowance for obsolescense is as follows:

For the year ended December 31	2000	**2001**
Balance at beginning of year	191,746	**176,924**
Adjustment for pooling of interests	0	**9,664**
Balance at beginning of year as restated	191,746	**186,588**
Addition	22,881	**409,621**
Inventory written off	(37,703)	**(35,481)**
Balance at end of year	176,924	**560,728**

8 OTHER ASSETS

Other assets consist of the following:

For the year ended December 31	2000	**2001**
Loan to Zeiss	19.167	**95,925**
Other	79.544	**102,688**
Total other assets	98.711	**198,613**

The noninterest-bearing loan to Zeiss is repaid by future shipments of lenses.

9. INTANGIBLE ASSETS

In July 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized straight-line over the estimated useful life of 10 years. The following table shows intellectual property and other minor intangibles including goodwill of EUR 2 million.

	2000	**2001**
Cost		
Balance, January 1	25.404	**25,404**
Effect of exchange rates	0	**10**
Additions	0	**506**
Balance, December 31	25.404	**25,920**
Accumulated Depreciation		
Balance, January 1	2,851	**5,217**
Adjustment for pooling of interests	0	**55**
Balance, January 1 as restated	2,851	**5,272**
Amortization	2.366	**2,272**
Balance, December 31	5.217	**7,544**
Net Book Value		
December 31	20,187	**18,376**

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consist of the following:

	Buildings & constructions	Machinery and equipment	Leasehold improve-ments	Office furniture and fixtures	**Total**
Cost					
Balance, January 1	161,536	478,172	115,918	165,271	**920,897**
Adjustment for pooling of interests	(7,182)	2,621	(1,306)	(8,260)	**(14,127)**
Balance, January 1, as restated	154,354	480,793	114,612	157,011	**906,770**
Additions	50,855	253,617	20,455	21,808	**346,735**
Reclassifications	1,603	0	(1,603)	0	**0**
Disposals	(278)	(51,393)	(2,083)	(5,044)	**(58,798)**
Effect of exchange rates	6,560	21,029	2,280	3,793	**33,661**
Balance, December 31, 2001	213,094	704,046	133,661	177,567	**1,228,368**
Accumulated Depreciation					
Balance, January 1	33,753	244,764	49,056	95,307	**422,880**
Adjustment for pooling of interests	843	(1,796)	(937)	(3,754)	**(5,644)**
Balance, January 1 as restated	34,596	242,968	48,119	91,553	**417,236**
Depreciation	11,297	83,763	13,150	32,319	**140,529**
Reclassifications	53	0	(53)	0	**0**
Impairment	12,200	0	0	0	**12,200**
Disposals	(278)	(30,297)	(2,083)	(4,469)	**(37,127)**
Effect of exchange rates	2,885	14,404	1,956	2,938	**22,183**
Balance, December 31, 2001	60,753	310,838	61,089	122,341	**555,021**
Net Book Value					
December 31, 2000	127,783	233,408	66,862	69,964	**498,017**
December 31, 2001	152,341	393,208	72,572	55,226	**673,347**

11. ACCRUED LIABILITIES AND OTHER

Accrued liabilities and other consist of the following:

For the year ended December 31	2000	2001
Deferred revenue	92.665	**69,392**
Warranty and installation	112,692	**92,056**
Materials and costs to be paid	88,572	**73,756**
Advances from customers	54.650	**77,545**
Personnel related items	80.123	**67,751**
Restructuring charges	0	**74,427**
Other	29.542	**82,851**
Total accrued liabilities and other	458,244	**537,778**

12. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

ASML currently holds three convertible debts amounting to:

For the year ended December 31	2000	2001
2.5 percent convertible	268.796	**268,519**
4.25 percent convertible	559.934	**589,931**
5.75 percent convertible	0	**652,452**
Total convertible debts	828.730	**1,510,902**

In April 1998. ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Bonds due 2005. with interest payable annually commencing April 9. 1999. Unless previously redeemed or repurchased by ASML. the bonds are convertible into 13.987,080 ordinary shares at EUR 19.47 per share at any time prior to maturity. At any time on or after April 9. 2001. the bonds are redeemable at the option of ASML. in whole or in part. at 100 percent of the principal amount, together with accrued interest. During 2001. bonds were converted into 14.266 ordinary shares. The bonds will mature on April 9. 2005. and be payable at a price of 100 percent of the principal amount thereof.

In November 1999. ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30. 2004. with interest payable semi-annually on November 30 and May 30 of each year, commencing on May 30. 2000. The Notes are convertible into 13.959.660 ordinary shares at USD 37.25 (EUR 42.27) per share at any time prior to maturity. At any time on or after December 5. 2002. the notes are redeemable at the option of ASML. in whole or in part. at the prices specified below. together with accrued interest. During the year 2001. none of the notes were converted into ordinary shares. The redemption prices. expressed as a percentage of the outstanding principal amount of the Notes being redeemed are:

	Redemption Price
December 5, 2002, through December 4, 2003	101.70%
December 5, 2003, through November 29, 2004	100.85%
November 30, 2004, and thereafter	100.00%

In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually April 15 and October 16 of each year, commencing on April 15, 2002. The Notes are convertible into 30,814,576 ordinary shares at USD 18.65 (EUR 21.17) per share at any time prior to maturity. At any time on or after October 22, 2004 the Notes are redeemable at the option of ASML, in whole or in part at the redemption price of 100 percent of their principal amount together with accrued interest.

Other long term debt

In February 1997, the Company received a EUR 7 million loan from the Connecticut Development Authority. The loan has a ten year term, bears interest at 8.25 percent, and is secured by the Company's Wilton, Connecticut facility.

In 1999, the Company assumed three Yen-denominated loans in connection with the acquisition of SEG. Approximately EUR 8 million (JPY 734 million), which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. Approximately EUR 14 million (JPY 1.350 million) and EUR 2 million (JPY 200 million) are unsecured and are repayable in 2006 and 2007, respectively, bearing interest at 3.1 percent and 2.2 percent, respectively, payable semiannually.

Lines of credit

At December 31, 2001, the Company had available credit facilities for a total of EUR 288 million (2000, EUR 227 million), all of which expire in 2005. These credit lines bear interest at the European Interbank Offered Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of the year.

13. EMPLOYEE BENEFITS

Deferred compensation plan

In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management or highly compensated employees and directors to defer a portion of their salary, bonus and other benefits. The plans allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate. For calendar years 2000 and 2001, participants' accounts are credited at 9.52 percent and 9.54 percent respectively. SVG's contributions and related interest became 100 percent vested five years after the year in which the contribution was made or in the event of a change in control of SVG or retirement, death or disability of the participant. The plan became fully vested in May 2001 with the merger of SVG and ASML. During fiscal years 1999, 2000 and 2001, the expense incurred under this plan was EUR 1 million, EUR 2 million and EUR 2 million, respectively, and at December 31, 2001, the Company's liability under the deferred compensation plan was EUR 17 million.

In connection with the merger with SVG, ASML assumed unfunded salary continuation agreements with certain key executives and employees of ASML Optics LLC, formerly Tinsley Laboratories Inc. Under the terms of the agreements, the Company has agreed to pay certain fixed amounts over a ten year period after the employees reach the age of 65. Payments began vesting December 1990 and become fully vested only if the participants remain employed by the Company through the age of 65. The present value of these payments, calculated using a discount rate of 6 percent is being charged ratably to expense over the vesting period. During 1999, 2000 and 2001, the Company had minor related expenses. At December 31, 2001, the Company's liability under these agreements was EUR 1 million.

Pension plans

ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands are participating in a multi-employer union plan, that consists of defined benefits determined in accordance with the respective collective bargaining agreements. This plan is subject to a salary cap. Employees with a salary exceeding the aforementioned salary cap are also participating in the ASML defined contribution based pension plan. The employer pension costs for the aforementioned pension plans were EUR 8 million, EUR 12 million and EUR 19 million during 1999, 2000 and 2001, respectively.

For employees working outside the Netherlands, ASML maintains a defined contribution based pension plan. The employer contribution is based on a percentage of the salaries. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to this U.S. plan if the Company meets certain financial performance criteria. No such contributions were made in 1999, 2000 and 2001. The employer pension costs for the aforementioned pension plans amounted to EUR 1 million, EUR 4 million, and EUR 10 million during 1999, 2000 and 2001, respectively and are accounted for under cost of sales and selling, general and administrative expense.

In connection with the merger with SVG, ASML has assumed the defined benefit pension plan for ASML Optics LLC, formerly Tinsley Laboratories Inc. As previously mentioned, Tinsley has been divested. The company no longer has a commitment under this plan for these employees. As of December 31, 1999, 2000, and 2001, the Company had recorded minor pension liabilities, within stockholders' equity. These liabilities are based upon the excess of the estimated accumulated benefit obligation of EUR 2 million each for the three years ended December 31, 2001, over the fair market value of plan assets (primarily corporate bond mutual funds).

Profit-sharing plan

During 1995, heritage ASML established a profit-sharing plan (the "Plan") covering all employees. Under the Plan, which was revised in 1999 and is effective as of January 1999, employees who are eligible will receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary.

Heritage SVG provided a profit-sharing plan with quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing expense was EUR 8 million in 2000, and

EUR 3 million in the quarter ended December 31, 2000. No profit-sharing distributions were made in fiscal years 1999 and 2001. Under the Company's Cash or Deferred Profit Sharing Plan (401k Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3 percent of compensation. The Company's contributions were EUR 4 million in 1999, and EUR 5 million in 2000 and 2001.

Stock option plans

In 1997, the Company issued stock option plans, in which 2,590,722 stock options were authorized to purchase 2,590,722 ordinary shares. The stock option plans provide for the issuance of up to 2,137,722 options to purchase ordinary shares for eligible employees of ASML and up to 453,000 options to purchase ordinary shares for certain key personnel and management. In 1998, the company issued stock option plans, in which 3,348,576 options were authorized to purchase ordinary shares. The stock option plans provide for the issuance of up to 2,097,831 options to purchase ordinary shares for eligible employees of ASML and up to 1,250,745 options to purchase ordinary shares for key personnel and management. These plans, set up for eligible employees, include a feature whereby eligible employees will have the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Stock options granted to eligible employees in 1997 vest over a period of two years, and any unexercised options outstanding expire five years after the grant date. In 1998, stock options granted vest over a three year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vest over a three and four year period with any unexercised stock options expiring six years after the grant date. For the year 1999, a number of 3,000,000 stock options was authorized to purchase ordinary shares.

In 1999, a stock option plan was issued by the Board of Management, with the approval of the Supervisory Board and the holders of priority shares. The plan is effective as of the year 2000 and will remain in place until revoked by the Board of Management. The Board of Management determined, by category of ASML personnel, the total available number of options that can be granted in a certain year on an annual basis. The determination is subject to approval of the Supervisory Board and the holders of priority shares of the Company.

For the year 2000, a total number of 4,500,000 stock options was authorized to purchase ordinary shares, and for the year 2001 and 2002, a total number of 6,000,000 has been authorized. The vesting and exercise periods for the plans of 1999, 2000 and 2001 are similar to the plan of 1998, with the exception of a designated part of grants performed in July 2001 which have a graded vest of 1/3 (one third) after the first year, 1/3 (one third) after the second year and 1/3 (one third) in the third year.

During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by Members of the Board of Management.

For the 2002 plan, the employees will have the right to receive options to purchase ordinary shares in lieu of a percentage of their salary. For the stock options granted in 2000, the exercise period was extended from 2006 to 2012.

Stock option transactions are summarized as follows:

	Number of shares	Weighted average exercise price per share (EUR)
Outstanding December 31, 1998	10,411,972	10.46
Granted	5,280,148	12.61
Exercised	(2,229,430)	3.84
Cancelled	(295,666)	13.70
Outstanding, December 31, 1999	13,167,024	12.68
Granted	6,959,868	37.43
Exercised	(2,630,710)	12.82
Cancelled	(427,143)	18.90
Outstanding, December 31, 2000	17,069,039	28.84
Granted	5,883,550	32.78
Exercised	(1,488,107)	9.75
Cancelled	(265,212)	23.22
Outstanding, December 31, 2001	21,199,270	26.01
Exercisable, December 31, 2001	6,870,466	15.22
Exercisable, December 31, 2000	6,138,839	12.57
Exercisable, December 31, 1999	3,535,929	14.14

Information with respect to stock options outstanding at December 31, 2001 is as follows:

Options outstanding Range of exercise prices (EUR)	Number outstanding December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price (EUR)
2.36–8.98	610,198	0.93	5.22
9.37–12.36	5,320,231	2.41	11.03
12.87–31.75	9,005,805	4.28	22.30
35.45–47.15	6,263,036	3.78	44.06
Total	21,199,270	3.57	25.41

Under the provisions of APB 25, no compensation expense was recorded for ASML's stock-based compensation plans. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, ASML's net income and calculation for net income per ordinary share would have been as follows:

	1999	2000	**2001**
Net income (loss)			
As reported	57,188	378,047	**(478,992)**
Pro forma	38,122	345.835	**(508,534)**
Basic Net Income (loss) per Ordinary Share			
As reported	0.12	0.82	**(1.03)**
Pro forma	0.08	0.75	**(1.09)**
Diluted Net Income (loss) per Ordinary Share			
As reported	0.12	0.78	**(1.03)**
Pro forma	0.08	0.74	**(1.09)**

The estimated weighted average fair value of options granted during 1999, 2000 and 2001 was EUR 6.86, EUR 20.91 and EUR 20.68 respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 1999, 2000 and 2001, respectively: no dividend yield, volatility of 50.0, 73.0 and 74.0 percent, risk-free interest rate of 5.75, 7.2 and 7.0 percent, no assumed forfeiture rate and an expected life of 2 years after the vesting period.

14. RELATED PARTIES (SEE ALSO NOTES 2 AND 20)

Transactions between ASML and Philips are effected at market value prices.

ASML has several agreements with Philips that set forth the parties' respective responsibility for certain matters arising out of the historical operations of ASML and the formation of the Company as a holding company for ASML's operations: establish certain rights and obligations of the Company, Philips and their respective subsidiaries on a prospective basis; afford the Company continued access to Philips' research and development resources in return for fees and provide for the parties' respective rights to certain items of intellectual property.

In its ordinary course of business, ASML engages in sales and purchase transactions with various companies within Philips.

As mentioned in Note 1 to the Consolidated Financial Statements, the ownership of the company's shares owned by Philips decreased to less than 10 percent in 2000. Therefore, Philips is no longer regarded as a related party for 2000 and 2001, and no additional disclosures for the year 2000 and 2001 have been presented.

The following table summarizes transactions between ASML and Philips:

Year ended December 31	1999	2000	2001
Activities			
Purchases of goods and services	75.213	NA*	**NA**
Research and development expenses	38.163	NA	**NA**
Total purchases from Philips	113.376	NA	**NA**
Sales to Philips	57.065	NA	**NA**

* NA = Not applicable

15. FINANCIAL INSTRUMENTS

Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and convertible subordinated loans. The carrying amounts of all financial instruments approximates fair value due to the short-term nature of these instruments. The fair value of ASML's long-term debt, based on current rates for similar instruments with the same maturities, approximates the carrying amount. As of December 31, 2001 ASML was a party in open forward contracts to hedge sales transactions in U.S. dollars up to an amount of USD 37.0 million. Furthermore, ASML was a party in an open forward contract to hedge purchase transactions up to an amount of USD 15.0 million and in option contracts to hedge purchase transactions up to an amount of USD 35.5 million. Also, ASML was a party in open forward contracts to hedge the loan to Micronic up to an amount of SEK 320 million.

16. COMMITMENTS AND CONTINGENCIES

ASML leases facilities and certain equipment under operational leases. As of December 31, 2001. the minimum annual rental commitments are as follows:

2002	37,010
2003	34,650
2004	39,949
2005	23,413
2006	18,020
Thereafter	135,140
Total	288,182

Rental expense was EUR 53 million, EUR 59 million and EUR 80 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Liabilities

ASML terminated sale and leaseback transactions to lease, for testing and training purposes, systems manufactured by ASML.

The Company is party to various legal proceedings generally incidental to its business. As is the case with other companies in similar industries. ASML faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial condition but could materially affect consolidated results of operations in a given year.

On occasion, certain of ASML's customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to use of the ASML equipment infringes one or more patents issued to such parties. ASML has been advised that, if claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

In 1998, Fullman International Inc., and Fullman Company LLC ("Fullman") initiated a lawsuit in the United States District Court for the District of Oregon alleging claims for fraudulent conveyance, constructive trust and declaratory relief in connection with a settlement the Company had previously entered into resolving our claims against a Thailand purchaser of the Company's equipment. In its complaint against the Company, Fullman, allegedly another creditor of the Thailand purchaser, alleges damages of approximately EUR 13 million plus interest. The Company has successfully moved to transfer the case to the United States District Court for the Northern District of California. The district court has dismissed the case. However, subsequently Fullman appealed the judgement to the 9th Circuit Court of Appeals in San Francisco. The appeal is still pending. While the outcome of such litigation is uncertain, the Company believes it has meritorious defenses to the claims and intends to conduct a vigorous defense.

On May 23, 2000, Ultratech Stepper, Inc. ("Ultratech"), filed a lawsuit in the United States District Court for the Eastern District of Virginia (which has subsequently been transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleges in the complaint of the lawsuit that the defendants are infringing Ultratech's rights under a United States patent, through the manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief and damages. Management believes, based on current information and, in particular, recent favorable interpretation by the Court as to the scope and meaning of the asserted patent, that meritorious defenses are available, which ASML intends to vigorously assert. On October 12, 2001, ASML filed a lawsuit in the United States District Court for the District of Massachusetts against Ultratech. ASML's complaint alleges that Ultratech's manufacture, use, offer for sale and sale of certain of its photolithography stepper devices in the United States infringe six United States patents held by ASML. ASML's complaint seeks injunctive relief and damages. ASML intends to vigorously pursue these claims.

On December 21, 2001, Nikon and two of its United States subsidiaries filed a complaint with the United States International Trade Commission ("ITC") under Section 337 of the United States trade laws against ASML. On the same day, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California. On January 23, 2002, the ITC instituted an investigation under Section 337 based on Nikon's complaint. The complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. The complaint in the California action alleges infringement of four other Nikon patents. Nikon's patents relate to several different aspects of photolithography equipment. In the ITC proceeding, Nikon seeks to exclude the importation of infringing products. The California complaint seeks injunctive relief and damages. ASML is reviewing these cases. It is very early in the process and therefore the outcome cannot be estimated at this stage.

17. COST OF SALES

ASML has research and development agreements with the Government of the Netherlands, Ministry of Economic Affairs. In 1999, 2000 and 2001, credits were received for research and development projects relating to a new generation of semiconductor lithography systems. The agreements require that the majority of the amounts received are to be repaid, with interest, to the extent product sales occur which relate to the research. The amount of the repayment due is based on a percentage of the selling price of the product and is charged to cost of sales when such a sale is recorded. In 1999, 2000 and 2001, no repayment obligations were outstanding. In 2001, the first repayment of these credits was recorded.

As of December 31, 2000 and 2001, ASML has contingent obligations totaling EUR 46 million and EUR 49 million to repay TOK credits received in 2000. The increase in this liability was caused by added interest. Restructuring costs included in cost of sales are disclosed in footnote 2.

18. RESEARCH AND DEVELOPMENT CREDITS

ASML receives subsidies and credits for research and development from various sources as follows:

Year ended December 31	1999	2000	**2001**
European Community/Dutch technology (EUREKA) subsidy	9,688	5,941	**9,872**
Netherlands Ministry of Economic Affairs (TOKs) credits*	17,073	8,176	**0**
Netherlands Ministry of Economic Affairs subsidy (WBSO / BTS / Stimulus)	5,066	4,101	**6,009**
European Community technology (ESPRIT-EUCLIDES / ELLIPSE) subsidy & other subsidies	6,988	6,765	**342**
Total subsidies and credits received	38,815	24,983	**16,223**

* See Note 17 of the Notes to the Consolidated Financial Statements.

19. INCOME TAXES

The components of income before income taxes are as follows:

Year ended December 31	1999	2000	**2001**
Domestic	92.796	406.559	**(36,486)**
Foreign	(9.169)	143.228	**(660,734)**
Total	83.627	549.787	**(697,220)**

The foreign component relates almost entirely to the U.S.A.

The Dutch domestic statutory tax rate is 35 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	1999	2000	**2001**
Income tax expense based on domestic rate	29,269	192.425	**(244,027)**
Different foreign tax rates	(2.506)	(19.936)	**25,974**
Other credits and non-taxable items	(324)	(5.240)	**(175)**
Provision for income taxes shown in the income statement	26.439	167.249	**218,228**

ASML's provision for income taxes consists of the following:

Year ended December 31	1999	2000	**2001**
Current			
Domestic	41,207	136,881	**(28,343)**
Foreign	310	40,015	**6,002**
Deferred			
Domestic	(9,052)	(9,061)	**0**
Foreign	(6,026)	(586)	**(195,887)**
Total	26.439	167.249	**218,228**

Deferred tax assets (liabilities) consist of the following:

December 31	2000	**2001**
Tax effect carry forward losses	8,420	**176,959**
Inventories	(9,582)	**(22,692)**
Other	32,761	**73,219**
Total	31,599	**227,486**

Deferred tax assets (liabilities) are classified in the Consolidated Financial Statements as follows:

December 31	2000	**2001**
Deferred tax assets – current	41,210	**362**
Deferred tax assets – non-current	3,173	**262,091**
Deferred tax liabilities – current	(9,582)	**(665)**
Deferred tax liabilities – non-current	(3,202)	**(34,302)**
Total	31,599	**227,486**

As it is more likely than not that the defined tax asset will be realized, a valuation allowance is not recorded. The net operating losses carry forwards have an expiration date between 5-20 years.

20. SEGMENT DISCLOSURE

Segment information has been prepared in accordance with Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 131, "*Disclosures about Segments of an Enterprise and Related Information*." Management has identified two business segments based on products and services provided by each segment which are Lithography and Track and Thermal. Track and Thermal are aggregated when evaluated by management, as the segments have similar economic characteristics, the nature of products are similar and the customers serviced are similar. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated on operating income (loss). All interest income (expense) and minority interest in net income (loss) from subsidiaries are evaluated on a consolidated basis. The Company does not have sales between segments, and transactions between segments have been eliminated.

For the year ended December 31,	Lithography		Track and Thermal		Total	
	2000	2001	2000	2001	2000	**2001**
Net product sales	2,462,538	1,335,480	312,487	203.278	2,775,025	**1,538,758**
Net service sales	169.995	218,825	117,624	86.778	287.619	**305,603**
Total net sales	2,632,533	1,554,305	430,111	290,056	3,062,644	**1,844,361**
Cost of product sales	1,405,471	1,348,837	237,648	217,604	1.643.119	**1,566,441**
Cost of service sales	145,576	190,331	53,539	35.732	199.115	**226,063**
Total costs of sales	1,551,047	1,539,168	291,187	253,336	1,842,234	**1,792,504**
Gross profit on sales	1,081,486	15,137	138,924	36,720	1.220,410	**51,857**
Research and development costs	327,015	347,333	64,988	77,114	392,003	**424,447**
Research and development credits	(24,983)	(16,223)	–	–	(24,983)	**(16,223)**
Selling, general and administrative expenses	247,221	237,549	65,770	42,444	312,991	**279,993**
Merger and acquisition costs	–	44,559	–	12,700	–	**57,259**
Operating income (loss)	532,233	(598,081)	8,166	(95,538)	540.399	**(693,619)**

ASML markets and sells its products in the United States and Europe principally through its direct sales organization and in Asia by means of independent sales agents. ASML makes all its sales into the United States through its U.S. operation and as from January 1st, 1999, its sales into Asia through its Hong Kong operation. Intra-area sales are accounted for at prices that provide a profit and take into consideration the rules and regulations of the respective governing authorities.

The following table summarizes net sales, operating income and identifiable assets of ASML's operations in the Netherlands, the United States and Asia, the significant geographic areas in which ASML operates.

	Asia	Netherlands	United States	Eliminations	Consolidated
1999					
Net sales to unaffiliated customers	623.749	125.725	829.447	0	1.578.921
Net sales to Philips	0	35,688	21.377	0	57,065
Intra-area sales	0	899,097	0	(899.097)	0
Total net sales	623,749	1,060,510	850,824	(899,097)	1,635.986
Operating income	34,113	80,986	(32,710)	229	82.618
Identifiable assets	248.450	1.389.361	896,555	(177.359)	2.357,007
2000					
Net sales to unaffiliated customers	1.237,170	339,795	1,485,679	0	3.062,644
Intra-area sales	0	1.688,960	0	(1.688.960)	0
Total net sales	1,237,170	2.028,755	1.485,679	(1.688.960)	3,062.644
Operating income	122.830	357,605	60.252	(288)	540,399
Identifiable assets	414.570	2,043,212	1,230,166	(289.250)	3.398,698
2001					
Net sales to unaffiliated customers	742,697	150.127	951.537	0	1.844,361
Intra-area sales	0	1,106.485	0	(1.106.485)	0
Total net sales	742.697	1.256.612	951.537	(1,106,485)	1,844,361
Operating income	(48.024)	39,634	(647.812)	(37,417)	(693.619)
Identifiable assets	382.907	3.149.982	1.013.696	(945.945)	3.600.640

Assets, liabilities and capital expenditures by segment are not evaluated by the chief operating decision maker and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

21. SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Aggregate cash compensation paid or accrued, including amounts accrued to provide pension, retirement or similar benefits by ASML for its management including members of the Board of Management of the Company, was EUR 2 million in 1999, EUR 3 million in 2000 and EUR 3 million in 2001. Aggregate compensation for the members of the Supervisory Board amounted to EUR 0.1 million in 1999, 2000 and 2001. Personnel expenses for all employees were:

For year ended December 31	1999	2000	**2001**
Wages and salaries	259,409	387,287	**483,522**
Social security expenses	22,472	34,077	**39,116**
Pension and retirement expenses	13,391	22,111	**28,258**
Total	295,272	443,475	**550,896**

The average number of employees during 1999, 2000 and 2001 was 5,736, 7,513 and 7,673 respectively.

The total number of personnel employed per sector was:

For year ended December 31	1999	2000	**2001**
Marketing & Technology	1,714	2,214	**2,028**
Goodsflow	2,033	2,663	**1,872**
Customer Support	1,583	2,296	**2,228**
General	554	743	**794**
Sales	177	207	**148**
Total	6,061	8,123	**7,070**

In 1999, 2000 and 2001, a total of 2,393, 3,329 and 2,972 personnel, respectively, were employed in the Netherlands.

22. VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss currently is ASML's sole supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. In addition to Zeiss' position as ASML's sole supplier of lenses, the Excimer laser illumination systems for Deep UV systems are available from a very limited number of suppliers. Additionally, certain raw materials and minerals necessary for the manufacture of certain components supplied by outside vendors may occasionally be limited. Any prolonged inability to obtain adequate deliveries from its suppliers, or any other circumstance that would require ASML to seek alternative sources of supply, could adversely impact ASML's future operating results.

23. CAPITAL STOCK

Cumulative Preference Shares

In April 1998, the Company has granted to the preference share foundation Stichting Preferente Aandelen ASML ("the Foundation") an option to acquire cumulative preference shares in the capital of the Company (the "Preference Share Option"). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have a higher liquidity preference for dividends payable and the same voting rights as ordinary shares. Additionally, cumulative preference shares are entitled to dividends at a percentage based on the average official interest rate determined by Euribor plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of Cumulative Preference Shares equal to the number of ordinary shares outstanding held by the Foundation at the time of exercise of the Cumulative Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of the Shareholders of a proposal to do so by the Board of Management that receives the prior approval of the Supervisory Board and of the Meeting of Priority Shareholders.

Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence as defined in "Bijlage X van het Fondsenreglement"
The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is not a "committed person" with the Company as defined in article A 2 B II of "Bijlage X van het Fondsenreglement van Euronext Amsterdam N.V.". The Board of the Foundation comprises three voting members from the Dutch business and academic communities, Mr. R. Selman, Mr. F. Grapperhaus and Mr. M den Boogert, and two non-voting members the Chairman of the Company's Supervisory Board and the Chairman of the Company's Board of Management, Mr. H. Bodt and Mr. D. Dunn respectively.

Priority Shares

The priority shares are held by a foundation, having an elected board that consists solely of members of the Company's Supervisory Board and Board of Management.

As of December 31, 2001, the board members were:
- Doug J. Dunn
- Henk Bodt
- Arie Westerlaken
- Syb Bergsma
- Jan A. Dekker
- Peter T.F.M. Wennink

An overview of the other functions held by above persons can be obtained at the Company's office.

Furthermore, the Company, as well as the members of the board, declare in accordance with Article 11 under C of the "Bijlage X van het Fondsenreglement van Euronext Amsterdam N.V." that in their opinion the composition of the board conforms with Article 10 under C of the above mentioned "Bijlage."[1]

With respect to the priority shares, they are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of the priority shares of the Company have the effective power to control significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

1 Article 10 states that the issuing entity takes care that not more than half of the priority shares are being held by Board members of the issuing entity or, in case the priority shares are being held by a legal entity, that not more than half of the amount of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also Board members of the issuing entity.

Independent Auditors' Report

To the Supervisory Board, Board of Management and Shareholders of ASML Holding N.V.
Veldhoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of euro amounts into U.S. dollar amounts, and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 of the Notes to the Consolidated Financial Statements. Such U.S. dollar amounts are presented mainly for the convenience of readers outside the Economic and Monetary Union (EMU).

Eindhoven, the Netherlands
January 17, 2002

Deloitte & Touche
Accountants

Information and Investor Relations

Financial Calendar

March 21, 2002
General Meeting of Shareholders
at the Evcluon,
Noord Brabantlaan 1a in Eindhoven,
The Netherlands

July 16, 2002
Announcement of semi-annual results for 2002

January 16, 2003
Announcement of annual results for 2002

Fiscal Year

ASML's fiscal year ends as of December 31.

Listing

The ordinary shares of the Company are listed on the Official market of the Euronext Amsterdam N.V. and on the Nasdaq Stock Market® (NASDAQ) in the United States, both under the symbol "ASML."

Investor Relations

ASML Investor Relations will supply information or further copies of the original English Annual Report as well as copies of the Dutch translation. In case of different interpretation between these versions, the English version prevails. Copies of other publications (i.e., Semi-Annual Reports or the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Amsterdam Exchanges) can also be obtained free of charge at the offices of ASML. The English version of the Annual Report and the Semi-Annual report are also available on the ASML website (www.asml.com).

Contact Information

ASML Holding N.V.

Investor Relations
phone: +31 40 268 4941 / 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

Corporate Communications
phone: +31 40 268 3687
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Office Address
De Run 1110
5503 LA Veldhoven
The Netherlands

Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands




ASML

Environmental Report 2001

Our technology leadership continues...

What does ASML stand for?

Ever since the company was founded in 1984, the promise of commitment has been consistent with the core values of ASML.

Our commitment is customer centric and includes technology. Commitment to technology leadership. Delivering leading edge technology. Packing a pipeline of advanced technology. Investing in R&D for next generation technology.

Our commitment is the foundation for our relationships with all our stakeholders:

Commitment to our customers. 2002 marks the company's renewed customer focus. We will make sure that our customers feel our long-term commitment to making them successful.

Commitment to our employees. Our people, who come from over 45 nations, are commited to ASML's success and contribute great ideas. To support them, we create an environment for professional development to grow their careers and do their best work.

Commitment to our suppliers. We work in partnerships with suppliers from all over the world. We help our suppliers to succeed so they can help us succeed.

Commitment to our investors. The company's reputation for transparency in its business and its track record for credibility exemplify ASML's commitment to investors.


ASML

Commitment


ASML

Environmental Report 2001

ASML Mission
Providing leading edge imaging solutions
to continuously improve customers'
global competitiveness

00000181



Contents

About ASML

ASML is a world leader in the manufacturing of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems, mainly for manufacturing complex integrated circuits (also called ICs or chips).

ASML designs, develops, manufactures, markets and services advanced systems used by the semiconductor industry to fabricate state-of-the-art integrated circuits. ASML's customers include most of the major global semiconductor manufacturers that provide the chips used in a wide array of electronic, communications and information technology products.

ASML's corporate headquarters is in Veldhoven, the Netherlands. Manufacturing sites and research and development facilities are located in Connecticut, California and the Netherlands. Technology development centers and training facilities are located in Japan, Korea, the Netherlands, Taiwan and the United States. To provide optimal service to its customers, ASML has over 50 sales and service organizations in 16 countries.

As of December 31, 2001:

Number of ASML employees:	7070
Number of ASML facilities:	50
Number of countries with ASML representation:	16

Products produced in 2001:
360 units (lithography, track and thermal)
Products shipped in 2001:
375 units (lithography, track and thermal)

ISO 9001 Certified :

- Corporate headquarters, Veldhoven, the Netherlands
- Lithography facility, Wilton, Connecticut, U.S.
- Track facility, San Jose, California, U.S.
- Tempe office, Tempe, Arizona, U.S.

ISO 14001 Certified:

- Track facility, San Jose, California, U.S.

Expanding Our Environmental Care Program

Every organization, no matter how large or small, has an impact on the environment. We all use energy and water, produce waste, handle packaging materials and paper, emit noise and so on. This report addresses how these environmental issues are managed.

Merger with Silicon Valley Group, Inc. (SVG)

In May 2001, we merged with Silicon Valley Group, Inc. (SVG) in the U.S., an event that marked a milestone for ASML. The merger took us overnight from an export-driven, Dutch high technology business to a truly global player.

The merger with SVG has also allowed us to introduce best-practice environmental processes learned and proven successful in one region across the ASML organization.

ASML's Concern for the Environment

ASML is committed to protecting and conserving the environment. During 2001, we made progress in bringing ASML's environmental program to a higher level.

The development and implementation of a formal management system is key to addressing environmental issues. The management system drives the continual improvement of our environmental performance. Our goal, as a globally operating organization, is to become ISO 14001 certified by an Internationally recognized association, as one enterprise operating worldwide. To accomplish this, each ASML location must meet the management system criteria. Our San Jose, California site in U.S., already has an ISO 14001 certified management system in place. All other sites are pursuing ISO 14001 certification.

Environmental Achievements

In the Netherlands, we took a step in this direction when we were awarded, in September 2001, a Tailor-made Environmental Permit (by the municipality of Veldhoven). This is the first ever Tailor-made Environmental Permit granted in Veldhoven and has been given to us on the basis of our Environmental Management System.

Other environmental achievements in 2001 include:

- establishment of a nitrogen plant on ASML premises in Veldhoven, the Netherlands. Pure nitrogen is an essential part of the manufacturing process, as it protects the lenses and ensures that they last longer
- introduction of a new building maintenance system that allows us to better calculate and control energy saving initiatives
- establishment of a new Gas Management System (GMS)
- installation of a flue gas condenser in Veldhoven
- continual rebuilding of used machines, which adds years to the lifecycle of our products
- continued investigation into using underground aquifers to save energy
- creation of an extensive risk assessment matrix for all environmental concerns
- closing of former SVG facilities in the U.S., as a result of the merger of ASML and SVG, while keeping within the regulatory requirements on environmental issues

Future Environmental Focus

For 2002, we have again established a number of environmental goals. Over the next 12 months, we will focus on:

- preparing all our sites for ISO 14001 certification
- creating a totally new, innovative cleanroom concept
- investigating the recycling of packaging material
- further reducing water consumption by recycling process water
- performing a risk assessment survey of soil contamination in the Netherlands
- analyzing the composition of our waste water through quarterly investigations

ASML's Environmental Policy and Report
Basic Principles

Our environmental policy forms an integral part of ASML's global company policy. It is based on the following principles:

- ASML aims to satisfy environmental legislation and regulations.
- ASML endeavors to minimize the negative environmental effects of its activities. We will control and restrict emissions into the air, water and soil, as well as control and restrict noise pollution, waste and energy consumption.
- ASML will shape its environmental policy by using an effective Environmental Management System, conforming to the ISO 14001 standard.
- ASML will ensure that third parties working at ASML comply with our environmental standards.
- ASML aims for open communication with its neighbors, the authorities and public interest groups.

For these reasons, we will make our environmental efforts public by producing an:

- Environmental program covering a four-year period (1999-2003) for our activities in the Netherlands. This document gives an overview of the goals and the means to achieve those goals.
- Annual environmental plan for our activities in the Netherlands, which describes the practical measures that arise from the environmental program.
- Annual report on global environmental issues, presenting key environmental indicators and comparing our performance to our annual environmental plan.

I look forward to sharing the results of our efforts with you in next year's report. In the meantime, we invite our customers, suppliers, governmental groups and environmental bodies to work with us to achieve our goals. I assure you that ASML is doing its part as a concerned partner wherever we do business.

Doug J. Dunn

CEO and Chairman of the Board of Management
ASML Holding N.V.

Veldhoven, January 17, 2002

Highlights from 2001

Some of our accomplishments in the environmental arena are detailed below:

- Our San Jose, California, U.S., site achieved ISO 14001 certification based on its Environmental Management System.

- On September 7, 2001, our corporate headquarters in Veldhoven, the Netherlands was awarded a Tailor-made Environmental Permit by the local government authorities. The Permit is the first ever granted by Veldhoven and indicates that we comply with, and have fulfilled, all legal requirements on environmental issues in the Netherlands.

- We installed an Energy Management System (EMS) that controls all essential installations and allows us to monitor the amount of energy consumed by each individual installation.

- During the last quarter of 2001, ASML and Hoek Loos (our main supplier of gases in the Netherlands) implemented a new Gas Management System (GMS), that regulates the volume, consumption and composition of gases.

- We also had a nitrogen plant designed and built in Veldhoven, the Netherlands. The new plant allows us to control the purity of the nitrogen we are using in a simple and cost-effective manner.

- ASML installed a flue-gas condenser in Veldhoven, which has proven a cost-effective solution to reducing the amount of energy we consume.

- In order to improve our ability to track, measure and contain risks to the environment that can be caused as a result of our operations, ASML created a Risk Assessment Matrix.



Goals for 2001

In 2001, ASML focused its environmental program on the following activities:

- Further sophistication of the waste registration and monitoring systems;
- Further use of the Energy Management System (EMS);
- Increased reuse of packaging materials;
- Recovery of inert gases;
- Research into limiting water waste by small consumers;
- Application of underground cool storage.

Activities are described in detail on the following pages.

Waste

Further sophistication of the waste registration and monitoring systems in Veldhoven, the Netherlands.

Together with waste-disposal expert SITA, ASML is conducting a survey of how waste can be reduced within the organization. Entitled Waste-Optimal, the survey comprises five stages:

- analysis
- planning
- execution
- evaluation
- adjustment

Results of the research are expected to be available during 2002 and should include:

- analysis of the status and composition of our waste
- inventory of ways to further reduce waste
- means of cost reduction
- optimization of logistics
- reduction of storage capacity
- improvement of management reporting

Waste (Veldhoven only)

	2000	2001
Domestic waste	500	**456**
Paper	168	**195**
Wood*	69	**123**
Swill**	154	**194**

[figures in metric tons]

* Wood waste is related to our construction activities.

** Swill waste is typically related to the number of employees.

Special Waste Flows (Veldhoven only)

	2000	2001
Electronics	10	**14**
Sulfuric Acid*	36	**48**
Other chemicals	24	**15**
Metals	18	**29**
Plastic cups	5	**5**
Fats	2	**1**

[figures in metric tons]

* Special waste flows are collected at an irregular basis this causes shifts in the annual flows.

Energy

Further use of the Energy Management System (EMS) installed in Veldhoven

The manufacturing of ASML systems requires a variety of equipment. We continually strive to use all of our equipment in the most cost-effective and efficient way. We also ensure that our equipment is well maintained and continues to serve our needs at the same high operational standard.

To fulfill this requirement, in 2001 we installed an Energy Management System (EMS) known as PRIVA. This new state-of-the-art system interconnects all Programmable Logic Controls (PLC) units that manage our essential installations. This system, in turn, is linked to the Local Area Network (LAN) of computers and workstations.

The EMS monitors the amount of energy consumed by each individual installation. Performance levels can be controlled and modifications made if necessary. The EMS also allows for greater control of the settings of our co-generation plant (the system we use to burn natural gas to produce heat and electricity).

Output reports from the EMS can be analyzed to monitor changes and show variations in performance of our essential equipment. Disturbances or negative shifts are detected in real time and action can be taken from any location that has access to the LAN. This system enables us to better control our manufacturing conditions and processes. For example, we can monitor and adjust the climate and the quality of the air in the cleanrooms with a minimum of energy, water refrigerant or other auxiliary materials.

We have begun noting levels of energy consumption in order to control consumption more strenuously in the future. Once the system has been in place for a longer period, we will be able to accurately track our consumption levels of these vital elements. The system will then be a cost-effective tool in our ability to limit our consumption of water, electricity, gas and so forth. Moreover, findings can be integrated immediately into other ASML locations all around the world.

To make further progress in 2002, we have agreed to undertake a joint survey with Siemens, one of the world's largest providers of electrical engineering and electronics solutions. The survey will focus on how we can do even more to lower energy consumption.

Energy Consumption

	2000	**2001**
Electricity (MWh)	121,993	**117,700**
Co-generator return supply (MWh)	5,726	**4,906**
Natural Gas [1000 m³]	11,238	**10,975**

Packaging

Increase the reuse of packaging materials

ASML's manufacturing process is based on modular assembly. Each module requires numerous sensitive and delicate materials, parts and instruments to form the hightech systems we make. Many of the parts are made by ASML partners and suppliers. While this outsourcing helps to make us an extremely flexible organization, it also means that we use a lot of packaging materials.

To try to reduce waste and cost, we – in partnership with waste-disposal contractor SITA – undertook a study of possible options for the reuse of packaging materials and the consequent reduction of waste. The research is entitled Waste-Optimal. The results of the research are expected to be available in 2002 and will include a list of priorities for action.

In 2002, we will continue to investigate ways to reuse packaging materials in more environmentally useful ways. We will continue to develop reusable packaging for regular shipments of the same parts. This practice already exists for some modules. In addition, we will research the way spare parts, replacements and other servicing goods are packaged and transported. As an example of our efforts of the 22 types of packaging for our latest TWINSCAN platform, 8 are reusable. For the PAS 5500 generation, 3 out of 14 are reusable.

Auxiliary Materials

	2000	**2001**
Paper	157	**107**
Wood	187	**180**
Cardboard	94	**90**
Pe-film	30	**27**

[figures in metric tons]

Noise Pollution

There was no significant change in the level of noise emitted from ASML buildings and plants in 2001 compared to 2000. ASML still continues to keep noise pollution within the permitted limits. ASML has minimized noise pollution by taking noise insulating measures and by carefully positioning buildings and installations.

Air

Recovery of inert gases

ASML investigated the use of inert gases (these do not chemically react with materials at different temperatures). However, due to the diffuse emissions no recovery technique proved to be feasible. In order to use gases as efficiently as possible, ASML handed the management of these gases over to Hoek Loos (our main supplier of gases in the Netherlands).

During the last quarter of 2001, Hoek Loos implemented a new Gas Management System (GMS) at our Veldhoven location. We use many specialty gases: helium, krypton, fluorine and so on. Each cleanroom needs these gases in different quantities, with different compositions and different levels of quality. Meeting these needs is an extremely complex process. Using the GMS, Hoek Loos can regulate the volume, consumption and composition of the gases for each facility. The system is being staffed and made operational almost entirely by Hoek Loos. The aim is to reduce the total consumption of specialty gases.

In 2002, ASML will be moving from the usage of simple gas mixtures to more complex ones and from pure to extremely pure quality of gas. This move comes as a result of the evolution in our technology towards Extreme Ultra Violet (EUV) light. In 2002, we also plan to better control the distribution of gases.

Furthermore, ASML had a nitrogen plant designed and built in Veldhoven, the Netherlands. Nitrogen is an inert gas that we use to protect the highly sensitive lithography equipment we manufacture.

The lithography technique exposes a mask with UV-light. The pattern on the mask is then projected onto the wafer through a lens. This UV light converts the oxygen in the air into ozone, which is highly corrosive. Lenses are particularly vulnerable to corrosion. To prevent corrosion, oxygen must be totally eliminated from the exposure section of our Wafer Steppers and Step & Scan systems. The oxygen is eliminated by flushing pure nitrogen through it. The purer the nitrogen used, the longer the lenses will last (the most expensive lens is worth about EUR 3.5 million).

Such a high purity of nitrogen cannot be obtained when nitrogen is delivered to us by truck, since during the emptying of the vehicle some oxygen is inevitably added. That is why in 2001, we decided to build our own nitrogen plant. By liquefying the nitrogen on site, lines remain permanently filled with nitrogen and thereby oxygen-free.

We also have a nitrogen plant at our Scotts Valley, California, U.S., site. These facilities ensure that we can simply and cost-effectively control the purity of the nitrogen we are using.

These facilities also allow us to better serve the environment. By using the purest nitrogen possible, we extend the life of the lens as a raw material and also save energy during the production process. Since we no longer need nitrogen to be transported to our facilities, energy consumption by vehicles is also eliminated. The concrete benefits of the nitrogen plant will be seen in 2002.

Emissions to Air

	2000	**2001**
CO_2 [tons]	19,970	**19,500**
NOx [kg]	23,375	**22,625**

Special Gases

	2000	**2001**
Specialties*	1,637	**1,723**
Nitrogen Bulk	2,798	**2,758**

[figures in metric tons]

* mainly mixtures of noble gases

Water

Research into limiting water waste by small consumers in Veldhoven, the Netherlands

A short investigation was carried out by engineering firm Witteveen & Bos to investigate how we can reduce the amount of water we use. In Veldhoven, a general outline of the existing water flow was drafted. The composition and quality of each flow was then investigated, and finally, the quality specifications of the water we needed were reviewed.

The results of the survey, presented in 2001, revealed that we are doing well in limiting the amount of water consumed. There are only three possible flows in which improvements can be made: uncontaminated process water, contaminated process water and sluice-water from the cooling tower. We will continue to evaluate how to make these improvements while maintaining current high standards in manufacturing.

Water Consumption

	2000	**2001**
Total water usage [m³]	460,764	**418,518**

Breakdown of Total Water Consumption

	2000	**2001**
Water disposed to sewage	406,816	**364,103**
Cooling water to surface	47,883	**43,952**
Moisturizing steam (as 2.5% of total use)	11,519	**10,463**

[figures in cubic meters]

New Generation Wafers

ASML's newest generation of wafer technology, 300 mm (12 inch), provides a 240 percent improvement in productivity. 300 mm wafers use up to 40 percent less energy, water and chemicals than 200 mm (8 inch) wafers.

Cooling Capacity

Application of underground cool storage in Veldhoven, the Netherlands, to limit energy consumption

ASML's research, development and manufacturing processes require large areas of cleanroom space. A cleanroom is a sealed work area where the air is so clean that it contains a limited number of dust particles per unit of volume. To achieve these clean conditions, air from outside the work area is filtered, cooled down, moisturized and then brought up to the required temperature. This process works very much like an ordinary air conditioning unit; however, the quantity of air that passes through our system is immense (2.5 million cubic meters per hour).

Not only does the air have to be treated the first time, but it must be kept permanently clean. To do so, the air is continually pumped around the room, and dust particles generated within the room are immediately removed by the airflow. Three-quarters of the air used can be recycled, and one quarter must be replenished from the outside (treated for the first time). This effort keeps the systems we manufacture and use, as well as the air around them, as clean as possible.

Even though air is cooled as it enters the room, the temperature rises quickly because the equipment inside the work area produces a great deal of heat. In addition to being continually pumped around the room, the air must be constantly cooled. These two activities use a considerable amount of energy.

The surplus heat produced by our co-generation plant (the system through which we burn natural gas to provide heat and electricity) is cooled and used in our offices and, in particular, in our cleanrooms. In winter, less cooling is required, as outside air is naturally at lower temperatures. The surplus of heat produced by the co-generation plant is not converted into cold air. This excess is simply lost in cooling towers. However, in summer, the capacity of the absorption-cooling process is too small, so extra capacity must be provided using normal compression cooling techniques. Ideally, excess cold air produced during winter could be stored effectively so that it could be used in summer, eliminating the need for compression cooling.

In order to achieve a better balance of cooling we have investigated using aquifers (geological formations that can carry water). The water is kept cool by drilling a well in the aquifer, pumping up the water inside, cooling the water and then feeding it back into the aquifer. Pumped back to the surface in the summer when it is needed, this water can cool the air in an extremely cost-effective way, saving significant amounts of energy.

Based on this idea, we have carried out a geological/geohydraulic study to investigate the possibilities of underground storage in a suitable aquifer. However, progress has been slowed by concerns from environmental authorities that this technique would change the level of underground water-flow in the area. A significant change in the water level could endanger the habitat of the local area. To keep within expected limits of change (+/- 20 percent), certain measures would have to be taken that would ultimately negate the value of the project. During 2002, we will make decisions on the progress we can achieve.

Additional Achievements in 2001

In 2001, we fulfilled the legal requirements for environmental concerns and met most of the goals we set at the end of 2000. We also achieved a number of additional successes.

Flue-gas Condenser

An example of ASML's effort to conserve energy is the installation of a flue-gas condenser in Veldhoven, the Netherlands in 2001. Flue gases are hot gases that are emitted from a chimney into the atmosphere. Instead of heating a building or other facility, the gases heat the atmosphere, thereby wasting energy. However, if the flue-gas is passed through a heat-exchanger, some of this energy can be recovered and then reused.

Risk Assessment Matrix

In order to better track, measure and contain risks to the environment that can be caused by our operations, we created an extensive Risk Assessment Matrix. The matrix took an inventory of all processes that come into contact with air, water or soil; produce noise and waste; or consume energy. We discovered 76 operating processes that fit these criteria. For each process, the environmental risks involved were defined, along with suggestions for containing the risk. Processes containing significant risk were then highlighted in the company's global environmental program and targets were set to reduce the risk. The matrix has enabled us to obtain a more accurate and in-depth impression of how we can minimize potential environmental hazards.

Goals from ASML's Environmental Plan 2000

There were a number of goals from our 2000 annual environmental plan that were carried forward into 2001. These include:

- *Monitoring of processing chemicals:*
  Consumption figures for chemicals used by ASML worldwide have been introduced into our Enterprise Resource Planning (ERP) system. This program will make us better able to monitor usage and maintain adequate stock levels. These figures are now checked weekly so that we can control stock closely. During 2002, former SVG usage and stock levels will also be monitored.
- *Registration and stock control of all auxiliary materials:*
  Levels of usage of auxiliary materials have also been entered into the ERP system, and consumption of these materials is now easier to track.
- *Restructuring of the vacuum distribution network:*
  In 2001, we investigated splitting the vacuum distribution network into two parts: vacuum and deep vacuum. However, the results of the research showed no environmental benefits to be gained by restructuring the network.

ASML Sets the Trend on Environmental Issues

Tailor-made Environmental Permit

ASML has been awarded the first Tailor-made Environmental Permit ever granted by the municipality of Veldhoven in the Netherlands. The permit has been awarded on the basis of our state-of-the-art Environmental Management System. The system was independently assessed last year and certified to be ISO 14001 compatible.

On the basis of this assessment, we received the Tailor-made Environmental Permit on September 7, 2001, under the Environmental Management Act and the Surface Water Pollution Act. The permit allows us to forgo regular, time-consuming and costly checks of our management system, as the authorities trust the way we are caring for the environment. Indeed, it indicates that we have fulfilled all legal requirements on environmental issues, and that enough control loops have been built into the system to ensure that measurements are accurate, and mistakes are not repeated. It also signifies that senior management is involved in our environmental care program and checks the system at least once a year to be sure that it is in full working order. Since all these conditions have been met and are guaranteed to be fulfilled in the future, Veldhoven granted us a flexible permit.

Normally, any firm that plans changes in its manufacturing processes, or renovates an existing plant, must apply for a permit from their local authority before any action can begin. This is an extremely time consuming procedure that can delay a company's expansion and growth. Our Tailor-made Environmental Permit means that we no longer have to go through this process in Veldhoven. When we need to adjust our manufacturing processes or rebuild our existing facilities, we can now simply alert the authorities of our intentions while continuing our work.

The permit also requires us to send an environmental report to the Veldhoven governmental authorities and water board on an annual basis and to provide them with an environmental plan for the following year. In addition, before December 31, 2003, ASML will send the authorities a new four-year environmental program for their approval.

The award of this permit will not only save us time, money and resources, but also further emphasizes our reputation as a company committed to the environment. Our future goal is to have all our facilities across the globe ISO 14001 certified.



Continuing Progress on Environmental Issues

For 2002, ASML has set a number of environmental goals.

Making the Cleanroom Cleaner

From our investigations and research in 2001, one overriding conclusion has surfaced that will allow us to make significant reductions in energy consumption and limit usage of water, gas and other auxiliary materials: we need to research and develop a new way of manufacturing our state-of-the-art products in the cleanrooms.

We use the latest, most modern technologies; our main buildings, less than three years old, are therefore still new and up-to-date. Thus, few major energy savings can be made by the organization as it currently operates.

However, ASML still wishes to further protect the environment by lessening the negative impact of our activities. To do so, ASML, together with other companies from different industries, will start a project in 2002 to further explore the concept of cleanrooms.

Our current manufacturing process relies heavily on the cleanroom concept. Cleanrooms are work areas in which the air has been made as clean (a limited number of dust particles per cubic meter) as possible. This uses a great deal of energy. We will always need to ensure that our machines are manufactured in a similar clean environment, but the question is: how can we do this while still conserving energy? Can the required utilities be delivered when we need them, while still enabling us to consume less?

Going Underground

Given the potential savings that the introduction of an underground cooling system could offer, ASML intends to readdress the issue in 2002 and investigate new ways to save energy, while conserving the environment. We will look for ways to use an aquifer for underground cooling while leaving the water levels unchanged.

Risk Assessment of Soil Contamination

ASML in Veldhoven, the Netherlands, stores chemicals in accordance with CPR-15 (fire- and acid-proof storage). Sulfuric acid, the principal chemical used in ASML activities, is stored in a separate bunker in which the floor is acid resistant and sealed. The bunker also includes a cellar, which is again acid resistant and used in the event of accidental spillage. Other chemicals are used in much smaller amounts but all are stored separately too. Lubricants and grease are used only in building installations. As a result of the careful way that we use and store these products, we are confident that the risk of soil contamination is negligible. The Tailor-made Environmental Permit that we were awarded in 2001 requires us to perform an assessment of soil contamination, which we will undertake in 2002.

Waste Water Composition Analysis

The Tailor-made Environmental Permit also requires us to analyze the composition of our waste water in Veldhoven. Each quarter we will take samples of all outgoing waste water and its composition will be examined. The analysis will show the amount of 'heavy' metals (copper and zinc) in the water, the levels of organic materials and levels of nitrogen containing substances. Following the analysis, ASML and the Veldhoven water authority will agree on a component analysis for monitoring waste water in the future.

Environmental Management on a Global Scale

During 2002, we will assess all our existing Environmental, Health and Safety (EHS) management systems against applicable standards and regulations from the ASML regions and from customers and other stakeholders. Our mission is to establish a company-wide integrated EHS management system that enables certification in international and national programs. To do so, we must have a clear roadmap for future planning and global coordination of resources.

Recycling and Revamping of Packaging

ASML has asked an outside waste-disposal expert (SITA) to survey all types of waste emitted by ASML. The research will determine how much waste we produce and the constituent parts of this waste. SITA will then advise us on how to limit the amount of waste we produce.

Decreasing Water Use

ASML plans to investigate how to re-use water from the co-generation cooling process as process water. Before this water can be re-used, all minerals must be eliminated from the water. ASML will also look at how this water can continue to be recycled for use as process water.

When Simple Becomes Complex

In 2002, ASML will be moving from using simple gas mixtures to more complex ones and from pure to extremely pure quality of gas. This move comes as a result of the evolution in our technology towards Extreme Ultraviolet (EUV) light. In 2002, we also aim to better control how gas is delivered in order to use it in a more economical way.

Summary

Continued Commitment to the Environment

ASML has made a firm commitment to preserving the environment around us. In 2001 we took many measures to limit our output of substances that are damaging to the environment and to conserve our consumption of energy resources.

We will continue our efforts into 2002 and beyond for all current and future ASML locations worldwide.

ASML Worldwide

Corporate Headquarters
De Run 1110
5503 LA Veldhoven
The Netherlands

U.S. Main Offices
8555 S. River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia Main Office
Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

for more information please visit our website
www.asml.com

Contact Information

ASML Holding N.V.

Corporate Communications
phone: +31 40 268 6494
fax: + 31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

Office Address
De Run 1110
5503 LA Veldhoven
The Netherlands

Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands

Printed in the Netherlands.

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